SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of April, 2014

Commission File Number 1565025

AMBEV S.A.
(Exact name of registrant as specified in its charter)

AMBEV S.A.
(Translation of Registrant's name into English)

Rua Dr. Renato Paes de Barros, 1017 - 3rd Floor
04530-000 São Paulo, SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

MANAGEMENT PROPOSAL

ORDINARY AND EXTRAORDINARY GENERAL MEETINGS

MARCH 25, 2014

AMBEV S.A.

CNPJ [National Register of Legal Entities] No. 07.526.557/0001-00

NIRE [Corporate Registration Identification Number] 35.300.368.941

A Publicly-Held Company

To the Shareholders,

We hereby present the following Management Proposal regarding the matters set forth in the agenda for the Annual and Extraordinary General Shareholders’ Meetings (“AEGM”)   of the Company to be held, cumulatively, on April 28, 2014, at 2:00p.m.:

Annual General Meeting:

1.      Analysis of the management accounts, with examination, discussion and voting on the financial statements related to the fiscal year ended December 31, 2013.

We propose the approval of the financial statements related to the fiscal year ended December 31, 2013, as presented on February 26, 2014 on the websites of the Brazilian Securities Commission (“CVM”) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodical Information System (“IPE”), the Company’s website (www.ambev.com.br/investidores) and the Valor Econômico newspaper and the Official Gazette of the State of São Paulo (“Financial Statements”) except for the adjustments regarding the proposed allocation of net income as will be further detailed in item 2 and Exhibits I and II to this Proposal. On March 24, 2014, the financial statements related to the fiscal year ended December 31, 2013 were spontaneously represented by the Company to CVM through IPE due to Company’s decision to reclassify, in the financial statements, the net dividends received and paid from subsidiaries and the cash flow statements, as described in Note 2 to our financial statements.

Pursuant to item III of Article 9 of CVM Ruling N. 481 of December 17, 2009 (“CVM Ruling N. 481/09”), as amended, the information set forth in Annex I of this Proposal, reflects our comments on the financial status of the Company.

2.      Allocation of the net profits for the year ended December 31, 2013, and ratification of the payment of interest on own capital and distribution of dividends for the year ended December 31, 2013, approved by the Board of Directors at meetings held on August 30, 2013, January 6, 2014, and March 25, 2014.

We propose that the net profits for the fiscal year ended December 31, 2013 be allocated as indicated below and as defined in detail in Annex II of this Proposal, drawn up in compliance with Item II of §1 of Article 9 of CVM Instruction Nº 481/09 It is further proposed the ratification of the payment of interest on own capital and distribution of dividends for the fiscal year ended December 31, 2013, approved by the Board of Directors at meetings held on August 30, 2013, January 6, 2014, and March 25, 2014.

Net Profits	R$9,534,968,744.29(1)
Amount allocated for payment of dividends and / or interest on own capital (gross) net of prescribed dividends	R$6,014,491,816.81
Amount allocated for the Investments Reserve	R$906,001,566.09
Amount allocated for the Tax Incentives Reserve	R$417,964,812.70

(1)             The difference between net profits shown in the table above and the sum of the amounts allocated refers to (i) the portion of profits equivalent to equity of 61.88% held by the Company in Companhia de Bebidas das Américas – Ambev until the Contribution of Shares that was recorded in the financial statements for disclosure purposes according to the predecessor basis of accounting described in item 10.4 of Annex I hereto, which does not belong to the Company; (ii) effect from revaluation of fixed assets at the predecessor cost; and (iii) prescribed dividends.

3.      Election of the members of the Company’s Fiscal Council and their respective alternates for a term of office until the Annual General Meeting to be held in 2015.

The controlling shareholders of the Company informed its Management that they will appoint for reelection, for the position of member of the Fiscal Council, Messrs.

(i) James Terence Coulter Wright, Brazilian, separated, civil engineer, bearer of Identity Card R.G. Nº 4.967.106-6 SSP/SP, enrolled with the CPF under Nº 872.316.898-68, with offices in the City of São Paulo, State of São Paulo, at Av. Prof. Luciano Gualberto, 908, Sala G-112, Cidade Universitária, as a Member of the Fiscal Council of the Company; (ii) Celso Clemente Giacometti, Brazilian, married, administrator and accountant, bearer of Identity Card RG Nº 3179758-1 SSP/SP, enrolled with the CPF under Nº 029.303.408-78, resident and domiciled at Av. Vereador José Diniz, nº 3725, 6th floor, conjunto 61, Campo Belo, São Paulo/SP, as a Member of the Fiscal Council of the Company; (iii) Emanuel Sotelino Schifferle, Brazilian, married, engineer, bearer of Identity Card RG Nº 01.433.665-5 IFP/RJ, enrolled with the CPF under Nº 009.251.367-00, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Henrique Dodsworth, 13/502, as an alternate Member of the Fiscal Council of the Company; and (iv) Ary Waddington, Brazilian, married, economist, bearer of Identity Card Nº 01.139.7777-5 IFP/RJ, enrolled with the CPF under Nº 004.469.397-49, resident and domiciled in the municipality of Armação dos Búzios, State of Rio de Janeiro, at Rua E.9 Condomínio do Atlântico - Praia da Ferradura, as an alternate Member of the Fiscal Council of the Company.

Additionally, Caixa de Previdência dos Funcionários do Banco do Brasil – PREVI, pursuant to article 161, paragraph 4, item “a”, of Law n. 6.404 of December 15, 1976, as amended (“Law n. 6.404/76”) informed the Company's management that it shall appoint for the position of member of the Fiscal Council, (i) for reelection, Mr. Mário Fernando Engelke, Brazilian citizen, widow, manager, bearer of Identity Card RG No. 488685 SSP/DF, enrolled with the CPF under No. 011.249.197-91, resident and domiciled in the City of Rio de Janeiro, State of Rio de Janeiro, at Av. Rainha Elizabeth, 129/801, Copacabana, to take office as effective member of the Company's Fiscal Council; and (ii) for election, Mr. José Elias Neto, Brazilian citizen, married, bank employee and economist, bearer of Identity Card No. 02775424850 - DETRAN/MG and enrolled with the CPF under No. 470.218.616/72, resident and domiciled in the City of Governador Valadares, State of Minas Gerais, at Rua Bromélias, 233, Retiro dos Lagos, to take office as effective member of the Company's Fiscal Council.

We explain that, pursuant to Article 10 of CVM Instruction Nº 481/09, the information on the candidates nominated as Members of the Fiscal Council Member of the Company listed above is presented in detail in Annex III of this Proposal.

4.      Ratification of the amounts paid out as compensation to the management and to the members of the Fiscal Council of the Company during the fiscal year ended December 31, 2013 and establishing the overall compensation of the management and of the members of the Fiscal Council for the Fiscal Year to be ended December 31, 2014.

We propose the ratification of the amounts paid out as overall remuneration allocated to the management and to the members of the Fiscal Council of the Company  for fiscal year ended December 31, 2013, in the total amount of R$74,635,393.00, which was inferior to the total amount approved on April 29, 2013, in the Annual Shareholders Meeting of Companhia de Bebidas das Américas – Ambev  (succeeded through merger by the Company). The difference is justified by the variable component of the compensation, which is connected to management specific performance targets, not entirely reached.

We also propose to establish the overall remuneration of the Company’s management for the fiscal year 2014 (that is, from January 1, 2014, through December 31, 2014) at an overall value of up to R$78,452,485.00.

With regard to the overall remuneration of the Fiscal Council for the term of office ending  at the Annual General Meeting to be held in 2015, we propose to be established at an annual amount of up to R$1,549,586.00, with the remuneration of the alternate Members corresponding to half the amount received by the full Members.

We explain that the information required for the necessary analysis of the Proposal presented on the remuneration of the management and Fiscal Council members, as set forth in Article 12 of CVM Ruling N. 481/09, is set forth in Annex IV of this Proposal, particularly items 1 to 4.

Extraordinary General Meeting:

1. Capital increase through the issuance of shares, arising from the partial capitalization of the tax benefit.

With the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the year ended December 31, 2013, pursuant to Article 7 of CVM Ruling N. 319/99, we propose the approval of a capital increase in the minimum amount of R$ 218,277,229.62, upon issuance of 13,566,018 shares and the maximum amount of R$ 352,684,594.10, upon issuance of up to 21,919,490 shares, at the closing price of R$16.09 per share, which corresponds to the closing price at the São Paulo Stock Exchange (BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros) on January 31, 2014, when the abovementioned tax benefit was earned, given that, of the shares to be issued: a) 13,566,018  shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A., controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$ 218,277,229.62; and b) up to 8,353,472 shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.139940902% of their respective stakes in the Company held on the date of the AEGM, at the same price as mentioned above, for payment in cash on subscription thereto, as described in Annex V hereto prepared pursuant to the provisions of Article 14 of CVM Ruling N. 481/09.  In this sense, the Company clarifies that its intention is to ratify this capital increase in any amount between the minimum and maximum amounts referred to above.

2.      Capital increase without the issuance of shares arising from the partial capitalization of the tax benefit.

We propose, additionally, a new capital increase, without the issuance of new shares, in the amount of R$ 93,547,390.11, in connection with the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of the special premium reserve - IN 319/99 in the year ended December 31, 2013, pursuant to article 7 of the CVM Ruling N. 319/99.  The information and justifications of the Management for the second capital increase are also set forth in due detail in Annex V of this Proposal, drawn up in compliance with the provisions stipulated in Article 14 of CVM Ruling N. 481/09.

3.      Amendment to the main section of Article 5 of the By-laws

We propose approval of the amendment to the main section of Article 5 of the By-Laws, as per Annex V hereto, so as to reflect any capital increases arising from the exercise of the options granted under the Stock Option Programs approved by the Board of Directors, according to the provisions set forth in the Stock Options Plan currently in force, approved within the limits of authorized capital, and ratified by the Board of Directors until the date of the AEGM, as well as to reflect the capital increase proposal by means of the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve – IN 319/99 for the Fiscal Year ended December 31, 2013. As described in item “2” of the section “Extraordinary General Meeting” of this Proposal, if approved, the Company’s capital stock will increase from R$57,000,946,244.65 to R$57,120,224,858.34, divided into 15,666,169,882   shares  with no par value. Accordingly, we propose the amendment to the main section of Article 5 of the By-laws, which provides for the Company’s capital stock, as follows:

Current Text	Proposed Text
Article 5 - The Capital Stock amounts to R$57,000,946,244.65, divided into 15,664,342,206 common shares, registered, with no par value.	Article 5 - The Capital Stock amounts to R$57,120,224,858.34, divided into, 15,666,169,882 common shares, registered, with no par value.

2.      Restatement of the By-laws

In order to reflect the change proposed above, we also propose the approval of the restatement of the Company’s By-Laws, in accordance with Annex VI hereto.

São Paulo, March 25, 2014.

The Management

Ambev S.A.

ANNEX I - MANAGEMENT COMMENTS ON THE FINANCIAL SITUATION OF THE COMPANY

Base Date: December 31, 2013

(Item 10 of Annex 24 of CVM Instruction No. 480 dated December 17, 2009, as amended)

Due to the merger of Companhia de Bebidas das Américas – Ambev into the Company, as approved in the Extraordinary General Shareholders Meeting held on January 2, 2014, Companhia de Bebidas das Américas – Ambev was extinguished and succeeded by the Company regarding all its rights and obligations.

Accordingly, in order to enable a proper analysis by shareholders, all information provided for in this Annex should be interpreted as if the Company exercise control and consolidate Companhia de Bebidas das Américas – Ambev results as from 2011, as well as according to the predecessor cost method, as described in item 10.4 hereof.

10.1– General financial and asset conditions

a) general financial and asset conditions.

The Company’s current working capital is sufficient for its current needs, and its cash resources, including third party loans, are sufficient to underwrite the financing of its activities and cover its funding requirements for at least the next twelve months.

The Executive Board understands that the Company presents sufficient equity and financial conditions to implement its business plan and perform its obligations of short and medium term.

As of December 31, 2013, the Company had total current assets in the amount of R$20,470.0  million, of which R$11,285.8 million were cash and cash equivalents. Current liabilities totaled R$17,180.6 million.  The current liquidity ratio was 1.2x.

As of December 31, 2012, the Company had total current assets in the amount of R$16,305.9 million, of which R$8,974.2 million were cash and cash equivalents, while current liabilities amounted to R$15,527.3 million. The current liquidity ratio was1.1x.

As of December 31, 2011, the Company had total current assets in the amount of R$14,747.2 million, of which R$8,145.7 million were cash and cash equivalents.  As of December 31, 2011, its current liabilities totaled R$14,422.0 million.  The current liquidity ratio, used to assess the capacity of the Company to perform its short-term obligations was 1.8x.

As seen above, the Company’s current liquidity ratio remained above to 1, thus confirming its ability to meet its short-term obligations. In other words, its short-term assets exceed its short-term obligations.  Additionally, the Company’s cash, cash equivalents and current investment securities have been consistently improving year by year, and totaled R$11,285.8 million on December 31, 2013.

R$ (million)	12/31/2013	12/31/2012	12/31/2011
Total Current Assets	20,470.0	16,305.9	14,747.2
Total Current Liabilities	17,180.6	15,527.3	14,422.0
Net Working Capital Ratio (CA-CL)	3,289.4	778.6	325.2

b) capital structure and possibility of redemption of shares or quotas(in thousands of Reais).

The Company’s capital structure was the following: (i) as of December 31, 2011 – 62% of equity and 38% of third party financing, (ii) as of December 31, 2012 – 60% of equity and 40% of third party financing, and (iii) as of December 31, 2013 - 64% of equity and 36% of third party financing.

Additionally, its cash, cash equivalents and current investment securities position net of bank overdrafts and net debt during the same period behaved as follows: (i) as of December 31, 2011 – cash net of bank overdrafts  R$8,326.8 million and cash net of debt of R$4,224.5 million; and (ii) as of December 31, 2012 – cash net of bank overdrafts of R$9,450.8 million and cash net of debt of R$6,307.0 million; and (iii) as of December 2013, - cash net of bank overdraft of R$11,574.4 million and cash net of debt of R$8,680.3 million.

The gradual reduction of net debt throughout recent years, and the consequent reduction of third-party capital use and increase in the Company’s net cash position are adequate to allow the Company to implement its business plan and meet its short and medium-term obligations.

(i) Stock redemption.

There is no possibility of redeeming the shares issued by the Company.

(ii) Stock redemption calculation.

Not applicable, once there is no possibility of redemption of shares issued by the Company other than those set forth by law.

c) payment capacity in relation to financial commitments undertaken

In view of the Company’s debt profile, its cash flow and liquidity position, the directors believe that the Company has sufficient liquidity and capital resources to cover the investments, costs, expenses, debts and other amounts payable over the next few years, although they cannot guarantee that this situation will remain unchanged.  In case it may be necessary to take out new loans to finance its investments and acquisitions, the directors believe that the Company has capacity to do so.

d) sources of financing for working capital and investments in non-current assets used

The Company’s working capital cycle has substantially evolved every year since 2008, and as of December 31, 2013, it reported a negative working capital, meaning that there is no need to raise new loans to finance working capital.  With regard to investments in non-current assets, the Company’s current cash position and the expected cash flow generation are sufficient to cover these investments. In any event, the Company has wide access to funding sources should there be an occasional need for supplemental funding for such investments.

e) sources of financing for working capital and for investments in non-current assets that it intends to use to cover liquidity shortfalls

The Company has access to credit facilities extended by leading Brazilian and foreign banks, and has already raised funds in domestic and international capital markets.  The Company’s current investment grade rating issued by key international rating agencies facilitates its access to additional financing arrangements that could be used to compensate any potential liquidity shortcomings.

f) levels of indebtedness and characteristics of debts

The Company's loans have equal rights to payment without subordination clauses.  Except for the credit lines due to FINAME contracted by the Company with Banco Nacional de Desenvolvimento Economico e Social – BNDES (“BNDES”), where collateral is provided on assets acquired with the credit granted which serve as collateral; other loans and financing contracted by the Company provide only personal guarantees as collateral.  The loan contracts contain financial covenants including:

• Going-concern;

• Maintenance, in use or in good condition for the business, of the Company's properties;

• Restrictions on acquisitions, mergers, sale or disposal of its assets;

• Disclosure of financial statements under Brazilian GAAP and IFRS; prohibition related to new real guarantees for loans contracted, except if: (i) expressly provided the Company's bylaws or local law, (ii) new loans contracted from financial institutions linked to the Brazilian government - including the BNDES or foreign governments; - or foreign governments, multilateral financial institutions (e.g. World Bank) or located in jurisdictions in which the Company operates.

These clauses apply to the extent that the events mentioned produce material adverse effects on the Company and / or its subsidiaries or the rights of its creditors, and, in the event of a breach, the Company is granted a grace period to cure such default.

Additionally, all agreements entered into with the BNDES are subject to certain “provisions applicable to agreements entered into with the BNDES” (“Provisions”).  Such Provisions require the borrower, to obtain prior consent of BNDES if they, for instance, wish to: (i) raise new loans (except for loans described in the Provisions); (ii) give preference and/or priority to other debts; and/or (iii) dispose of or encumber any item of their fixed assets (except as provided for in the Provisions).

The Company's debt was structured in a manner to avoid significant concentration of maturities in each year and tied to different interest rates. The most relevant interest rates are: (i) fixed rate for the 2017 Bonds; and (ii) Currencies basket (UMBNDES) and Long Term Interest Rate (Taxa de Juros de Longo Prazo - TJLP) for BNDES loans.

As at December 31, 2013, the Company was in compliance with its contractual obligations for its loans and financings.

Ambev Debt Profile as of December 31, 2012
Debt Instruments	2014	2015	2016	2017	2018	After	Total
BNDES Basket Debt floating rate
BNDES Basket Debt floating rate	153.3	102.9	69.8	16.5	-	-	342.5
UMBNDES + Average Pay Rate	1.76%	1.75%	1.74%	1.70%	-	-	1.75%
TJLP BNDES Debt floating rate
Notional Amount	513.3	412.7	275.7	52.7	-	-	1,254.4
TJLP + Average Pay Rate	7.16%	7.17%	7.18%	7.30%	-	-	7.17%
International Debt
Other Latin-American currencies floating rate	17.9	-	-	11.1	-	-	29.0
Average Pay Rate	9.01%	-	-	6.54%	-	-	8.07%
US dollar – fixed rate	123.4	36.8	-	-	-	-	160.2
Average Pay Rate	0.69%	0.69%	-	-	-	-	0.69%
Average Pay Rate – floating rate	171.1	61.4	90.2	34.5	3.4	18.6	379.2
Average Pay Rate	1.82%	2.42%	1.35%	2.06%	6.00%	6.00%	2.07%
Debt in Reais - fixed rate
Notional Amount	26.9	52.4	34.1	7.3	15.0	54.6	190.3
Average Pay Rate	3.01%	3.01%	3.01%	3.01%	3.01%	3.01%	3.01%
Debt in Reais - fixed rate
Notional Amount	35.1	29.1	21.8	307.1	24.1	75.2	492.4
Average Pay Rate	4.50%	4.22%	3.61%	8.97%	3.93%	3.62%	7.07%
Total indebtedness	1,040.6	695.3	549.2	418.1	42.5	148.4	2,894.1

g) constraints on the use of financing already taken out

As of December 31, 2014, the Company had loans with BNDES, FINEP and Finame credit facilities with private banks and other credit lines with private banks in the amount of R$3,078.8 million, of which R$2,893.2 million (94.2%) are in use and there are R$177.6 million (3.3%) to be used by the Company.

The financing amount as of December 31, 2013 relates to negotiated lines in the total amount of R$ 5,376.1 million, of which R$ 2,305.3 million (42.9%) were already amortized.

h) significant changes to each item of the Financial Statements

Please find below the significant changes to the Financial Statements of the Company.

BALANCE SHEET

	As of December 31,
Assets	2013	2012	2011

Cash and cash equivalents	11,285.8	8,974.3	8,145.7
Short-term investments	288.6	476.6	193.4
Trade and other receivables	5,443.7	4,268.0	3,875.3
Inventories	2,795.5	2,466.3	2,238.5
Taxes receivable	656.4	116.5	293.9
Assets held for sale	-	4.1	0.4
Current Assets	20,470.0	16,305.9	14,747.2

Short-term investments	63.8	249.4	242.1
Trade and other receivables	2,260.2	1,855.0	1,232.0
Deferred tax assets	1,646.5	1,428.2	1,447.1
Taxes receivable	11.1	12.3	16.3
Employee Benefits	23.5	25.5	18.5
Investments	26.5	24.0	21.7
Property, plant and equipment	13,937.8	12,351.3	10,375.5
Intangible assets	3,213.6	2,936.1	1,912.8
Goodwill	27,021.1	26,645.2	23,814.2
Non-current assets	48,204.0	45,527.0	39,080.2

Total assets	68,674.0	61,832.9	53,827.4

Liabilities and shareholders’ equity	2,013.0	2,012.0	2,011.0

Accounts payable and other accounts payable	15,107.5	13,579.3	11,302.1
Loans and financing	1,040.6	837.8	2,212.1
Bank overdrafts	-	0.1	12.3
Income tax and social contribution payable	887.6	972.6	793.9
Provisions	145.0	137.5	101.6
Current liabilities	17,180.6	15,527.2	14,422.0

Accounts payable and other accounts payable	1,556.9	3,064.0	1,196.6
Loans and financing	1,853.5	2,306.0	1,890.2
Deferred tax liabilities	2,095.7	1,367.7	1,112.0
Provisions	431.7	518.1	478.4
Employee benefits	1,558.3	1,780.9	1,602.9
Non-current liabilities	7,496.0	9,036.6	6,280.2

Total liabilities	24,676.6	24,563.9	20,702.2

Shareholders’ equity
Capital Stock	57,000.8	249.1	249.1
Reserves	61,220.3	51.6	54.3
Equity Valuation Adjustment	(75,382.3)	24,905.9	22,784.7
Controlling shareholders’ interest	42,838.8	25,206.6	23,088.1

Non-controlling interest	1,158.6	12,062.4	10,037.2

Total shareholders’ equity	43,997.4	37,269.0	33,125.3

Total liabilities and shareholders’ equity	68,674.0	61,832.9	53,827.4

Balance Sheet regarding the Fiscal Year Ended December 31, 2013 compared to 2012

Assets

Cash and cash equivalents

As of December 31, 2013 the balance of cash and cash equivalents and short-term investments  totaled R$11,574.4 million compared to R$9,450.9 million as of December 31, 2012.  The increase by R$2,123.5 million or 22.5% is primarily due to the cash generated from operations in 2013, which compared to that of 2012 presented a 10.1% increase.

Trade and other receivables

As of December 31, 2013, the balance of receivables totaled R$7,703.9 million, compared to R$6,123.0 million on December 31, 2012.  The increase of R$1,580.9 million, or 25.8% is detailed in the tables below:

(R$ millions)	2013	2012
Current assets
Trade receivables	2,927.3	2,468.0
Interest receivable	76.6	127.1
Indirect taxes receivable	740.6	468.7
Derivative financial instruments with positive fair value	609.6	340.6
Prepaid marketing expenses	787.3	710.6
Dividends receivable	-	-
Related parties	-	-
Other receivables	302.2	152.9
	5,443.7	4,268.0
	2013	2012
Non-current assets
Trade receivables	-	1.4
Guarantees and deposits	546.3	552.5
Derivative financial instruments with positive fair value	1.7	30.5
Taxes receivable	463.0	362.7
Prepaid marketing expenses	148.4	172.9
Other receivables	1,100.8	734.9
	2,260.2	1,855.0

Inventories

As of December 31, 2013, the inventories balance totaled R$2,795.5 million compared to R$2,466.3 on December 31, 2012.  The increase by R$329.2 million or 13.3%  was primarily due to the increase in the stock of finished goods and raw materials in 2013 to meet the expected demand:

(R$ million)	2013	2012
Finished goods	876.0	698.0
Work in progress	246.7	204.5
Raw material	1,294.1	1,195.2
Consumables	31.6	59.5
Storeroom and other	267.5	248.7
Prepayments	122.0	88.3
Impairment losses	(42.4)	(27.7)
	2,795.5	2,466.3

Income tax and social contribution receivable

As of December 31, 2013, the balance of taxes receivable totaled R$667.5 million, compared to R$128.8 million as of December 31, 2012.

Property, plant and equipment

As of December 31, 2013 the balance of property, plant and equipment totaled R$13,937.8 million compared to R$12,351.3 million on December 31, 2012.  The change that resulted in a net increase of R$1,586.5 million, or 12.8%, is demonstrated in the table below:

(R$ millions)	2013					2012
Acquisition cost	Land and buildings	Plant and equipment	Fixtures and fittings	Under construction	Total	Total
Initial balance	5,024.6	15,669.0	2,828.7	1,601.5	25,123.8	21,886.1
Effect of movements in foreign exchange	51.4	151.8	26.7	(9.7)	220.2	582.0
Acquisitions through business combinations	-	-	-	0.1	0.1	721.9
Acquisitions	13.8	276.5	89.6	3,259.2	3.6	2,971.5
Write-off of subsidiary	-	-	-	-	-	-
Disposals	(102.4)	(1,404.6)	(352.5)	(0.7)	(1,860.3)	(941.7)
Transfers from (to) other asset categories	662.6	1,604.5	373.5	(2,807.5)	(0.2)	(97.8)
Other	0.1	(1.8)	1.9	-	0.0	1.9
Balance at end	5,650.0	16,295.3	2,967.8	2,042.8	23,487.3	25,123.8
Depreciation and Impairment
Initial Balance	(1,622.2)	(9,160.2)	(1,990.1)	-	(12,772.5)	(11,510.6)
Effect of movements in foreign exchange	(22.6)	(111.0)	(18.5)	-	(152.1)	(378.6)
Acquisitions through business combinations	-	-	-	-	-	-
Depreciation	(176.2)	(1,356.9)	(325.1)	-	(1,858.2)	(1,732.1)
Impairment losses	(0.1)	(71.6)	(1.2)	-	(73.0)	(56.4)
Write-off of subsidiary	-	-	-	-	-	-
Disposals	95.0	1,340.9	340.6	-	1,776.5	855.8
Transfers from (to) other asset categories	1.0	26.1	33.1	-	60.2	46.1
Other	-	1.0	(0.1)	-	1.0	3.3
Balance at end	(1,725.2)	(9,331.7)	(1,961.4)	-	(13,018.3)	(12,772.5)
Carrying amount:
December 31, 2012	3,402.4	6,508.8	838.6	1,601.5	12,351.3	12,351.3
December 31, 2013	3,924.8	6,963.7	1,006.5	2,042.8	13,937.8	-

Intangible Assets

As of December 31, 2013, the intangible assets balance totaled R$3,213.6 million, compared to R$2,936.1 million on December 31, 2012. The net increase of R$277.5 million, or 9.5%, is primarily due to  acquisitions of distribution agreements in 2013.

Goodwill

As of December 31, 2013 the goodwill balance totaled R$27,021.1 million, compared to R$26,645.2 million on December 31, 2012.  The movement that resulted in a net increase of R$375.9 million is demonstrated in the table below:

	2013	2012
Initial Balance	26,645.2	23,814.2
Effect of movements in foreign exchange	501.9	686.7
Acquisition of Subsidiary	132.7	2,144.3
Other	(258.7)	-
Balance at end	27,021.1	26,645.2

Liabilities

Trade and other payables

As of December 31, 2013, the balance of trade and other payables totaled R$16,664.4 million compared to R$16,643.3 million on December 31, 2012. The increase of R$21.1 million is detailed in the tables below:

(R$ millions)	2013	2012
Trade payables and accrued expenses	7,925.4	6,560.7
Payroll and social security payables	722.1	566.1
Indirect taxes payable	2,177.4	2,046.8
Deferred sales tax(i)	57.6	54.7
Interest payable	20.5	38.7
Derivative financial instruments with negative fair value	945.6	1,051.7
Dividends and interest capital payable	1,095.2	3,099.9
Accounts payable – related parties	-	-
Option of sale of equity in subsidiary	1,983.5	-
Other payables	180.3	160.8
Current liabilities	15,107.5	13,579.3
Trade payables	69.4	45.0
Deferred sales taxes (i)	517.8	528.8
Taxes, charges and contributions	365.2	250.5
Derivative financial instruments with negative fair value	32.5	4.2
Option of sale of equity in subsidiary	537.3	2,125.8
Other payables	34.8	109.7
Non-current liabilities	1,556.9	3,064.0
Total	16,664.4	16,643.3

(i) The balance of deferred sales tax is related to the financing of ICMS offered by certain states in Brazil as part of industrial incentive programs. The deferred percentages can be fixed throughout the program, or fluctuate between 65% to 90% in the first year and in subsequent years, reaching 50% in the last year. The deferred amounts are corrected according to a general price index or pre-fixed rates.

Interest-bearing loans and borrowings

Current and non-current interest-bearing loans and borrowings totaled R$2,894.1 million as of December 31, 2013, compared to R$3,143.8 million as of December, 31, 2012.  The reduction of R$249.7 million, or 7.9% in gross indebtedness in the fiscal year ended December 31, 2013, is primarily due to the settlement of  unsecured bank loans.

Income tax and social contribution

As of December 31, 2013, the balance of income tax and social contribution totaled R$887.6 million compared to R$972.6 million on December 31,2012. The reduction by R$85.0 million, or 8.7%, was primarily due to the increase in the taxable base in the period.

Equity

As of December 31, 2013, the equity totaled R$43,997.4 million compared to R$37,269.0 million on December 31, 2012. Such increase of R$6,728.4 million, or 18.1% was primarily due to the net profit for the fiscal year 2013 in the amount of R$11,354.1 million, which was partially offset by the allocation of R$2,122.2 million for payment of dividends and interest on own capital and the reflex effects from adoption of predecessor cost in the amount of R$6.0 billion.

Deferred tax (Assets and Liabilities)

As of December 31, 2013, the balance of deferred tax (assets and liabilities) totaled R$449.2 million in liabilities compared to R$60.5 million in assets on December 31, 2012. The  reduction by R$509.7 million is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(R$ millions)	2013
	Assets	Liabilities	Net
Trade and other receivables	47.9	-	47.9
Derivatives	50.8	(20.9)	29.9
Inventories	138.8	(1.7)	137.2
Tax loss carryforwards	293.3	-	293.3
Tax credits from corporate restructuring	-	-	-
Employee benefits	477.2	-	477.2
Property, plant and equipment	26.6	(667.4)	(640.8)
Intangible assets	5.7	(605.0)	(599.3)
Goodwill	-	-	-
Trade and other payables	-	(894.3)	(894.3)
Interest bearing loans and borrowings	7.5	-	7.5
Provisions	233.9	(21.5)	212.4
Interest on own capital	824.5	-	824.5
Profits from specific regime of subsidiary abroad	-	(247.8)	(247.8)
Other items	-	(96.8)	(96.8)
Gross deferred tax assets / (liabilities)	2,106.3	(2,555.4)	(449.2)
Offsetting	(459.7)	459.7	-
Net deferred tax assets / (liabilities)	1,646.5	(2,095.7)	(449.2)

(R$ millions)	2012
	Assets	Liabilities	Net
Trade and other receivables	37.7	-	37.7
Derivatives	294.8	(0.2)	294.6
Inventories	115.1	(0.6)	114.4
Loss carryforwards	342.3	-	342.3
Tax credits from corporate restructuring	229.8	-	229.8
Employee benefits	523.7	-	523.7
Property, plant and equipment	27.6	(607.6)	(580.0)
Intangible assets	5.8	(610.3)	(604.5)
Goodwill	29.2	-	29.2
Trade and other payables	-	(413.9)	(413.9)
Interest-bearing loans and financing	120.1	(4.4)	115.6
Provisions	287.9	(6.1)	281.8
Interest on own capital	60.4	-	60.4
Profits from specific regime of subsidiary abroad	-	(291.2)	(291.2)
Other items	-	(79.6)	(79.6)
Gross deferred tax assets / (liabilities)	2,074.4	(2,013.9)	60.5
Offsetting	(646.2)	646.2	-
Net deferred tax assets / (liabilities)	1,428.2	(1,367.7)	60.5

Balance Sheet for the Fiscal Years Ended December 31, 2012 compared to 2011

Assets

Cash and cash equivalents

As of December 31, 2012, the balance of cash and cash equivalents and short-term investments totaled R$9,450.9 million, compared to R$8,339.1 million as of December 31, 2011. The increase by R$1,111.8 million, or 13.3%, primarily due to the cash generated from operations in 2012, which compared to 2011, rose by 14.9%.

Trade and other receivables

As of December 31, 2012, the balance of trade and other receivables totaled R$6,123.0 million compared to R$5,107.3 million on December 31, 2011.  Such increase of R$1,015.7 million, or 19.9%, is demonstrated in the tables below:

(R$ millions)	2012	2011
Current Assets
Trade receivables	2,468.0	1,987.0
Interest receivable	127.1	55.3
Indirect taxes receivable	468.8	566.4
Derivatives with positive fair value	340.6	456.0
Prepaid marketing expenses	710.6	620.5
Other receivables	152.9	190.1
	4,268.0	3,875.3
Non-current Assets	2012	2011
Trade receivables	1.4	1.5
Guarantees and deposits	552.5	556.1
Derivatives with positive fair value	30.5	57.4
Taxes receivable	362.7	361.5
Prepaid marketing expenses	173.0	127.8
Other receivables	734.9	127.7
	1,855.0	1,232.0

Inventories

As of December 31, 2012, the balance of inventories totaled R$2,466.3 million, compared to R$2,238.5 million on December 31, 2011. Such increase of R$227.8 million or 10.2% was primarily due to an increase in the inventory of  finished goods in 2012 to meet the expected demand as demonstrated below:

(R$ millions)	2012	2011
Finished goods	698.0	548.9
Work in progress	204.4	124.0
Raw materials	1,195.1	1,221.9
Consumables	59.5	51.5
Storeroom and other	248.7	206.5
Prepayments	88.3	102.8
Impairment losses	(27.7)	(17.1)
	2,466.3	2,238.5

Taxes receivable

As of December 31, 2012, the balance of tax credits totaled R$128.8 million, compared to R$310.2 million on December 31, 2011.

Property, plant and equipment

As of December 31, 2012, the balance of property, plant and equipment totaled R$12,351.3 million compared to R$10,375.5 million on December 31, 2011.  The change that resulted in a net increase of R$1,975.8 million, or 19.0%, is demonstrated in the table below:

(R$ million)	2012					2011
Acquisition Cost	Land and Buildings	Plant and Equipment	Fixtures and fittings	Under Construction	Total	Total
Balance at end of previous year	4,234.0	13,253.4	2,530.6	1,866.1	21,884.1	18,513.9
Effect of movements in foreign exchange	100.6	398.5	66.6	16.3	582.0	614.9
Acquisitions through business combinations	374.5	303.9	36.8	6.6	721.8	8.7
Acquisitions	5.5	198.8	51.5	2,715.6	2,971.4	3,303.9
Write-off of subsidiary	-	-	-	-	-	-
Disposals	(81.2)	(660.5)	(200.0)	-	(941.7)	(497.2)
Transfer to other asset categories	389.0	2,176.7	342.8	(3,006.3)	(97.8)	(72.2)
Others	0.2	(2.0)	0.6	3.2	2.0	12.1
Balance at end	5,022.6	15,668.8	2,828.9	1,601.5	25,121.8	21,884.1
Depreciation and Impairment
Balance at end of previous year	(1,578.7)	(8,079.2)	(1,850.7)	-	(11,508.6)	(10,163.8)
Effect of movements in foreign exchange	(43.9)	(286.1)	(48.6)	-	(378.6)	(359.9)
Depreciation	(143.9)	(1,282.6)	(305.6)	-	(1,732.1)	(1,464.2)
Impairment losses	-	(56.4)	-	-	(56.4)	(50.8)
Write-off of subsidiary	-	-	-	-	-	-
Disposals	63.3	604.1	188.4	-	855.8	449.5
Transfer to other asset categories
	84.9	(60.7)	21.9	-	46.1	77.9
Others	(1.9)	0.7	4.5	-	3.3	2.7
Balance at end	(1,620.2)	(9,160.2)	(1,990.1)	-	(12,770.5)	(11,508.6)
Carrying amount:
December 31, 2011	2,655.3	5,174.2	679.9	1,866.1	10,375.5	10,375.5
December 31, 2012	3,402.4	6,508.6	838.8	1,601.5	12,351.3

Intangible Assets

As of December 31, 2012, the intangible assets balance totaled R$2,936.1 million, compared to R$1,912.8 million on December 31, 2011. The change, with resulted in an increase by R$1,023.3 million, or 53.5%, is primarily due to the impacts from our strategic partnership with Cervecería Nacional Dominicana, S.A., in the Caribbean, and the subsequent consolidation of results from this transaction as from May 2012.

Goodwill

As of December 31, 2012, the goodwill balance totaled R$26,645.2 million, compared to R$23,814.2 million on December 31, 2011. The movement that resulted in a net increase by of R$2,831.1 million is demonstrated in the table below:

Balance on December 31, 2011	23,814.2
Effect of movements in foreign exchange	686.7
Acquisition of subsidiary	2,144.3
Balance on December 31, 2012	26,645.2

Liabilities

Accounts payable and other payables

As of December 31,2012, the balance of accounts payable totaled R$16,643.3 million compared to R$12,498.7 million on December 31, 2011.  The increase of R$4,144.6 million is detailed in the tables below:

(R$ millions)	2012	2011
Current liabilities
Trade payables and accrued expenses	6,571.6	6,128.0
Payroll and social security charges	566.1	430.2
Indirect taxes payable	2,046.8	1,836.2
Deferred sales tax(i)	54.7	43.5
Interest payable	38.7	88.3
Derivative financial instruments with negative fair value	1,051.7	583.5
Dividends and interest payable on shareholders' equity	3,088.9	2,042.2
Other payables	160.8	150.2
	13,579.3	11,302.1
Non-current liabilities	2012	2011
Trade payables	45.0	27.9
Deferred sales tax(i)	528.8	481.5
Taxes, charges and contributions	250.5	261.5
Derivative financial instruments with negative fair value	4.2	281.0
Option of sale of equity in subsidiary	2,125.8	-
Other payables	109.6	144.7
	3,063.9	1,196.6

(i) The balance of deferred sales taxes related to the financing of ICMS offered by certain states in Brazil as part of industrial incentive programs. The deferred percentages can be fixed throughout the program, or fluctuate between 65% and 90% in the first year and in subsequent years, reaching 50% in the last year. The deferred amounts are corrected according to a general price index or pre-fixed rates.

Interest bearing loans and borrowings

Current and non-current loans and financing totaled R$3,143.7 million as of December, 31, 2012, compared to R$4,102.3 million on December 31, 2011. The reduction of R$958.6 million, or 23.4% in gross indebtedness in the fiscal year ended on December 31, 2012, is primarily due to the settlement of debentures in Brazil in the amount of R$1.2 billion in July 2012.

Income tax and social contribution

As of December 31,2012, the income tax and social contribution payable balance totaled R$972.6 million compared to R$793.9 million on December 31, 2011.  Such increase of R$178.7 million or 22.5% was primarily due to the increase in the taxable base in the period.

Equity

As of December 31, 2012, the equity totaled R$37,269.0 million compared to R$33,125.3 million on December 31, 2011. Such increase of R$4,143.7 million, or 12.5% was primarily due to the net profit for the fiscal year 2012, in the amount of R$10,420.6 million, which was partially offset by the impact of the effects of the adoption of predecessor cost in the amount of R$6,574.0.

Deferred taxes (Assets and Liabilities)

As of December 31,2012, the balance of deferred tax (assets and liabilities) totaled R$370.2 million compared to R$335.1 million on December 31, 2011. The increase by R$35.1 million, or 10.5% is described in the tables below, which contain a breakdown of deferred tax according to the origin of temporary difference.

(R$ million)	2012
	Assets	Liabilities	Net
Trade and other receivables	37.7	-	37.7
Derivatives	294.8	(0.2)	294.6
Inventories	115.1	(0.6)	114.5
Loss carryforwards	332.6	-	332.6
Tax credits from corporate restructuring	229.8	-	229.8
Employee benefits	523.7	-	523.7
Property, plant and equipment	27.6	(288.2)	(260.6)
Intangible assets	5.8	(610.3)	(604.5)
Goodwill	29.2	-	29.2
Trade and other payables	-	(413.9)	(413.9)
Interest-bearing loans and financing	120.1	(4.4)	115.7
Provisions	287.9	(6.1)	281.8
Profits from specific regime of subsidiary abroad	-	(291.2)	(291.2)
Other items	-	(19.2)	(19.)
Gross deferred tax assets / (liabilities)	2,004.3	(1,634.1)	370.2
Offsetting	(585.8)	585.8	-
Net deferred tax assets / (liabilities)	1,418.5	(1,048.3)	370.2

(R$ million)	2011
	Assets	Liabilities	Net
Financial Investments	33.2	-	33.2
Trade and other receivables	8.6	(20.2)	(11.6)
Derivatives	100.7	(1.5)	99.2
Inventories	322.8	-	322.8
Loss carryforwards	580.2	-	580.2
Tax credits from corporate restructuring	478.7	(0.1)	478.6
Employee benefits	2.6	(150.3)	(147.7)
Property, plant and equipment	5.5	(355.7)	(350.2)
Intangible assets	58.7	-	58.7
Goodwill	-	(303.1)	(303.1)
Trade and other payables	-	(19.4)	(19.4)
Interest-bearing loans and borrowings	270.1	(4.3)	265.8
Provisions	-	(311.8)	(311.8)
Other items	17.2	-	17.2
Gross deferred tax assets / (liabilities)	1,879.0	(1,166.4)	712.6
Offsetting	(431.9)	431.9	-
Net deferred tax assets / (liabilities)	1,447.1	(734.5)	712.6

INCOME STATEMENT

Income Statement (IFRS)
	2013	2012	2010
		(R$ million)
Net sales	34,791.4	32,231.0	27,126.7
Cost of sales	(11,397.8)	(10,459.8)	(8,998.5)
Gross profit	23,393.6	21,771.2	18,128.2
Sales and marketing expenses	(8,025.8)	(7,350.9)	(6,254.1)
General and administrative expenses	(1,736.4)	(1,603.5)	(1,237.3)
Other operating income /(expenses)	1,761.5	863.4	783.2
Non-recurring items	(29.2)	(50.4)	23.1
Income from operations	15,363.7	13,629.8	11,443.1
Net Finance Result	(1,563.4)	(889.6)	(521.7)
Income tax expense	(2,457.6)	(2,320.1)	(2,443.1)
Share of results of associates	11.4	0.5	0.5
Net Profit	11,354.1	10,420.6	8,478.8
Attributable to:
Equity holders of Ambev	9,535.0	6,327.3	5,146.4
Non-controlling interest	1,819.1	4,093.3	3,332.4

Operating Results for the Fiscal Year ended on December 31, 2013 compared to that of 2012

Please find below the consolidated results of the Company:

	Highlights of the Consolidated Financial Information
	2013	2012	% Variation
(R$ million, except for amounts related to volumes, percentages and value per share)

Sales volume-000 hectoliters	165,169.2	169,839.4	-2.7%
Net sales	34,791.4	32,231.0	7.9%
Net revenues per hectoliter – R$/hl	210.6	189.8	11.0%
Cost of sales	(11,397.8)	(10,459.8)	9.0%
Gross profit	23,393.6	21,771.2	7.5%
Gross margin(%)	67.2%	67.5%
Sales and marketing expenses	(8,025.8)	(7,350.9)	9.2%
Administrative expenses	(1,736.4)	(1,603.5)	8.3%
Other operating income /(expenses)	1,761.5	863.4	104.0%
Non-recurring items	(29.2)	(50.4)	-42.1%
Income from operations	15,363.7	13,629.8	12.7%
Operating margin(%)	44.2%	42.3%
Profit	11,354.1	10,420.6	9.0%
Net margin	32.6%	32.3%

Amounts may not add due to rounding

Margin Analysis

The table below contains certain items of our income statement expressed as percentages of Net Sales for the years ended December 31, 2013 and 2012:

	Year ended on December 31,
	2013	2012
	(%)	(%)
Net Sales	100.0	100.0
Cost of sales	(32.8)	(32.5)
Gross profit	67.2	67.5
Sales and marketing expenses	(23.1)	(22.8)
Administrative and general expenses	(5.0)	(5.0)
Other operating income /(expenses)	5.1	2.7
Non-recurring items	(0.1)	(0.2)
Income from operations	44.2	42.3

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2013 and 2012:

	Year ended on December 31,
	2013					2012
	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total	Brazil	Hila-Ex(1)	LAS (2)	Canada	Total
Net sales	22,040.8	1,438.9	7,051.7	4,260.1	34,791.4	20,977.8	971.7	6,250.7	4,030.8	32,231.0
Cost of sales	(6,911.8)	(640.8)	(2,605.0)	(1,240.3)	(11,397.8)	(6,409.8)	(455.9)	(2,449.7)	(1,144.4)	(10,459.8)
Gross profit	15,129.0	798.1	4,446.7	3,019.8	23,393.6	14,568.0	515.8	3,801.1	2,886.4	21,771.2
Sales. marketing and administrative expenses	(6,205.4)	(474.2)	(1,671.6)	(1,411.0)	(9,762.2)	(5,747.7)	(391.0)	(1,453.1)	(1,362.8)	(8,954.5)
Other operating income /(expenses)	1,775.4	(7.5)	(12.3)	5.9	1,761.5	836.4	3.7	7.4	15.9	863.4
Non-recurring items	(6.3)	(6.5)	(9.9)	(6.6)	(29.2)	(19.1)	(31.3)	-	-	(50.4)
Income from operations	10,692.7	309.9	2,752.9	1,608.2	15,363.7	9,637.6	97.2	2,355.5	1,539.6	13,629.8

(1) Operations in Hispanic Latin America excluding the operations of Latin America South (LAS).

(2) Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador.

Net Sales

For further information on net sales, please refer to item 10.2(b) of this Proposal

Cost of Sales

Total cost of sales has increased 7.8% for the year ended December 31, 2013, to R$11,397.8 million, compared to $10,291.5 in the same period of 2012. As a percentage of our net sales, total cost of sales increased to 32.8% in 2013, from 32.5% in 2012.

	Cost of Sales per hectoliter
	Year ended on December 31,
	2013	2012	% Variation
	(R$. except for percentages)
Latin America North	63.4	56.1	13.0%
Brazil	61.1	54.6	12.0%
Beer Brazil(1)	64.2	57.6	11.3%
CSD&NANC(2)	52.6	45.9	14.6%
HILA-ex(3)	107.4	93.1	15.3%
Latin America South	70.6	64.3	9.7%
Canada	135.8	122.3	11.0%
Ambev Consolidated	69.0	61.6	12.0%

(1) Beer operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and soft drink operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex).

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 7.8% for the year ended on December 31, 2013 to R$6,911.8 million against R$6,409.8 million in the same period in 2012.  The cost of sales per hectoliter of our Brazilian operations increased 12.0% for the year ended on December 31, 2013, to R$61.1/hl in relation to R$54.6/hl in the same period in 2012.

Beer Operation in Brazil. The cost of Sales of our Brazilian beer operation increased 6.6% to R$5,323.7 million for the year ended on December 31, 2012.  The cost of sales per hectoliter presented an increase of 11.3%.  Such increase was mainly driven by the costs of raw materials indexed in U.S. dollars and hedged to Brazilian Reais  at a higher rate compared to that of previous year, and higher industrial depreciation, these effects being partially offset by commodities hedged by lower prices compared to the previous year.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil. Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil increased 12.3%, totaling R$1,588.1 million.  The cost of sales per hectoliter increased 14.6% to R$52.6, due to costs of raw materials indexed in U.S.  dollars and hedged to Brazilian Reais  at a higher rate compared to the previous year, partially offset by higher costs of commodities hedged by prices lower than those of the previous year.

Operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex)

The cost of sales of our operations in HILA-Ex increased 40.5% in 2013 to R$640.7 million. Such increase in Reais  was mainly driven by our strategic partnership in the Caribbean with Cervecería Nacional Dominicana, S.A. (“CND”)and the subsequent consolidation of income from this transaction as from May 2012. The cost of sales per hectoliter increased by 15.3% in reported terms, but increased 4.5% in organic terms isolating the effects of currency changes and CND consolidation.

Latin America South Operations (LAS)

The cost of sales of our LAS operations was of R$2,605.1 million in 2013, representing a 6.3% growth compared to 2012. The cost of sales per hectoliter presented a 9.7% increase for the year.  Such increase in costs was driven by inflation and higher labor costs, primarily in Argentina.

Operation in Canada

The cost of sales of Labatt Brewing Company Limited increased 8.4% for the year ended on December 31, 2013, totaling R$1,240.2 million, compared to R$1,144.4 million in 2011.  Such increase was primarily due to the appreciation in average exchange rates of the Canadian dollar against the real.

Gross Profit

Our gross profit increased by 8.4% for the year ended on December 31, 2013 to R$23,393 million, compared to R$21,771.2 million in the same period of 2012.  The table below sets forth the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
	2013				2012
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	15,927.1	68.1%	67.8%	15,083.8	69.3%	68.7%
Brazil	15,129.0	64.7%	68.6%	14,568.0	66.9%	69.4%
Beer Brazil(1)	13,083.4	55.9%	71.1%	12,602.5	57.9%	71.6%
CSD&NANC(2)	2,045.6	8.7%	56.3%	1,965.5	9.0%	58.2%
HILA-Ex(3)	798.1	3.4%	55.5%	515.7	2.4%	53.1%
Latin America South	4,446.6	19.0%	63.1%	3,801.0	17.5%	60.8%
Canada	3,019.9	12.9%	70.9%	2,886.4	13.3%	71.6%
AmbevConsolidated	23,393.6	100.0%	67.2%	21,771.2	100.0%	67.5%

(1)Beer operations in Brazil.

(2)Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3) Beer and carbonated soft drink operations in Hispanic Latin America, excluding the operations of Latin America South (HILA-Ex).

Sales, marketing and administrative expenses

Our sales, marketing and administrative expenses totaled R$9,762.3 million for the year ended on December 31, 2013, representing a 9.0% growth compared to the same period in 2012.  Please find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$6,205.4 million for the year ended on December 31, 2013, a 8.0% increase compared to the same period in 2012.

Brazilian Beer Operation. Sales, marketing and administrative expenses totaled R$5,408.3 million for the year ended on December 31, 2013, a 7.5% increase compared to the same period in 2012.  Such increase in operating expenses was mainly driven by higher logistics costs due to higher weight of direct distribution.

Carbonated Soft Drinks and Non-alcoholic and Non-carbonated Beverages.  Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$797.1 million for the year ended on December 31, 2013, a 10.9% increase compared to the same period in 2012 due to higher logistic costs.

Operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex)

Sales, marketing and administrative expenses for our operations in HILA-Ex totaled R$474.2 million for the year ended on December 31, 2013, a 21.3% increase compared to the same period in 2012, driven by our strategic partnership in the Caribbean with CND and subsequent consolidation of income from this transaction as from May 2012. Sales, marketing and administrative expenses declined by 2.8%.

Latin America South Operations (LAS)

Our sales, marketing and administrative expenses amounted to R$1,671.7 million for the year ended on December 31, 2013, an increase of 15.1% when compared with the year 2012. This increase was primarily due to higher expenditures with transportation and salaries arising primarily for inflation in Argentina.

Canada operations

The sales and marketing expenses of Labatt Brewing Company Limited totaled R$1,411.0 million for the year ended December 31, 2013, an increase of 3.5% over the year 2012, primarily because of the appreciation of the average rate of the Canadian dollar against the Brazilian Real.

Other Operating Income (Expenses), Net

The net balance of other operating income and expenses for the year 2013 showed a gain of R$1,761.5 million against a gain of R$863.4 million registered in 2012. The increase can be attributed primarily to higher government subsidies.

Special Items

Special items amounted to expenses of R$29.2 million in 2013, due primarily to restructuring costs, compared to non-recurring expenses of R$50.4 million in 2012 resulting from (i) the acquisition of subsidiaries and (ii) restructuring costs.

Income from operations

Income from operations increased 12.7% during the period ended on December 31, 2013, reaching R$15,363.7 against R$13,629.8 in the same period of 2012, due primarily to higher gross profit.

Net Financial Result

The financial result for the year ended December 31, 2013 comprised expenses of R$1,563.4 million, against expenses of R$889.6 million in 2012. This result can be explained primarily by (i) an additional, non-cash expense involving the put option associated with our investment in CND, (ii) greater losses from non-derivative instruments due to foreign exchange expenses, and (iii) R$198.4 million regarding impairment of investments made in the country.

Our total indebtedness for the year ended December 31, 2013 decreased R$249.6 million in comparison with 2011, while current cash and cash equivalents and investment securities increased by R$2,123.6 million, showing our strong cash generation during the year. As a result, there was a decrease of R$2,373.3 million in our net debt.

Income tax expense

Expenses with income tax and social contribution in 2013 amounted to R$2,457.6 million, down by 5.9% from the R$2,320.1 million in 2012. The effective rate was 17.8%, against the previous year’s rate of 18.4%. The main factors that led to this lower effective rate during the 2013 year were the higher tax breaks from equity interest and amortization of goodwill, partially offset by other income tax benefits.

Profit

Our profit for the year ended on December 31, 2013 was R$11,354.1 million, representing an increase of 9.0% compared to the R$10,420.6  million in 2012.

Operating Results for the Year Ended on December 31, 2012, compared to that of 2011

Please find below the consolidated results for the Company:

	Highlights of the Consolidated Financial Information
	2012	2011	% Variation
(R$ million, except for volumes, percentages and value per share)
Sales volumes - 000 hectoliters	169,839.4	165,043.9	2.9%
Net sales	32,231.0	27,126.7	18.8%
Net Sales per hectoliter - R$/hl	189.8	164.4	15.5%
Cost of sales	(10,459.8)	(8,998.5)	16.2%
Gross profit	21,771.2	18,128.2	20.1%
Gross margin (%)	67.5%	66.8%
Sales and marketing expenses	(7,350.9)	(6,254.1)	17.5%
Administrative expenses	(1,603.5)	(1,237.3)	29.6%
Other operating income /(expenses)	863.4	783.2	10.2%
Special items	(50.4)	23.1
Income from operations	13,629.8	11,443.1	19.1%
Operating margin (%)	42.3%	42.2%
Profit	10,420.6	8,478.8	22.9%
Net margin	32.3%	31.3%

Amounts may not add due to rounding

Margin Analysis

The table below contains certain items of our income statement expressed as percentages of Net Sales for the years ended on December 31, 2012 and 2011:

	Year ended on December 31,
	2012	2011
	(%)	(%)
Net Sales	100.0	100.0
Cost of sales	(32.5)	(33.2)
Gross profit	67.5	66.8
Sales and marketing expenses	(22.8)	(23.1)
Administrative expenses	(5.0)	(4.6)
Other operating income /(expenses)	2.7	2.9
Special items	(0.2)	0.1
Income from operations	42.3	42.2

Financial Highlights by Business Segment

Please find below some financial highlights by business segment for the years ended on December 31, 2012 and 2011:

Year ended on December 31,
2011					2010
Brazil	Hila- Ex(1)	LAS (2)	Canada	Total	Brazil	Hila- Ex(1)	LAS (2)	Canada	Total

Net sales	20,977.9	971.6	6,250.7	4,030.8	32,231.0	18,616.9	226.8	4,777.6	3,505.4	27,126.7
Cost of sales	(6,409.8)	(455.9)	(2,449.7)	(1,144.4)	(10,459.8)	(5,885.3)	(139.4)	(1,927.4)	(1,046.4)	(8,998.5)
Gross profit	14,568.0	515.7	3,801.0	2,886.4	21,771.1	12,731.6	87.4	2,850.2	2,459.0	18,128.2
Sales, marketing and administrative expenses	(5,747.7)	(390.9)	(1,453.0)	(1,362.8)	(8,954.4)	(5,065.9)	(139.4)	(1,109.6)	(1,176.5)	(7,491.4)
Other operating income /(expenses)	836.4	3.7	7.4	15.9	863.4	775.0	(2.7)	1.6	9.3	783.2
Special items	(19.1)	(31.3)	-	-	(50.4)	35.6	-	(9.2)	(3.3)	23.1
Income from operations	9,637.6	97.2	2,355.4	1,539.5	13,629.7	8,476.3	(54.8)	1,733.1	1,288.5	11,443.1

(1)  Operations in Hispanic Latin America excluding the operations of Latin America South.

(2)  Includes operations in Argentina, Bolivia, Paraguay, Uruguay, Chile, Peru and Ecuador.

Net Sales

For further information on net sales, please refer to item 10.2 (b) of this Annex I.

Cost of Sales

Total cost of sales has increased 16.2% for the year ended on December 31, 2012, to R$10,459.8 million compared to R$8,998.5 million in the same period in 2011.  As a percentage of our net sales, total cost of sales decreased to 32.5% in 2012, from 33.2% in 2011.

	Cost of Sales per hectoliter
	Year ended on December 31,
	2011	2010	% Variation
		(R$, except for percentages)
Latin America North	56.1	51.8	8.3%
Brazil	54.6	51.6	5.6%
Beer Brazil(1)	57.6	54.0	6.8%
CSD&NANC(2)	45.9	44.9	2.2%
HILA-Ex(3)	93.1	59.5	56.6%
Latin America South	64.3	49.9	28.8%
Canada	122.3	103.2	18.5%
Ambev Consolidated	61.6	54.5	13.0%

(1) Beer operations of the Company in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and soft drink operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex).

Latin America North Operations

Brazilian Operations

Total cost of sales of our Brazilian operations increased 8.9% for the year ended on December 31, 2012, to R$6,409.8 million in relation to R$5,885.3 million in the same period in 2011.  The cost of sales per hectoliter of our Brazilian operations increased 5.6% for the year ended on December 31, 2012, to R$54.6/hl in relation to R$51.6/hl in the same period in 2011.

Beer Operation in Brazil.  The cost of Sales of our Brazilian beer operation increased 9.4% to R$4,995.8 million for the year ended on December 31, 2012.  The cost of sales per hectoliter presented an increase of 6.8%.  Such increase was mainly driven by (i) commodities hedged prices higher than those of the prior year, particularly barley, and (ii) aluminum costs (higher prices and greater mix of cans in our volume), effects that were partially offset by (iii) the costs of raw materials indexed in U.S.  dollars and hedged to Brazilian Reais  at a lower rate compared to that of previous year.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages operations in Brazil.  Cost of sales of carbonated soft drinks and non-alcoholic and non-carbonated beverages (CSD & NANC) in Brazil increased 7.2%, totaling R$1,414.0 million.  The cost of sales per hectoliter increased 2.2% to R$45.9 driven by (i) higher packaging costs and (ii) higher sugar costs, hedged at a higher price than last year, partially offset by (iii) the costs of raw materials indexed in U.S.  dollars and hedged to Brazilian Reais  at a lower rate compared to that of previous year.

Operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex)

The cost of sales of our operations in HILA-Ex increased 226.9% in 2012 to R$455.9 million.  Such increase in Reais  was mainly driven by our strategic alliance in the Caribbean with Cervecería Nacional Dominicana, S.A. (CND), and the consolidation of income as result of this transaction as from May 2012. The cost of sales per hectoliter increased by 56.6%.

Latin America South Operations (LAS)

The cost of sales of our LAS operations was of R$2,449.7 million in 2012, representing a 27.1% growth compared to 2011.  The cost of sales per hectoliter presented a 28.8% increase for the year.  The principal effects that explain this increase are: (i) higher prices of commodities, particularly barley; (ii) general inflation and higher labor costs, primarily in Argentina; and (iii) appreciation of the average exchange rates of the Argentine peso compared to the Real.

Operation in Canada

The cost of sales of Labatt Brewing Company Limited increased by 9.4% for the year ended on December 31, 2012, totaling R$1,144.4 million, compared to R$1,046,4 million in 2010.  Such increase was primarily due to  the appreciation of the  average exchange rates of the Canadian dollar compared to the Real.

Gross Profit

Our gross profit increased by 20.1% for the year ended on December 31, 2012, to R$21,771.2 million, compared to R$18,128.2 million in the same period of 2011.  The table below sets forth the contribution of each business unit to the Company’s consolidated gross profit.

	Gross Profit
		2012			2011
	(R$ million, except for percentages)
	Amount	% Contrib.	Margin	Amount	% Contrib.	Margin
Latin America North	15,083.8	69.3%	68.7%	12,819.0	70.7%	68.0%
Brazil	14,568.0	66.9%	69.4%	12,731.6	70.2%	68.4%
Beer Brazil(1)	12,602.5	57.9%	71.6%	11,101.8	61.2%	70.9%
CSD&NANC(2)	1,965.5	9.0%	58.2%	1,629.8	9.0%	55.3%
HILA-Ex(3)	515.7	2.4%	53.1%	87.4	0.5%	38.5%
Latin America South	3,801.0	17.5%	60.8%	2,850.2	15.7%	59.7%
Canada	2,886.4	13.3%	71.6%	2,459.0	13.6%	70.1%
Ambev Consolidated	21,771.2	100.0%	67.5%	18,128.2	100.0%	66.8%

(1) Beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drink operations in Hispanic Latin America, excluding the operations of Latin America South (HILA-Ex).

Sales, marketing and administrative expenses

Our sales, marketing and administrative expenses totaled R$8,954.4 million for the year ended on December 31, 2012, representing a 19.5% growth compared to the same period in 2011.  Please find below an analysis of sales, marketing and administrative expenses for each business unit.

Latin America North Operations

Brazilian Operations

Sales, marketing and administrative expenses in Brazil totaled R$5,747.7 million for the year ended on December 31, 2012, a 13.5% increase compared to the same period in 2011.

Brazilian Beer Operation.  Sales, marketing and administrative expenses totaled R$5,028.7 million for the year ended on December 31, 2012, a 12.9% increase compared to the same period in 2011.  Such increase in operating expenses was mainly driven by (i) higher logistics costs  (more concentrated in the first half of the year); (ii) higher expenses with bonuses; and (iii) higher sales and marketing costs in order to support our commercial strategy.

Carbonated Soft Drinks and Non-alcoholic and Non-carbonated Beverages.  Sales, marketing and administrative expenses for the segment of carbonated soft drinks and non-alcoholic and non-carbonated beverages totaled R$719.0 million for the year ended on December 31, 2012, a 17.4% increase compared to the same period in 2011 due to (i) higher logistics costs (more concentrated in the first half of the year); and (ii) higher expenses with bonuses.

Operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex)

Sales, marketing and administrative expenses for our operations in HILA-Ex totaled R$390.9 million for the year ended on December 31, 2012, a 180.3% increase compared to the same period in 2011, due to our strategic alliance in the Caribbean with Cervecería Nacional Dominicana, S.A. (CND), and the consolidation of income as result from this transaction as from May 2012.

Latin America South Operations (LAS)

Sales, marketing and administrative expenses totaled R$1,453.0 million for the year ended on December 31, 2012, a 31.0% increase compared to the same period in 2011.  Such increase was mainly driven by (i) higher transportation and labor costs, mostly caused by inflation in Argentina; (ii) additional marketing expenses to support our brands in the region;  and (iii) appreciation in the average exchange of the Argentine peso compared to the Real.

Canada Operations

Sales, marketing and administrative expenses of Labatt Brewing Company Limited totaled R$1,362.8 million for the year ended on December 31, 2012, an increase by 15.8% in relation to 2011 primarily due to the appreciation in average rates of the Canadian dollar compared to the Real.

Other Operating Income/ (Expenses), Net

The net balance of other operating income/ (expenses) for the year ended on December 31, 2012, represented a gain of R$863.4 million compared to a gain of R$783.2 million in 2011.  The increase in mainly due to greater government grants.

Special items

Special items totaled an expense of  R$50.4 million in 2012 mainly due to (i) restructuring costs and (ii) expenses with acquisition of subsidiaries. This amount is compared to non-recurring income of R$23.1 million in 2011, as result from (i) proceeds from sale of property, partially offset by (ii) restructuring costs.

Income from operations

Income from operations totaled R$13,629.7 million for the year ended on December 31, 2012, a 19.1% increase over the R$11,443.1 in 2011 primarily due to a higher gross profit.

Net Finance Result

In 2011, our net finance result was an expense of R$889.6 million, compared to an expense of R$521.7 million in 2011.  Such result is mainly explained by: (i) additional expenses with no cash effect relating to the sales option linked to our investment in CND and (ii) lower interest income because of lower interest rates in relation to the previous year. The result was also affected by unrealized exchange rate losses on intercompany loans, because of the depreciation of the Real. Given the nature of these transactions (intercompany loans), the non-cash effect of the impact of currency conversion is shown in income statement. This economic impact is offset by the gains on currency conversion of the shareholders’ equity when consolidating the balance sheets of our companies abroad, whose functional currency is not the Brazilian Real.

The Company’s total debt decreased R$958.5 million compared to 2011, while its balance of cash, cash equivalents and current financial investments increased R$1,111.8 million, demonstrating the strong cash generation in the 2012 year.  Consequently, there was a R$2,070.3 million reduction in the net debt.

Income Tax Expense

In 2012 our expenses with income tax and social contribution totaled R$2,320.1 million, an decrease of 5.0% in relation to the R$2,443.1 million in 2011.  The effective rate was 18.4%, compared to 22.4% in the previous year.  The principal drivers of this reduction in the effective rate during the year were greater tax benefits (interest on own capital, goodwill amortization and other income tax benefits).

Profit

Our profit for the year ended on December 31, 2012 was of R$10,420.6 million, representing a 22.9% increase compared to the R$8,478.8 million in 2011.

CONSOLIDATED CASH FLOW

(R$ million)	As of December 31,
Cash Flow	2013	2012	2011
Operating activities	15,245.9	14,263.2	12,668.2
Investment activities	(3,802.0)	(5,717.2)	(186.9)
Financing activities	(9,385.2)	(7,809.9)	(10,667.7)
Total	2,058.7	736.1	1,813.6

Cash Flow for the Year Ended on December 31, 2013 compared to that of 2012

Operating Activities

Our cash flow from operating activities increased 16.9% to R$245.9 million for the year ended on December 31, 2013, against R$14,263.2 million in 2012.  Such variation was primarily due to a R$1,598.1 million increase in cash generated by the Company`s operations.

Investment Activities

As of December 31, 2013, the cash flow used by the Company in investment activities totaled R$3,802.0 million, compared to R$5,717.2 million in the same period of 2012.  This decrease was mainly driven by the fact that, in 2012, subsidiaries were purchased for the amount of R$2,537.0 because of our strategic alliance in the Caribbean with Cervecería Nacional Dominicana, S.A. (CND), partially offset by the increase in acquisition of property, plant and equipment.

Financing Activities

As of December 31, 2013, the cash flow applied to financing activities totaled R$9,385.2 million, compared to R$7,809.9 million in 2012. The increase by R$1,575.3 million was due primarily to the increase in dividends paid.

Cash Flow for the Year Ended on December 31, 2012 compared to that of 2011

Operating Activities

Our cash flow from operating activities increased 12.6% to R$14,263.2 million in the year ended on December 31, 2012 compared to R$12,668.2 million in 2011.  Such variation was primarily due to the increase in cash generated by the Company’s operations.

Investment Activities

As of December 31, 2012, the cash flow used by the Company in investment activities totaled R$5,717.2 million, compared to R$186.9 million in the same period of 2011.  This increase was mainly driven by the acquisition of  subsidiaries in the amount of R$2,537.0 due to our strategic alliance in the Caribbean with Cervecería Nacional Dominicana, S.A. (CND).

Financing Activities

As of December 31, 2012 the cash flow applied to financing activities totaled R$7,809.9 million, compared to R$10,667.7 million in 2011.  Such decrease of R$2,857.8 was particularly due to lower repayment of borrowings  in the period.

10.2 – Operating and financial income

a) operating income of the Company

i) Description of any material components in the income

The revenues of the Company and its subsidiaries primarily consist of the sale of beers, carbonated soft drinks and non-carbonated and non-alcoholic beverages through the operations described in Item 10.1 above.  To a lesser extent, the Company also generates revenues from the sale of malt and by-products deriving from its operations.

The demand for its products is primarily related to consumer disposable income, price and weather conditions in the countries where the Company and its subsidiaries operate.

ii) Factors that materially affect operating income

In 2013, Brazil’s cold beverages industry was impacted by climate, price transfers due to higher taxes in the fourth quarter of 2012, and inflation on food products, which reached two digits in the first half of 2013. However, both revenue and operating income rose in this period due to commercial initiatives such as premium brands and innovations.

Regarding HILA-Ex, we had better results due to the synergy obtained from the strategic alliance with Cervecería Nacional Dominicana, S.A. (CND). Additionally, our volumes and market share continued to increase in the region with the operations in Guatemala.

In Latin America South, despite of the challenging macroeconomic environment in Argentina, we managed to increase our net revenues and operational income.

In Canada, despite the decrease in the sector last year, particularly in the first half, we managed to increase our net revenues and operating income for the year.

In 2012 in Brazil the industry experienced tax increases for the second consecutive year and with lower economic growth than in recent years. Nevertheless it was still able to post growth over the previous year. Our commercial strategies were decisive in driving volume growth combined with our company’s higher domestic income in Brazil, the principal positive impacts on the growth of our income from operation in 2012.

Our 2012 income from the HILA-ex operations benefited from our strategic Caribbean alliance with Cervecería Nacional Dominicana, S.A. (CND) and the resulting consolidation of the income from this operation as of May 2012. In addition, we enjoyed growth in volume and market share in other countries of the region, such as Guatemala.

Latin America South showed good results in 2012, notwithstanding the challenging scenario in Argentina. We saw significant growth in our results of operations, even against lower volumes.

In Canada the industry remained relatively stable in 2012. Nevertheless we enjoyed growth in revenues and in results of operations.

In 2011, after strong volume growth in 2009-10, the Company achieved an important expansion in the operating results despite a much softer industry, both in beer and soft drinks and non-alcoholic and non-carbonated.  The combination of our pricing strategy with better cost management across our operations resulted in cost of sales per hectoliter and sales, marketing and administrative expenses both increasing below inflation, even with pressures in the commodities prices and the logistics costs, which drove a significant margin expansion in our operation.

In HILA-Ex, our volumes continued to grow, with relevant market share gains in countries like the Dominican Republic.

In Latin America South, we achieved again a significant operating result growth and volume expansion, with market share gains.

In Canada, although we faced another year of industry contraction, mainly in the first half of the year, we still managed to increase our operating result in 2011.

b) income variation ascribed to variations in prices, foreign exchange rates, inflation, volumes and introduction of new products and services

Net Sales – Comparison between figures as of December 31, 2013 and 2012

Net sales increased 7.9% in the year ended on December 31, 2013 to R$34,791.4 million against R$32,231.0 million 2012.

	Net Sales
	Year ended on December 31,
	2013		2012		% Variation
	R$ million, except for percentages
Latin America North	23,479.6	67.5%	21,949.5	68.1%	7.0%
Brazil	22,040.8	63.4%	20,977.9	65.1%	5.1%
Beer Brazil(1)	18,407.1	52.9%	17,598.4	54.6%	4.6%
RefrigeNanc(2)	3,633.7	10.4%	3,379.5	10.5%	7.5%
HILA-ex(3)	1,438.8	4.1%	971.6	3.0%	48.1%
Latin America South	7,051.7	20.3%	6,250.7	19.4%	12.8%
Canada	4,260.1	12.2%	4,030.8	12.5%	5.7%
Ambev Consolidated	34,791.4	100.0%	32,231.0	100.0%	7.9%

(1) Beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Hispanic Latin America, excluding the Latin American operation (HILA-Ex).

	Sales Volume
	Year ended on December 31,
	2013		2012		% Variation
	(in thousand hectoliters, except for percentages)
Latin America North	119,116.3	72.1%	122,382.2	72.1%	-2.7%
Brazil	113,148.0	68.5%	117,486.6	69.2%	-3.7%
Beer Brazil(1)	82,973.9	50.2%	86,692.2	51.0%	-4.3%
RefrigeNanc(2)	30,174.1	18.3%	30,794.4	18.1%	-2.0%
HILA-ex(3)	5,968.3	3.6%	4,895.6	2.9%	21.9%
Latin America South	36,917.7	22.4%	38,096.5	22.4%	-3.1%
Canada	9,135.2	5.5%	9,360.7	5.5%	-2.4%
Ambev Consolidated	165,169.2	100.0%	169,839.4	100.0%	-2.7%

(1) Beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Hispanic Latin America, excluding the Latin American operation (HILA-E)

	Net Revenues per Hectoliter
	Year ended on December 31,
	2013	2012	% Variation
	(R$, except for percentages)
Latin America North	197.1	179.4	9.9%
Brazil	194.8	178.6	9.1%
Beer Brazil(1)	221.8	203.0	9.3%
RefrigerNanc2)	120.4	109.7	9.7%
HILA-ex(3)	241.1	198.5	21.5%
Latin America South	191.0	164.1	16.4%
Canada	466.3	430.6	8.3%
Ambev Consolidated	210.6	189.8	11.0%

(1) Beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Hispanic Latin America, excluding the Latin American operation (HILA-Ex)

Latin America North Operations

Brazilian operations

Net sales of our Brazilian operations increased 5.1% during the year ended on December 31, 2013, from R$20,977.8 million, to R$22,040.8.

Beer operations in Brazil. Net revenues from beer operations in Brazil increased 4.6% in the year ended December 31, 2013, to R$18,407.1 million, from R$17,598.4 million in 2012. This increase was due to growth of 9.3% in revenue per hectoliter, which amounted to R$221.8 as a result of our price increases, the greater mix of premium brands and the greater weight of direct distribution, partially offset by higher taxes and lower volumes, which dropped by 4.3%.

Carbonated soft drinks and non-alcoholic and non-carbonated beverages in Brazil. Net sales increased 7.5% in the  year ended December 31, 2013, from R$3,379.6 million in 2012, to R$3,633.7 million. The main contributory factors to this result were the 2.0% drop in sales volume and 9.7% growth in revenue per hectoliter on account of higher prices, partially offset by higher taxes.

Operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex)

The HILA-ex operations showed an increase in net revenues in 2013 of 48.1%, rising to R$1,438.9 million. The main driver behind this increase in local currency terms was our strategic alliance in the Caribbean with Cervecería Nacional Dominicana, S.A. (CND), with the resulting consolidation of the results from this operation as of May 2012. The principal factors contributing to the organic growth in revenue were the price adjustments in our operations.

Latin America South operations (LAS)

Net sales from LAS was R$7,051.7 million in 2013, compared to R$6,250.7 million in 2012, representing growth of 12.8% in relation to 2012. The main contributory factor to the higher revenue was the 16.4% increase in revenue per hectoliter, which stood at R$191.0. This increase was due to higher prices, partially offset by a drop of 3.1% in our volumes, as result of the contraction of the market in most countries in the region.

Canada Operations

The operations of Labatt Brewing Company Limited in North America contributed R$4,260.1 million to our consolidated revenues in 2013, an increase of 5.7% over the previous year. This is due to higher income per hectoliter, up by 8.3%, thanks to higher prices and the appreciation of the average rate of the Canadian dollar to the Brazilian real, partially offset by a 2.4% drop in sales volume due to market contraction and lower market share.

Net Sales – Comparison between figures as of December 31, 2012 and 2011

Net sales increased 18.8% to R$32,231.0 million in the year ended on December 31, 2012 from R$27,126.7 million in 2011.

	Net Sales
	Year ended on December 31,
	2012		2011		% Variation
	(R$ million, except for percentage)s
Latin America North	22,313.3	69.2%	19,132.4	70.5%	16.6%
Brazil	20,977.8	65.1%	18,616.9	68.6%	12.7%
Beer Brazil(1)	17,598.3	54.6%	15,667.5	57.8%	12.3%
RefrigeNanc(2)	3,379.6	10.5%	2,949.4	10.9%	14.6%
HILA-ex(3)	1,335.5	4.1%	515.5	1.9%	159.1%
Latin America South	5,886.9	18.3%	4,488.9	16.5%	31.1%
Canada	4,030.8	12.5%	3,505.4	12.9%	15.0%
Ambev Consolidated	32,231.0	100.0%	27,126.7	100.0%	18.8%

(1) Beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Hispanic Latin America, excluding the Latin America South operation (HILA-Ex).

	Sales Volume
	Year ended on December 31,
	2011		2010		% Variation
	(in thousand hectoliters, except for percentages)
Latin America North	126,186.8	74.3%	120,339.9	72.9%	4.9%
Brazil	117,486.6	69.2%	113,960.5	69.0%	3.1%
Beer Brazil(1)	86,692.2	51.0%	84,597.8	51.3%	2.5%
RefrigeNanc(2)	30,794.4	18.1%	29,362.7	17.8%	4.9%
HILA-ex(3)	8,700.2	5.1%	6,379.4	3.9%	36.4%
Latin America South	34,291.8	20.2%	34,564.7	0.9%	(0.8)%
Canada	9,360.7	5.5%	10,139.3	6.1%	(7.7)%
Ambev Consolidated	169,839.4	100.0%	165,043.9	100.0%	2.9%

(1) Beer operations in Brazil.

 (2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Hispanic Latin America, excluding the Latin America South operation (HILA-Ex)

	Net Revenues per Hectoliter
	Year ended on December 31,
	2012	2011	% Variation
	(R$, except for percentages)
Latin America North	176.8	159.0	11.2%
Brazil	178.6	163.4	9.3%
Beer Brazil(1)	203.0	185.2	9.6%
RefrigeNanc(2)	109.7	100.4	9.3%
HILA-ex(3)	153.5	80.8	90.3%
Latin America South	171.7	129.9	32.2%
Canada	430.6	345.7	24.6%
Ambev Consolidated	189.8	164.4	15.5%

(1) Beer operations in Brazil.

(2) Carbonated soft drinks and non-alcoholic and non-carbonated beverages.

(3)  Beer and carbonated soft drinks operations in Hispanic Latin America, excluding the Latin America South operation (HILA-Ex)

Latin America North Operations

Brazilian Operations

The Company’s net sales of its Brazilian operations increased 12.7% to R$20,977.8 in the year ended on December 31, 2012, from R$18,616.9 million in 2011.

Beer Operations in Brazil. Net revenues of the Brazilian beer operations increased 12.2% in the year ended on December 31, 2012 to R$17,598.3 million, compared to R$15,667.5 million in 2011. This increase was due to a 2.5% increase in sales volumes and a 9.6% increase in revenues per hectoliter, which reached R$203 as a result of our increases in price, more premium brands in the mix, and the higher weight of direct distribution, partially offset by an increase in taxes.

Carbonated Soft Drinks and Non-Alcoholic and Non-Carbonated Beverages in Brazil. Net Sales increased 14.6% in the year ended on December 31, 2012 to R$3,379.6 million, from R$2,949.4 in the same period in 2011. The main drivers of this performance were a 4.9% increase in sales volumes and a 9.3% increase in revenues per hectoliter, resulting from increases in prices, partially offset by increases in taxes.

Operations in Hispanic Latin America, excluding the operations in Latin America South (HILA-Ex)

HILA-Ex recorded an increase in net revenues of 328.4% in 2012, and accrued R$971.6 million. This increase in Reais  was mainly due to our strategic alliance in the Caribbean with Cervecería Nacional Dominicana S.A. (CNC) and the consequent consolidation of the results of this operation with effect as from May 2012. The main drivers contributing to the organic growth of revenues were the price increases in our operations.

Latin America South Operations (LAS)

Net sales in LAS were R$6,250.7 million in 2012, compared to R$4,777.6 in 2011, representing an increase of 30.8%. The main driver for this growth was a 32.6% increase in revenues per hectoliter, to R$164.1, as a result of our price increases, together with a strong performance by our premium brands, and an increase in the average value of the Argentine peso against the Real.

Canada Operations

The operations of Labatt Brewing Company Limited in North America contributed R$4,030.8 million to the consolidated revenues of the Company in 2012. This represented a 15% increase in relation to previous year. This performance results from a 24.6% increase in revenues per hectoliter due to price increases and the appreciation of the average value of the Canadian Dollar against the Real.

c) impact of inflation, price variations of main inputs and products, foreign exchange and interest rates on the Company’s operating and financial income.

The cost of products sold in Brazil in 2013 was adversely affected by the Real/US Dollar hedging rate, which remained at a higher level than in the previous year.  On the other hand, the price of commodities, such as aluminum and sugar, had a positive effect, since hedging costs were lower than in 2012.  Once again, inflationary pressures in Latin America South adversely affected labor costs.  In Canada, costs increased mainly as a result of the negative impact of the increase in the average Canadian Dollar rate against the Real.

In the year ended December 31, 2012 one of the most positive impacts on cost of goods sold in our Brazilian operation was the fee for hedging Reais  against the US dollar. On the other hand, hedged prices for commodities such as sugar, aluminum and barley adversely affected costs during the period, as well as packaging costs. In Latin America South, inflationary pressures, labor costs and higher costs of raw materials, primarily barley, had an adverse effect on costs. In Canada the cost remained practically stable in local currency, while in Reais  the impact was adverse because of the appreciation of the Canadian dollar against the Real.

In the year ended on December 31, 2011, the cost of sales in Brazil was positively impacted by the currency due to our hedged exchange rate for the Brazilian Real  against the U.S. dollar which in 2011 was lower than in the previous year. On the other hand, the hedged prices for commodities like sugar, aluminum and barley were unfavorable for the costs in the period, as well as the packaging costs. In Latin America South inflationary pressures, labor costs and higher raw materials and packaging costs negatively impacted the cost of sales. In Canada, costs had a positive impact from the closure of the Hamilton brewery.

Our net financial income was up 75.7% in 2013, to R$1,563.4 million, against R$889.6 million in 2012. This result is explained primarily by (i) additional cash-neutral expenses in connection with the put option for our investment in Cervecería Nacional Dominicana, S.A. (CND), (ii) higher losses on non-derivative instruments as a result of currency fluctuations and (iii) R$198.4 million for impairment losses on our investments in Venezuela.

Net financial results for 2012 were negative by R$812.8 million, 73.6% higher than in 2011. This result can be explained primarily by (i) the additional non-cash effect of the put option associated with our investment in Cervecería Nacional Dominicana, S.A. (CND) and (ii) lower interest income because of lower interest rates in relation to the previous year. The result was also affected by unrealized exchange rate losses on intercompany loans, because of the depreciation of the Real. Given the nature of these transactions (intercompany loans), the non-cash effect of the impact of converting the currency is shown in the results. The economic impact of this is offset by the gains on currency conversion of the shareholders’ liquidity when consolidating the balance sheets of our subsidiaries located outside Brazil, whose functional currency is not the Brazilian Real.

In 2011, the net finance result recorded expenses in the amount of R$468.1 million, a 38.1% increase in relation to that of 2010. This result can be explained primarily by: (i) increased interest expenses due to a higher CDI rate in Brazil, (ii) expenses related to the early payment of Bond 13; (iii) losses from foreign exchange variation; (iv) higher interest income due to a higher average balance of cash, cash equivalents and current investment securities compared to 2010.

10.3 - Events with effective or expected material effects on the Financial Statements

a) introduction or divestment of operating segment

Not applicable, since there was no introduction or divestment of operating segments.

b) organization, acquisition or disposal of equity interest

On December 7, 2012, Companhia de Bebidas das Américas – Ambev announced its intention to propose a corporate restructuring to its shareholders, altering its current shareholding structure, with two types of share (common and preferred), to one with a single type of common share, and enhancing the governance of Companhia de Bebidas das Américas – Ambev, with the aim of increasing liquidity for all the shareholders, eliminating operating and administrative costs and making the management of its capital structure more flexible.

The proposal submitted to the shareholders of Companhia de Bebidas das Américas – Ambev, announced as a Material Fact on May 10, 2013, provided for a corporate restructuring to involve the merger by the Company of all the shares of Companhia de Bebidas das Américas – Ambev which it did not already hold, pursuant to the Corporate Law (“Merger of Shares”), under which all the issued and outstanding shares of Companhia de Bebidas das Américas – Ambev , including those in the form of American Depositary Receipts (“ADRs”), with the exception of those already held by the Company, would be exchanged for common shares and ADRs issued by the Company. Under the Merger of Shares, each share issued by Companhia de Bebidas das Américas – Ambev, whether common or preferred, and each ADR representing a share, whether common or preferred, in Companhia de Bebidas das Américas – Ambev, would give its holder the right to receive five common shares, or five ADRs, of the Company, respectively.

On May 10, 2013, meetings of the board of directors and the fiscal council of Companhia de Bebidas das Américas – Ambev, and a meeting of the board of directors of the Company, were held, at which the proposal for the Merger of Shares was approved, pursuant to of the Protocol and Justification of Merger by the Company of Shares Issued by Companhia de Bebidas das Américas – Ambev.

As a preliminary step to the Merger of Shares, all the shares of Companhia de Bebidas das Américas – Ambev held by Anheuser-Busch InBev N.V/S.A., through InterBrew International B.V. and AmBrew S.A., were transferred to the Company as a capital contribution on June 17, 2013. As a result, the Company, being now the holder of 1,301,670,110 common shares and 637,049,453 preferred shares of Companhia de Bebidas das Américas – Ambev, became its parent company (“Contribution of Shares”).

Companhia de Bebidas das Américas – Ambev and the Company held extraordinary general meetings on July 30, 2013, to approve, among other matters, the Protocol and Justification of Merger by the Company of Shares Issued by Companhia de Bebidas das Américas – Ambev, the share valuation report and the Merger of Shares, as well as the Company’s capital increase subscribed by the managers of Companhia de Bebidas das Américas - Ambev and paid up by means of the transfer of all the shares of Companhia de Bebidas das Américas – Ambev, excluding those already held by the Company.

As a consequence of the Merger of Shares, Companhia de Bebidas das Américas – Ambev became a wholly-owned subsidiary of the Company, and the former shareholders of Companhia de Bebidas das Américas – Ambev became holders of the same proportion of the Company shares as they had previously held in Companhia de Bebidas das Américas – Ambev.

A material fact published on December 3, 2013 disclosed the proposal of merger of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. into the Company. The purpose of the mergers was to simplify the group’s corporate structure and to reduce operating costs, allowing the Company to continue to concentrate on making and selling beer, soft drinks and other beverages directly, rather than only through its subsidiaries, whether wholly-owned and otherwise.

Extraordinary General Meetings of the Company, Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A. were held on January 2, 2014, to approve the above-mentioned mergers. As a result of these mergers, the Company received, at their respective book values, all assets, rights and obligations of Companhia de Bebidas das Américas – Ambev and Ambev Brasil Bebidas S.A., which. The latter two were dissolved, their shares were cancelled, and they were succeeded by the Company, pursuant to the law.

The merger of Companhia de Bebidas das Américas – Ambev was completed without an increase or decrease in the shareholders’ equity or capital stock of the Company, since it was already a wholly-owned subsidiary of the Company. The merger of Ambev Brasil Bebidas S.A., for its part, resulted in an increase in the capital stock of the Company amounting to the equivalent of the shareholders’ equity of Ambev Brasil Bebidas S.A. corresponding to the investment of the minority shareholders of Ambev Brasil, i.e., by R$156,566.05. The capital stock of the Company was thus raised to R$57,000,946,244.65, taking into account also the capital increases approved and ratified by the Board of Directors in meetings held on October 17 and December 19, 2013, pursuant to Article 8 of the by-laws and Article 168 of Law No. 6404/76, given the exercise of stock options by the beneficiaries of the Company Stock Options Plan.

On January 28, 2014, Ambev Luxembourg, a wholly-owned subsidiary of the Company, acquired ABI’s interest in Cerbuco Brewing Inc., which holds 50% of Bucanero S.A., the leading company in the Cuban beer market.

c) unusual events or transactions

There were no unusual events or transactions in the period.

10.4 – Significant changes in accounting practices – Qualifications and emphasis in the Auditors’ report

a) Significant changes in accounting practices

a.I) Regarding the financial statements for the year ended on December 31, 2013: consolidated and separate financial statements

As a result of the Contribution of Shares and Merger of Shares referred to above, Companhia de Bebidas das Américas – Ambev (“Companhia de Bebidas”)became a wholly-owned subsidiary of the Company, and the Company accordingly began to consolidate its financial information with effect from June 30, 2013, having adopted the predecessor basis of accounting.

Business combinations involving companies under common control have not yet been addressed specifically by the accounting practices adopted in Brazil (“CPCs”) or by the International Financial Reporting Standards (“IFRS”). Accordingly, in line with paragraph 11 of Pronouncement IAS 8 / CPC 23 - Accounting Policies, Changes in Accounting Estimates and Errors, Management considered applying the requirements and guidance of the Pronouncements, Interpretations and Guidelines which deal with similar and related issues.

Alternatively, as also permitted by CPC 23, in the absence of guidance as to a Conceptual Structure for the Preparation and Presentation of Financial Statements, Management may also take into account the most recent technical positions adopted by other accounting regulatory bodies which use a conceptual structure similar to that of the CPC to issue accounting pronouncements, or other accounting literature and practices generally accepted in the sector, provided that they do not conflict with the sources cited in CPC 23.

The predecessor basis of accounting is thus an accounting alternative, and is in line with other countries’ practices, such as the US GAAP and the UK GAAP, which allow this method to be used in corporate restructuring and other transactions between entities under common control.

As Anheuser-Busch InBev N.V./S.A. (“ABI”), ultimate parent company of the Company and of Companhia de Bebidas, has maintained its interest in Companhia de Bebidas, both before and after the Contribution of Shares, Management has chosen the predecessor cost as the accounting practice that best represents this transaction, providing investors with the most relevant information.

The adoption of the predecessor basis of accounting, and its retroactive application, represents a change in accounting practices as defined in CPC 23. As such, its effects are being presented for comparison for all the periods shown.

The presentation of the accounting effects of the Contribution of Shares for periods before June 17, 2013 does not alter the corporate acts or facts dated prior to that date. The accounting information prior to June 17, 2013 is intended to give users of this document accounting information that is comparable with the historic information for the period beginning on that date.

With the adoption of the predecessor basis of accounting, the Company’s accounting information has been prepared to reflect:

• historical results of operations and financial position of Companhia de Bebidas (consolidated) and the Company on a combined basis, adjusted to eliminate balances, transactions and unrealized gains and losses;

• the effects of the initial acquisition of Companhia de Bebidas by ABI, representing the accounting information of ABI on which its investment in Companhia de Bebidas was based; and

• non-controlling interests in Companhia de Bebidas (the shares not held by ABI), determined by their proportionate share in identifiable net assets and in net income.

The Contribution of Shares was a restructuring of entities under common control, and is being recognized on a basis consistent with the amounts recognized by the ultimate parent company, or the highest level of common control (the ABI accounting base). As such, the Company’s accounting information includes entries to reflect certain business combination adjustments recognized by ABI, the ultimate parent company, at the time of the acquisition of Companhia de Bebidas in 2004, and additional investments made subsequently.

The entries resulting from the adoption of the predecessor basis of accounting are detailed below:

	2012	2011
Shareholders' equity of Companhia de Bebidas	28,863,744	25,761,101
Contribution of shares	61.88%	61.88%
Value of investment in subsidiary	17,861,419	15,941,446

Initial investment in subsidiary at acquisition cost	(249,663)	(249,663)
Derecognition of adjustment to market value of initial interest, net of income tax	(676,497)	(496,800)
Recognition of investment in subsidiary	16,935,259	15,194,983

Goodwill registered in ABI consolidated financial statements	6,674,495	6,360,153
Adjustment to fair value of property, plant and equipment registered in ABI financial statements, net of income tax	619,639	732,790
Adjustments to ABI accounting base	7,294,134	7,092,943

Adjustment for adoption of predecessor basis of accounting	24,229,393	22,287,926

Attributed in the Statement of Shareholders’ Equity to:
Adjustment to amount of securities available for sale	(676,497)	(496,800)
Reflex effects of other comprehensive income	(2,941,030)	-
Accounting adjustments of inter-partner transactions	27,846,920	22,784,726

The balancing entry for the effects of the predecessor basis of accounting was recorded against equity valuation adjustments.  On the date of the Contribution of Shares, the effects of the corporate events were registered in the corresponding capital and reserves accounts, with a balancing entry to equity valuation adjustments.

The balances of the other reserves were also adjusted to reflect the corporate events approving the Contribution of Shares.  As from June 17, 2013, therefore, there is no difference between the historic accounting information and the accounting information on the predecessor basis of accounting.

The impact of these entries on the income statements of the Company was as follows:

	2013	2012
Net income of Companhia de Bebidas for the year	10,338,000	10,385,598
Equity interest after Contribution of Shares	100%	61.88%
Recognition of investment in subsidiary	10,338,000	6,426,800

Equity income after contribution	(8,080,667)	-

Increase in depreciation and amortization	(68,463)	(171,293)
Deferred income tax on the above adjustment	23,277	58,234
Adjustments to ABI accounting base	(45,186)	(113,059)

Adjustment for adoption of the predecessor basis of accounting (i)	2,212,147	6,313,741

(i) The adjustment refers to the recognition of 61.88% of the income of Companhia de Bebidas for the year 2012 and up to the date of the contribution in 2013.

a.II) Regarding the financial statements for the year ended on December 31, 2012: consolidated and separate financial statements

There were no significant changes to the accounting practices applicable to our financial statements.

a.III) Regarding the financial statements for the year ended on December 31, 2011: consolidated and separate financial statements

There were no significant changes to the accounting practices applicable to our financial statements

b) Significant effects of changes in accounting practices

b.1) Regarding the financial statements for the year ended on December 31, 2013:

The effects of the adoption of a predecessor basis of accounting are shown in item a.I) above.

b.2) Regarding the financial statements for the year ended on December 31, 2012:

None.

b.3) Regarding the financial statements for the year ended on December 31, 2011:

None.

c) Qualifications and emphasis contained in the auditor’s report

Emphasis

Corporate restructuring

We call attention to Note 1 to the financial statements, which describes how the Company carried out a corporate restructuring approved in two stages: (a) the first stage approved at an Extraordinary General Meeting on June 17, 2013, relating to the contribution of the shares of Companhia de Bebidas das Américas - Ambev held by Anheuser-Busch InBev S.A. /N.V., through its subsidiaries InterBrew International B.V. and AmBrew S.A., to the Company. Since this was a corporate restructuring involving companies under common control, the predecessor basis of accounting was applied to all the years shown; (b) the second stage, approved at an Extraordinary General Meeting held on July 30, 2013, relating to the merger of all the shares of Companhia de Bebidas das Américas - Ambev into the Company, with the exception of the shares it already held, pursuant to the "Protocol and Justification of Merger of Shares Issued by Companhia de Bebidas das Américas – Ambev into Ambev S.A.", at their book value as of April 26, 2013. As from July 30, 2013, Companhia de Bebidas das Américas - Ambev became a wholly-owned subsidiary of the Company. Our auditor’s opinion is not qualified in respect of this matter.

Accounting practices for the individual financial statements

As described in Note 3 of the financial statements, the separate financial statements were prepared in accordance with the accounting practices adopted in Brazil. In the case of the Company, those practices differ from the IFRS applicable to separate financial statements only in relation to the appraisal of investments in controlled companies, affiliates and companies under common control with. Under BRGAAP they were recorded according to the equity method, while under IFRS, they would be recorded at cost or fair value.

Supplementary information – value added statements

We have also examined the individual and consolidated value added statements (VAS) for the year ended on December 31, 2013, prepared under the responsibility of the Company management, which are required by the Brazilian corporate law to be presented for listed companies, and which appear as supplementary information under the IFRS, which do not require VAS to be presented.  These statements were subject to the same audit procedures as described earlier and, in our opinion, are fairly represented, in all material aspects, in relation to the financial statements taken as a whole.

10.5 – Critical accounting policies

We consider an accounting policy to be critical when it is important to reflect our financial condition and operating income and require complex or significant judgments and estimates on the part of our management. For a summary of all accounting practices, please see Note 3 to the financial statements of the Company.

The preparation of financial statements requires our management to make judgments and estimates and to make decisions that affect the application of the accounting policies and the amounts shown in the balance sheet and income statement. The estimates and the underlying judgments are based on historical experience and on several other factors considered reasonable in the light of the circumstances, whose results constitute the criterion for taking decisions regarding the book value of assets and liabilities not readily evident from other sources. Actual results may differ from these estimates.

The estimates and underlying assumptions are reviewed on an ongoing basis. Changes to accounting estimates can only affect the period in which the estimate is revised or future periods.

Although each critical accounting policy reflects judgments, assessments or estimates, the Company believes that the following accounting policies reflect the most critical judgments, estimates and assumptions that are important to an understanding of its results:

(i) Predecessor basis of accounting: see item 10.4 of this Exhibit.

(ii) Business combinations:

The Company uses the investment cost as the accounting method for recording business combinations. The consideration paid for the acquisition of a subsidiary is the fair value of the assets transferred, the liabilities incurred and the equity instruments issued by the Company. The consideration paid includes the fair value of an asset or liability resulting from a contingent consideration agreement, when applicable.  Costs related to an acquisition are booked in income for the period when incurred.  The assets, liabilities and contingent liabilities acquired / assumed in a business combination are recognized initially at fair value on the acquisition date.  The Company recognizes non-controlling interests in the subsidiary acquired both at fair value and according to the proportion held by minority shareholders in the fair value of the net assets acquired. Non-controlling interests are measured for each acquisition made.

The surplus (i) of the consideration paid; (ii) of the amount of any non-controlling interests in the subsidiary acquired (when applicable); and (iii) of the fair value, on the acquisition date, of any previous equity interest in the subsidiary acquired, over the fair value of the net assets acquired, is recorded as goodwill. When the sum of the above three items is less than the fair value of the net assets acquired, the gain is recognized directly in the income statement for the year.

In accordance with IFRS 3 – Business Combinations, goodwill is booked at cost and is not amortized, but instead tested for impairment at least once a year, or whenever there are indications of impairment to the cash generating unit to which it is allocated. Impairment losses recognized on goodwill are not reversed. Gains and losses on disposal of an entity include the book value of goodwill relating to the entity sold.

Goodwill is expressed in the currency of the subsidiary or the joint operation to which it refers, and is converted into Reais at the exchange rate in force at the end of the year.

In the case of affiliates and joint ventures, the book value of goodwill is included in the book value of the interest in the affiliate and/or the joint venture.

When the Company’s interest in the net fair value of the assets, liabilities and contingent liabilities recognized exceeds the cost of a business combination, the surplus is recognized immediately in the income statement.

Costs of goodwill generated internally are booked as an expense as incurred

(iii) Impairment:

Impairment of financial assets

A financial asset or group of financial assets is tested on a quarterly basis for impairment, and where indication exists, impairment is estimated. An asset or group of financial assets is impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events occurring after the initial recognition of the assets (“loss event”) and that loss event (or events) has an impact on the estimated future cash flows of the financial asset or group of financial assets and may be reliably estimated.

The amount of impairment loss is measured as the difference between the book value of the assets and their recovery amount.

The recovery amount is calculated as follows:

•         in the case of securities with no market quotation: the present value of the expected future cash flows (excluding the future credit losses not incurred), discounted at the original effective interest rate of the securities;

•         in the case of securities quoted on the market: their fair value;

•         other assets: the greater of their fair value, minus the costs of sale, and their value in use, which represents the estimated future cash flows discounted to present value using a pre-tax discount rate that reflects current market valuations of the value of money in time and the specific risks of the asset.

When the recovery amount is less than the book value, the book value of the loss is reduced and the amount of the loss is recognized in the income statement. If a loan or investment held to maturity bears a variable interest rate, the discount rate for measuring an impairment loss is the current effective interest rate established in accordance with the agreement.

If in a subsequent period the amount of the impairment loss declines and the reduction can be objectively related to an event that took place after the loss was recognized (like an improvement in the debtor’s credit rating), the reversal of the previously recognized loss will be recognized in the income statement. Losses referring to financial securities available for sale cannot be reversed.

The book values of non-financial assets like property, plant and equipment, goodwill and intangible assets are reviewed at every closing date for impairment. If any indication exists, the asset’s recovery value is estimated.

 Goodwill, intangibles not yet available for use and intangibles with an indeterminate useful life are tested for impairment at least on an annual basis at the business unit level (which is one level below the reported segment) or whenever there are indications of impairment.

Impairment is recognized whenever the book value of an asset or cash generation unit exceeds its recovery value. Impairment losses are recognized in the income statement

The recovery value of intangible assets with an indeterminate useful life is based primarily on a fair value criterion by which multiples are applied to reflect current market transactions at indicators that determine the profitability of an asset or the flow of royalties that could be obtained by licensing the intangible asset to third parties on an arm’s length basis.

The recovery value of other assets is calculated as being the greater of their fair value, minus sales costs, and their value in use. In the case of assets that do not generate significant individual cash flows, the amount recoverable is determined for the cash generation unit to which the asset belongs. The recoverable value of the cash generation units to which goodwill and intangible assets with indeterminate useful lives belong is based on future cash flows discounted at a rate that reflect current market valuations of the value of money over time and the specific risks of the asset. These calculations are supported by valuation multiples, quoted share prices for publicly-held subsidiaries or other available indicators of fair value.

When measuring value in use, the estimated cash flows are discounted at present value using a pre-tax discount rate that reflects current market valuations of the value of money over time and the specific risks of the asset.

Non-financial assets, except goodwill, are reviewed for possible reversal of impairment on the presentation date. Impairment is only reversed insofar as the book value of the asset does not exceed the book value that would be determined, net of depreciation or amortization, in the event no impairment loss had been recognized.

(iv) Provisions:

Provisions are recognized when: (i) the Company has a current (legal or non-formalized) obligation resulting from past events; (ii) there is likely to be a future disbursement to settle a current obligation; and (iii) the amount can be estimated with reasonable certainty. Provisions are measured by discounting expected future cash flows at a pre-tax rate that reflects current market valuations of the value of money over time and, when appropriate, the specific risks of the obligation. The increase in the provision is recognized as a financial expense.

Restructuring

A restructuring provision is recognized when the Company has a detailed and approved restructuring plan and when the restructuring has already been initiated or announced. Expenses involving regular activities and the company’s future actions are not provisioned; rather they are recognized when an expense is incurred. The provision includes commitments related to the benefits to be paid by the Company to employees terminated during the restructuring.

Onerous contracts

A provision for onerous contracts is recognized when the benefits the Company expects from a contract are less than the inevitable cost of fulfilling its obligations arising from the contract. This provision is measured as the lower of present value of the expected cost of terminating the contract and the expected net cost of maintaining it.

Disputes and litigation

Provisions for disputes and litigation are recognized when it is more likely than not that the Company will be forced to make future payments resulting from past events. These payments include, but are not limited to, various claims, proceedings and lawsuits filed both by third parties and by the Company in respect of anti-trust laws, violations of distribution and licensing agreements, environmental matters, labor disputes, assessments by tax authorities and other litigations.

(v) Share-based compensation:

Different compensation programs based on shares and options allow members of Management and other executives appointed by the Board of Directors to acquire the Company’s shares. The Company has adopted IFRS 2 / CPC 10 – Share-based Payments for all programs granted after November 7, 2002 that were not terminated on January 1, 2007. The fair value of the stock options is measured on the granting date using the most appropriate option pricing model. Based on the expected number of options to be exercised, the fair value of the options granted is recognized as an expense during the option vesting period against shareholders’ equity. When the options are exercised, shareholders’ equity increases by the amount of the proceeds received.

  (vi) Employee benefits:

Post-employment benefits

Post-employment benefits include pensions managed in Brazil by Instituto Ambev de Previdência Privada – IAPP, post-employment dental benefits and post-employment medical benefits managed by Fundação Zerrenner (formerly Fundação Antônio e Helena Zerrenner Instituição Nacional de Beneficência - FAHZ). Usually, pension plans are funded by payments made by both the Company and its employees, taking into account the recommendations of independent actuaries. Post-employment dental benefits and post-employment medical benefits are maintained by the return on Fundação Zerrenner’s plan assets. If necessary, the Company may contribute some of its earnings to Fundação Zerrenner.

The Company manages defined benefit and defined contribution plans for employees of its companies located in Brazil and its subsidiaries located in the Dominican Republic, Argentina, Bolivia and Canada.

The Company maintains funded and unfunded plans.

vi.1) Defined contribution plans

A defined contribution plan is a pension plan under which Ambev pays fixed contributions into a fund. Ambev has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees for the benefits relating to employee service in the current and prior periods.

Payments to defined contribution plans are recognized as an expense in the income statement when incurred.

vi.2)Defined benefit plans

A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive on retirement, usually dependent on one or more factors such as age, years of service and compensation.

For defined benefit plans, expenses are assessed separately for each plan using the projected unit credit method. The projected unit credit method considers each period of service as an additional unit of benefit to measure each unit separately. Under this method, the cost of providing pensions is charged to the income statement during the period of service of the employee. The amounts charged to the income statement consist of current service cost, interest cost, the expected return of the plan assets, past service costs and the effect of any settlements and agreements. The obligations of the plan recognized in the balance sheet are measured at the present value of the estimated future cash outflows using a discount rate equivalent to the government´s bond rates with maturity terms similar to those of the obligation, less the fair value of the plan assets.

Past service costs result from the introduction of new plans or changes to existing ones. They are immediately recognized in the income statement for the year on the date of: (i) settlements / agreements, or (ii) when the Company recognizes costs involving restructuring or termination, unless the changes are conditional on the employee remaining in their job for a specific period of time (the period during which the right is acquired). In such case, costs of past services are amortized using the straight-line method during the period in which the vesting period.

Actuarial gains and losses consist of the effects of differences between the previous actuarial assumptions and what has actually occurred and the effects of changes in actuarial assumptions. Actuarial gains and losses are fully recognized in Other comprehensive income.

Re-measurements consisting of actuarial gains and losses, the effect of assets ceiling and the return on the plan’s assets, both excluding net interest, are recognized in the statement of comprehensive income, in their totality, during the period in which they occur. Re-measurements are not reclassified for the income statement in subsequent periods.

When the amount calculated for a defined benefit plan is negative (an asset), Ambev recognizes such assets (prepaid expenses) to the extent of the amount of the economic benefit available to Ambev either from refunds or reductions in future contributions.

Other post-employment obligations

The Company and its subsidiaries provide post-employment medical benefits, reimbursement of certain medication expenses and other benefits to certain previous retirees through Fundação Zerrenner. These benefits are not granted to new retirees. The expected costs of these benefits are recognized over the period of employment, using an accounting methodology similar to that for defined benefit plans, including actuarial gains and losses.

Termination benefits

Termination benefits are recognized as an expense on the first of the following dates: (i) when Ambev is committed to a detailed formal plan for terminating the employment relationship prior to the normal retirement date, with no real possibility of withdrawing it; and (ii) when Ambev recognizes restructuring costs. Voluntary termination benefits are recognized if Ambev has made an offer encouraging voluntary termination, it is likely that the offer will be accepted and the number of acceptances can be estimated with a degree of certainty.

Bonuses

Bonuses granted to employees and management are based on attaining pre-defined individual and collective targets. The estimated amount of the bonus is recognized as an expense in the period in which it accrues. Bonuses paid in shares are treated as share-based payments.

(vii) Current and deferred income tax

Income tax and social contribution for the year represent current and deferred taxes. Income tax and social contribution are recognized to the income statement, unless they involve items directly recognized in the comprehensive income statement or other equity account. In these cases the tax effect is also recognized directly in the comprehensive income statement or equity account (except equity interest, as per Note 3 (w)). Equity interest is recorded as expenses in the income statement for the year for the purposes of ascertaining income tax and social contribution, when declared, and re-classified thereafter to equity for the purposes of presentation in the financial statements.

Expenses with current taxes is the expectation of payment on the taxable income for the year, using the nominal tax rate approved or substantially approved on balance sheet date, as well as any adjustment to tax payable referring to previous years.

Deferred tax is recognized using the balance sheet method. This means that in the case of taxable and deductible differences of a temporary nature between the tax and accounting bases of the assets and liabilities, the deferred asset or liability tax is recognized. Under this method the provision for deferred tax is also calculated on the differences between the fair value of the assets and liabilities acquired in a business combination and their tax base. IAS 12 / CPC 32 Income Taxes provides that no deferred tax be recognized when recognizing goodwill; and that no deferred asset and/or liability tax be recognized (i) upon initial recognition of an asset or liability arising from a transaction other than a business combination which at the time of the transaction does not affect the book or fiscal income or loss; and (ii) on differences involving equity investments in subsidiaries, provided these are not reversed in the foreseeable future. The value determined for the deferred tax is based on the expectation or realization or liquidation of the temporary difference, and uses the nominal rate approved or substantially approved.

Deferred tax assets and liabilities are offset where a legal enforceable right to offset current tax assets and liabilities exists and provided that they relate to taxes assessed by the same tax authority on the same taxpayer, or different taxpayers who intend to settle current tax assets and liabilities on a net basis or simultaneously realize the asset and settle the liability.

Deferred tax assets are recognized only to the extent any future taxable income is likely to occur. Deferred income tax assets are reduced to the extent no future taxable income is likely to occur.

(viii) Joint arrangements

Joint arrangamentes are all entities over which Ambev shares control with one of more parties. Joint arrangements are classified as joint operations or joint ventures, depending on the contractual rights and obligations of each investor.

Joint operations

Joint operations arise when Ambev has rights to the assets and obligations for the liabilities of a joint arrangement. The assets, liabilities, revenues and expenses regarding Ambev’s interest in the joint operations are shown individually on the consolidated financial statements from the date on which the joint operation commences, until the date when it ceases.

Affiliates and joint ventures

Affiliates are legal entities in which Ambev S.A. has significant influence over financial and operational policies, but does not have control. This is usually evidenced by an equity interest of between 20% and 50% of the voting shares.

Joint ventures are entities over which Ambev has common control with a third party, but its right as a shareholder extends to the joint venture’s net assets instead of rights over the assets and obligations for the liabilities.

Affiliates and joint ventures are booked at the equity method as from the date on which the significant influence or common control begins, until the date it ceases to exist. When Ambev’s share of the loss incurred by the affiliate or joint venture exceeds the book value of the investment, it is reduced to zero. Additional losses are only recognized if Ambev S.A. has a legal or constructive obligation on behalf of the affiliate or joint venture.

Unrealized gains in transactions with affiliates and joint ventures are eliminated in proportion to Ambev’s equity interest in the entity in question. Unrealized losses are eliminated in the same manner as unrealized gains, but only insofar as there are no indications of impairment.

10.6 – Internal controls regarding the preparation of financial statements – Level of efficiency and deficiency and recommendations contained in the auditor’s report

a) level of efficiency of such controls, indicating possible flaws and measures adopted to correct them

The efficiency of the internal controls of the Company for the preparation and disclosure of the financial statements dated December 31, 2013 was based on the criteria established by the model published by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on these criteria, our Management has concluded that the Company’s control environment continues to be effective, not having detected any material weakness or significant deficiency regarding the preparation and disclosure of the financial statements.

b) flaws and recommendations regarding internal controls presented in the independent auditor’s report

The Report of the independent auditors for the fiscal year ended on December 31, 2013 does not mention any material weakness, or significant flaw. Action plans will be implemented during 2014 to correct the control flaws identified.

10.7 – Use of proceeds of public offerings of securities and potential deviations

a) how the proceeds resulting from public offering were used

Not applicable, since there was no public offering for the distribution of securities during the last three years.

b) were there any significant deviations between the effective use of proceeds and the proposed use disclosed in the respective offering memorandum

Not applicable, since there was no public offering for the distribution of securities during the last three years.

c) in case there was any deviation, please indicate the reasons for that

Not applicable, since there was no public offering for the distribution of securities during the last three years.

10.8  – Material items not mentioned in the financial statements

a) the assets and liabilities directly or indirectly held by the Company and not reflected in its balance sheet

The Company has no material assets or liabilities that are not reflected in this Annex and in its financial statements, including the notes thereto.

b) other items not mentioned in the financial statements

Not applicable since there is no material item not reflected the Company’s financial statements, including the notes thereto.

10.9 – Comments on items not mentioned in the financial statements

a) how do those items change or may change the revenues, expenses, operating income, financial expenses and other items in the financial statements of the Company

As mentioned in item 10.8 above, there are no items that were not mentioned in our financial statements, including the notes thereto.

b) nature and purpose of the transaction

As mentioned in item 10.8 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

c) nature and amount of the obligations assumed and rights generated to the benefit of the Company as a result of the transaction

As mentioned in item 10.8 above, there are no items that have not been mentioned in our financial statements, including the notes thereto.

10.10 – Business Plan

a) investments (including quantitative and qualitative descriptions of existing investments and anticipated investments, sources of financing for existing and anticipated material investments and divestments)

i. quantitative and qualitative description of existing and anticipated investments

Our investments in 2013 totaled R$3,800.8 million, of which R$2,815 million invested in Brazil alone in maintenance and expanding our production and distribution capacity in Brazil.

We plan on investing around R$2,8 billion in 2014 in Brazil in order to have a more balanced supply chain footprint within the different regions of the country, to support our strategy of leveraging industry growth through innovation and which puts us in a better position to best attend to the consumer market.

ii. sources of financing for investments

The Company has resources from its operating cash flow generation and credit facilities extended by financial institutions in Brazil and other countries.

iii. relevant divestments in progress and anticipated

Until this moment there are no divestments in progress or anticipated.

b) acquisitions already disclosed of plants, equipment, patents and other assets that may significantly affect the production capacity of the Company

There has been no disclosure of acquisition of plants, equipment, patents or other assets, other than those already described in item 10.10.a above that may significantly affect the production capacity of the Company.

c) new products and services

Over the past few years, the Company has invested in launching new products and packs, and intends to continue investing in product innovations. However, because this involves trade secrets, this information may not be disclosed in advance. The most significant projects announced in 2010 where the new Skol 360 beer, a new 5-liter barrel, and the Guaraná-açaí soft drink. The total amount spent in R&D of new products at the Technological Development Center (CDT) in 2010 was R$5.8 million. In 2011, the most relevant innovations were the Budweiser beer brand that was launched in Brazil, the energy drink Fusion, the new Lipton Mate tea and the Citrus Antarctica soft drink. The amount spent in R&D in CDT was R$5.9 million. In 2012, the most relevant new products were the 300 ml returnable bottle and the 550 ml can, while the amount spent in new product research and development at the CDT was R$7,8 million. The most significant projects announced in 2013 were the launch in the non-alcoholic segment of Brahma 0.0% and Skol Beats Extreme. The total expenditure on research and development of new products at the Ambev Technology Development Center in 2013 was R$ 9 million.

10.11– Other factors with material influence

There is no other material information on the matter not disclosed in this section.

ANNEX II - PROFITS ALLOCATION

(pursuant to Annex 9-1-II of CVM Instruction Nº 481, dated December 17, 2009, as amended)

1. Net profits for the Fiscal Year:
R$9,534,968,744.29

2. Overall value and value per share of the dividends including advanced dividends and interest on own capital (IOC) already declared:

Overall value of dividends and interest on own capital (gross)	R$ 6,014,491,816.81
Overall value of dividends and interest on own capital(net)	R$ 5,652,667,138.46

Overall value of dividends	R$ 3,602,327,294.50
Overall value of IOC (gross)	R$ 2,412,164,522.31
Overall value of IOC (net)	R$ 2,050,339,843.96

Total (dividends + interest on own capital)
Amount per share (net)
Common	R$ 0.3609

Amount per share (gross)
Common	R$ 0.3840

Dividends
Amount per share
Common	R$ 0.2300

IOC
Amount per share (gross)
Common	R$ 0.1540

Amount per share (net)
Common	R$ 0.1309

3. Percentage of the net profits distributed for the Fiscal Year:

Percentage of Net Profits distributed	85.51%
Gross percentage of Net Profits distributed	85.51%
Net percentage of Net Profits distributed	81.31%

4. Overall value and value per share of dividends distributed based on profits for previous Fiscal Years:

On March 1, 2013, the Company’s Annual General Meeting of Shareholders approved the distribution of dividends in the total amount of R$11,036,751.03 at the rate of R$ 0.0443 per common share, without withholding income tax at source pursuant to applicable law. Furthermore, on the same date the Shareholders’ Annual Meeting approved the payment of interest on own capital, attributed to the mandatory minimum dividend for 2012, totaling R$13,063,078.56, at R$0,0524. The distribution of interest on own capital was taxed pursuant to applicable law, resulting in a net distribution of R$ 11,103,616.78.

5. State, having deducted advance dividends and interest on own capital already declared:

(a) The gross value of the dividends and interest on own capital, declared separately, for shares of each type and class.

Not applicable given that there will be no supplementary declaration of dividends, additional to those already declared by the Board of Directors of the Company, informed in item 2 above.

(b) The manner and period for the payment of the dividends and interest on own capital.

Not applicable given that there will be no supplementary declaration of dividends, additional to those already declared by the Board of Directors of the Company, informed in item 2 above.

(c)  Possible restatement and interest falling due on dividends and interest on own capital.

Not applicable given that there will be no supplementary declaration of dividends, additional to those already declared by the Board of Directors of the Company, informed in item 2 above.

(d) Date of declaration of the payment of dividends and interest on own capital taken into consideration for identifying shareholders with the right to receive these amounts.

Not applicable given that there will be no supplementary declaration of dividends, additional to those already declared by the Board of Directors of the Company, informed in item 2 above.

6. Should dividends or interest on own capital have been declared on the basis of profits calculate in half-year balance sheets or for shorter periods:

a) State the amount of the dividends or interest on own capital already declared.

b) State the date of the respective payments.

Total amount of dividends or interest on own capital already declared related to the fiscal year ended December 31, 2013:

Gross income tax withholding: R$6,954,446,947.93

Net income tax withholding on IOC: R$6,592,622,269.58

Board of Directors Meeting held on August 30, 2013 Payment date: September 27, 2013 Gross Total Amount: R$2,035,986,695.40	DIVIDENDS (exempt from IT withholding)
Common	0.1300
GROSS IOC
Common	-
NET IOC
Common	-
Board of Directors Meeting held on January 6, 2014 Payment date: January 23, 2014 Gross Total Amount: R$3,978,505,121.21	DIVIDENDS (exempt from IT withholding)
Common	0.1000
GROSS IOC
Common	0.1540
NET IOC
Common	0.1309
Board of Directors Meeting held on March 25, 2014 Payment date: April 25, 2014 Gross Total Amount: R$939,955,131.12	DIVIDENDS (exempt from IT withholding)
Common	0.0600
GROSS IOC
Common	-
NET IOC
Common	-

7. Comparative table presenting the following values per share of each type and class:
a) Net profits for the Fiscal Years and the previous three Fiscal Years. (1) (2)

Profit per share (*):	Common (R$)
2013	0.75
2012	0.65
2011	0.53
Profit per share (net of treasury shares) (*):
2013	0.75
2012	0.65
2011	0.53

(1) Whenever necessary, the amounts have been adjusted to reflect splits in the period.

(2) The information about earnings per share and dividends per share were calculated taking into account information from the Company  and its predecessor, Companhia de Bebidas das Américas – Ambev, so as to maintain the comparability and usefulness of the information for the reader.

b)            Dividends and interest on own capital distributed during the previous three Fiscal Years

Corporate Law
2013
Dividend per share:	Common and Preferred
Dividends	0.5129
IOC (gross)	0.2400
IOC (net)	0.2040
2012
Dividend per share	Common and Preferred
Dividends	0.9745
IOC (gross)	0.3735
IOC (net)	0.3175
2011
Dividend per share:	Common and Preferred
Dividends	0.5552
IOC (gross)	0.1470
IOC (net)	0.1250

(1) Whenever necessary, the amounts have been adjusted to reflect splits in the period.

(2) The information about earnings per share and dividends per share were calculated taking into account information from the Company and its predecessor, Companhia de Bebidas das Américas – Ambev, so as to maintain the comparability and usefulness of the information for the reader.

8. Allocation of profits for the Legal Reserve:

The Legal Reserve of the Company is currently worth R$4,456,000.00, with the value of the Capital Reserves addressed in § 1 of Article 193 of Law Nº 6404/76 exceeding 30% (thirty per cent) of the capital stock value, which is why there is no need to allocate any portion of the earnings for the Fiscal Year ended December 31, 2013 to the composition thereof.

9. Fixed or minimum dividends:
Not applicable, since the Company does not have preferred shares.

10. Mandatory dividends:

a) Describe the type of calculation as set forth in the By-Laws

In compliance with § 3 of Article 41 of the Company By-Laws, after allocating 5% of the net profits for the Fiscal Year to the Legal Reserve until reaching the ceiling of 20% of the capital stock paid in or as established in § 1 of Article 193 of Law Nº 6404/76, the balance restated as set forth in Article 202 of Law Nº 6404/76 and excluding the amounts allocated to the tax incentives reserves pursuant to Article 195-A of Law Nº 6404/76, 40% of the net profits will be allocated to payment of the mandatory dividend to all the shareholders of the Company.

b) State whether this is being paid out in full
The mandatory dividend was fully paid, whereas the Company provisioned, as dividends and interest on own capital, an amount equal to 81.31% of the net profit of the period.
c) State any amount that may have been withheld.
Not applicable.

11. Withholding the mandatory dividend:
None.

12. Allocation of earnings to the contingencies reserve:
None.

13. Allocation of earnings to the future profits reserve
None.

14. Allocation of earnings to the statutory reserves

a) Describe the statutory clauses establishing the reserve.

The Company By-Laws establish, in its article 41, paragraph 3, item “c”, that an amount may be set aside from the restated profits for the Fiscal Year not exceeding 60% (sixty percent) of the net profits for establishing the Investments Reserve, in order to underwrite the expansion of the activities of the Company and its subsidiaries, including through capital increases or setting up new enterprises. Pursuant to the provisions of §4 of article 41 of the Company’s By-Laws, the amount allocated to the statutory reserve may not exceed 80% (eighty percent) of the capital stock of the Company. Having reached this limit, the General Meeting of Shareholders must resolve on the outstanding balance, deciding to distribute it to the shareholders or to increase the Company’s capital stock.

b) Identify the amount set aside for the reserve

INVESTMENTS RESERVE
Proposed allocation	R$906,001,566.09

c) Describe how the amount was calculated

CALCULATION OF THE INVESTMENTS RESERVE (R$)
Net profits for the Fiscal Year	9,534,968,744.29
Adjustment for adoption of predecessor basis of accounting (1)	(2,172,807,944.20)
Reversal of the effect of revaluing fixed assets at predecessor cost (2)	39,338,961.30
Accumulated losses	Not applicable
Legal reserve	Not applicable
Tax incentives reserve (ICMS and Income Tax)	(417,964,812.70)

Sub-total	6,904,857,026.09

Dividends	(2,035,986,695.60)
Interest on own capital	(3,978,505,121.21)

Sub-total	890,365,209.29

Prescribed Dividends	15,636,356.80

Sub-total	906,001,566.09

Investments reserve	906,001,566.09

(1)                 Refers to the portion of earnings equivalent to the 61.88% equity interest in Companhia de Bebidas until the Contribution of Shares, which was recognized in the financial statements for the purposes of disclosure, pursuant to the predecessor basis of accounting described in section 10.4 of Exhibit I to this Proposal, which from a corporate perspective does not belong to the Company.

(1)                 With respect to the dividend distribution base, the Company understands that the predecessor basis of accounting, as described in section 10.4 of Exhibit I to this Proposal, in addition to its presentation for comparative purposes on the financial statements, should affect the calculation of the mandatory minimum dividend payment. Thus the Company adjusted the calculation base of the mandatory minimum dividend to exclude any current or future impacts on net income arising from adoption of this accounting practice, relating to the amortization/depreciation of the surplus value of the assets or even an impairment of the goodwill, so as to protect the mandatory minimum dividends.

15. Retention of profits established in the budget:
None.

16. Allocations of earnings for the tax incentives reserves: a) State the amount allocated to the reserve. b) Explain the nature of the allocation.

It is proposed to allocate a total amount to the Tax Incentives Reserves of R$417,964,812.70, as follows: (i) R$489,393,684.39 for State ICMS tax incentives received by some units of the Company; and (ii) R$115,868,432.49 for the Federal income tax incentive on the operations of some manufacturing plants; (iii) R$ 40,805,940.75 refer to Sergipe state tax incentives, pursuant to Law no. 5.382/2004, as amended (iv) R$2,646,273.67 as per the Federal Income Tax Reinvestment Incentive granted by the SUDENE pursuant to article 19 of Law no. 8167/91, as amended, allocated based on the useful life of the asset connected with the benefit, considering accumulated depreciation in the year 2013; and (f) R$987,346.38 as per the Federal Income Tax Reinvestment Incentive granted by the SUDAM, pursuant to article 19 of Law no. 8167/91 as amended, allocated based on the useful life of the asset connected with the benefit, considering the accumulated depreciation in 2013.

ANNEX III – CURRICULUM VITAE OF THE CANDIDATES TO THE COMPANY’S FISCAL COUNCIL

(Items 12.6 and 12.9 of Annex 24 of CVM Instruction Nº 480, dated December 17, 2009, as amended)

12.6. Candidates to the Company’s Fiscal Council

Name Age Management Body Election Date Term of mandate
CPF	Profession	Position	Investiture Date	Elected by Controller
Other offices and positions held at the issuer
James Terence Coulter Wright	62	Fiscal Council	04/29/2013	Until the 2014 Annual General Meeting
872.316.898-68	Civil Engineer	Effective member of the Fiscal Council	30 days as of election	Yes
Not applicable, since the only position held at the Company is as member of the Fiscal Council.
Ary Waddington	81	Fiscal Council	04/29/2013	Until the 2014 Annual General Meeting
004.469.397-49	Economist and Accountant	Alternate member of the Fiscal Council	30 days as of election	Yes
Not applicable, since the only position held at the Company is as member of the Fiscal Council
Celso Clemente Giacometti	70	Fiscal Council	04/29/2013	Until the 2014 Annual General Meeting
029.303.408-78	Administrator and Accountant	Effective member of the Fiscal Council	30 days as of election	Yes
Not applicable, since the only position held at the Company is as member of the Fiscal Council
Emanuel Sotelino Schifferle	73	Fiscal Council	04/29/2013	Until the 2014 Annual General Meeting
009.251.367-00	Engineer	Alternate member of the Fiscal Council	30 days as of election	Yes

Not applicable, since the only position held at the Company is as member of the Fiscal Council
José Elias Neto	51	Fiscal Council
470.218.616/72	Banker and economist	Alternate member of the Fiscal Council
Not applicable, since the only position to be held at the Company is as member of the Fiscal Council
Mario Fernando Engelke	74	Fiscal Council	04/29/2013	Until the 2014 Annual General Meeting
011.249.197-91	Administrator	Effective member of the Fiscal Council	30 days as of election	No
Not applicable, since the only position held at the Company is as member of the Fiscal Council

12.7 - Members of the Statutory Committees, Audit Committees, Risk Committees, Financial Committees and Remuneration Committee

None of the members indicated to the Fiscal Council are members of any other Committees at the Company.

12.8 - Professional Experience /Declaration of Potential Condemnations

James Terence Coulter Wright – 872.316.898-68

In the last five years he has held the following positions during the indicated periods, at the following entities: (i) Member of the Fiscal Council, between 2006 and 2008, of Fundação Zerrenner and, since 2008 holds the position of member of the Consulting Council of such Fundação, whose core activity consists of rendering free health and educational assistance; and (ii) Member of the Fiscal Council, between 2012 and 2014, of Companhia de Bebidas das Américas – Ambev. Professor at FEA-USP Faculdade de Economia, Administração e Contabilidade da Universidade de São Paulo, since 1981. Master on Engineering Administration by the Vanderbilt University, USA. Coordinator of the PROFUTURO - Programa de Estudos do Futuro do Instituto de Administração, relating to studies on planning, prediction and analysis of technology, scenarios and strategies. Other than Fundação Zerrenner and Companhia de Bebidas das Américas – Ambev , which merged with and into the Company on January 2, 2014, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% of securities issued by the Company. He currently holds the position of effective member of the Company’s Fiscal Council. Mr. James Terence Coulter Wright  declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Ary Waddington - 004.469.397-49

In the last five years he has held the positions of (i) Member of the Fiscal Council Member of Companhia de Bebidas das Américas – Ambev, between 2005 and 2014; (ii) Chariman of the Fiscal Council, between 2008 and 2012, of União Química Farmacêutica Nacional S.A., a company whose core activities consist of the production and development of pharmaceutical products; (iii) Member of the Fiscal Council, since 2012, of Duke Energy Geração Paranapanema S.A., a publicly held company whose core activities consist of the generation and sale of electric energy; and (iv) Chairman of the Fiscal Council, since 2008, of Richard Saigh Indústria e Comércio S.A., a company whose core activities consist of grinding wheat and the fabrication and sale of wheat flour. Except for Companhia de Bebidas das Américas – Ambev, which merged with and into the Company on January 2, 2014, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% of securities issued by the Company. He currently holds the position alternate member of the Company’s Fiscal Council. Mr. Ary Waddington declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Celso Clemente Giacometti - 029.303.408-78

In the last five years he has held the following positions during the indicated periods, at the following companies: (i) Fiscal Council Member, between 2008 and 2014, of Companhia de Bebidas das Américas – Ambev; (ii) Member of the Board of Directors and of the Audit Committee of Banco Santander - Brasil since 2010 and President of the Board of Directors, since 2013; (iii) Member of the Fiscal Council, from 2006 to 2011, of CTEEP – Companhia de Transmissão de Energia Elétrica Paulista, a listed company whose core activities are designing, constructing, operating and maintaining power transmission distribution systems; (iv) Member of the Board of Directors and Audit Committee, from 2008 to 2011, of LLX Logística, a publicly held company which main activities are the rendering of integrated logistics services, port activities and cargo transport; (v) Member of the Board and Coordinator of the Audit Committee, from 2007 until 2010 of Tarpon Investimentos S.A., a publicly held company whose core activity consists of resources management; (vi) Member of the Board and Coordinator of the Audit Committee from 2007 until 2010, of Lojas Marisa S.A., a publicly held company whose core activity consists of retail sales of clothing; (vii) Member of the Board and Coordinator of the Audit Committee, between 2005 and 2009 of Sabó Indústria e Comércio de Autopeças Ltda., a company whose core activities consist of developing products and services for the automotive segment; (viii) Member of the Conduct Recommendation Committee, since 2009, of the Brazilian Institute for Corporate Governance (IBGC);and (ix) Partner since 2002 in Giacometti Serviços Profissionais Ltda., a company whose core activities consist of rendering advisory services to family firms implementing transition and succession planning processes. Other than Companhia de Bebidas das Américas – Ambev, which merged with and into the Company on January 2, 2014, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% of securities issued by the Company. He currently holds the position of effective member of the Company’s Fiscal Council. Mr. Celso Clemente Giacometti declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Emanuel Sotelino Schifferle - 009.251.367-00

In the last five years he has held the following positions during the indicated periods, at the following companies: (i) Managing Partner since 1992 of ASPA Assessoria e Participações S/C Ltda., a firm whose core activities consist of rendering advisory services to companies and implementing restructuring programs, acquisition, negotiating contracts and transitory management periods, having served on the management of companies in receivership, as well as corporate restructuring and reorganization processes and renegotiating contracts, among other matters; (ii) Member of the Fiscal Council, between 2004 and 2009, of ALL – América Latina Logística, a publicly held company whose core activities consist of rendering road and rail cargo shipment services; (iii) alternate Member of the Fiscal Council, between 2005 and 2014, of the Companhia de Bebidas das Américas – Ambev; (iv) Member of the Fiscal Council, between 2006 and 2008, of Ferroban – Ferrovias Bandeirantes S.A., a company whose core activity consists of rail transportation; (v) Board Member, between 2007 and 2011, of São Carlos Empreendimentos e Participações S.A., a publicly held company whose core activity consists of the management of its own and third party real estate enterprises; (vi) Member of the Fiscal Council, since 2008, of Estácio Participações S.A., a publicly held company whose core activities consist of the development and management of activities and institutions in the education area; (vii) Member of the Fiscal Council, since 2012, of BHG S.A. – Brazil Hospitality Group, a publicly held company whose core activity consists of operate in the real estate segment specializing in business tourism hotels; and (viii) Member of the Fiscal Council, since 2011, of Allis Participações S.A., a publicly held company whose core activities consist of rendering of marketing and sales services on multiple market segments. Other than Companhia de Bebidas das Américas – AmBev, which was merged with and into the Company on January 2, 2014, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% of securities issued by the Company. He currently holds the position of alternate member of the Company’s Fiscal Council. Mr. Emanuel Sotelino Schifferle declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

José Elias Neto - 470.218.616-72

In the last five years he has held the following positions during the indicated periods, at the following companies: (i) Administrative Officer, since 2014, of Sicoob ACCREDI, a credit co-op in the city of Governador Valadares, in the State of Minas Gerais; (ii) Consultant to Sicoob ACCREDI, between 2013 and 2014; (iii) Branch Manager, between 1990 and 1996, of SEBRAE Espírito Santo; (iv) Regional Superintendent, between 1996 and 2013, of SEBRAE Espírito Santo; (iii) Alternate Member of the Board of Directors of Banco do Brasil, between 2002 and 2003. None of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% of securities issued by the Company. Mr. José Elias Neto, indicated for the position of alternate member of the Fiscal Council for election on 04/29/2014, has declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity.

Mario Fernando Engelke - 011.249.197-91

In the last five years he has held the following positions during the indicated periods, at the following companies: (i) President of the Associação Atlética Banco do Brasil – Tijuca (RJ), since 2002; (ii) Chief Financial and Administrative Officer, between 2003 and 2010, of Brasil Saúde Companhia de Seguros (iii) Member of the Fiscal Council, since 2004, of CESABB – RJ – Conselho Estadual da AABB do Estado do Rio de Janeiro; (iv) Member of the Fiscal Council of Associação Atlética Banco do Brasil – Rio, since 2002; (v) Member of the Fiscal Council, between 2011 and 2014, of Companhia de Bebidas das Américas – Ambev; (vi) Member of the Deliberative Council of Caixa de Assistência aos Funcionários do Banco do Brasil – CASSI, since 2012; and (vii) Member of the Fiscal Council of Associação Atlética Banco do Brasil – Rio, desde 2012. Other than Companhia de Bebidas das Américas – AmBev, which was merged with and into the Company on January 2, 2014, none of the companies listed above belong to the same economic group or hold any direct or indirect stake equal to or greater than 5% of securities issued by the Company. He currently holds the position of effective member of the Company’s Fiscal Council. Mr. Mario Fernando Engelke declared, for all legal purposes that, in the last five years, was not convicted of any criminal charges, or a conviction on an administrative proceeding at the CVM, or any final decision, judicial or administrative, which effect would be the suspension or inability to practice any professional or commercial activity

12.9 - Existence of marital relationship, stable union (união estável) or kinship up to the 2nd degree related to the issuer’s managers, controlled and controlling companies

Justification for failure to complete the box:

a) Company’s managers

Not applicable, whereas there are not marital relationships, stable unions (uniões estáveis) or kinship up to the second degree among the persons indicated for the positions to act as members of the Company’s Fiscal Council

b) Company’s managers and managers of Company’s directly or indirectly controlled companies

Not applicable, whereas there are not marital relationships, stable unions (uniões estáveis) or kinship up to the second degree among the persons indicated for the positions to act as members of the Company’s Fiscal Council and the managers of Company’s directly or indirectly controlled companies.

c) Company’s managers or managers of its directly or indirectly controlled companies and Company’s directly or indirectly controlling shareholders

Not applicable, whereas there are not marital relationships, stable unions (uniões estáveis) or kindship up to the second degree among the persons indicated for the positions to act as members of the Company’s Fiscal Council and the Company’s directly or indirectly controlled companies and Company’s directly or indirectly controlling shareholders.

d) Company’s managers and the manager of Company’s directly and indirectly controlling companies

Not applicable, whereas there are not marital relationships, stable unions (uniões estáveis) or kinship up to the second degree among the persons indicated for the positions to act as members of the Company’s Fiscal Council and the managers of Company’s directly and indirectly controlling companies.

12.10 - Relationships of subordination, rendering of services or control between managers and controlled companies, controlling shareholders and others

Justification for failure to complete the box:

a) companies controlled, directly or indirectly, by the Company

Not applicable, once there are no relationships of subordination, services rendered or control, in the last three fiscal years, between the members indicated for the positions of members of the Company’s Fiscal Council and companies controlled, directly or indirectly, by the Company.

b)Company’s, direct or indirect, controlling shareholders

Not applicable, since there has not been, during the last three fiscal years, any relationships of subordination, services rendered or control, among the members indicated for the positions of members of the Company’s Fiscal Council and the direct or indirect controlling shareholders of the Company.

c) if material, Company’s supplier, client, debtor or creditor, of its controlled or controlling companies, or companies controlled by any of these people.

Not applicable, since there has not been, during the last three fiscal years, any relationships of subordination, services rendered or control, among the members indicated for the positions of members of the Company’s Fiscal Council and any supplier, client, debtor or creditor of the Company, its subsidiaries or controlling shareholders, or any affiliate of such persons.

ANNEX IV – MANAGEMENT COMPENSATION

Base Date: December 31, 2013

(pursuant to Item 13 of Annex 24 of CVM Instruction n. 480, dated December 17, 2009, as amended)

13. COMPENSATION OF THE MANAGEMENT

13.1   Compensation policy and practice for the Board of Directors, Statutory Board of Officer, Board of Officers, Fiscal Council, Statutory Committees and Audit, Risk, Financial and Compensation Committees regarding the following aspects:

a. purposes of the compensation policy or practice:

The main purpose of the compensation policy of the Company is to establish a compensation system applicable to the management which encourages the development of a culture of high performance, keeping key personnel of the Company over the long term, while ensuring that the best people are hired and retained, and the interests of the management are aligned with those of shareholders.

b. compensation elements, indicating:

i         a description of the elements of compensation and the purposes of each of them

a) Board of Directors

The compensation of the members of the Board of Directors is divided into: (i) a fixed compensation that is in line with market average; and (ii) a variable compensation designed to stimulate and reward significant accomplishments by means of profit sharing, remuneration based on shares, including stock option plan. Additionally, certain members of the Board of Directors also participate in a private pension fund to which the Company also makes partial contributions.

b) Board of Officers

Executive Officers have their compensation divided into fixed and variable components, provided that the base pay (the fixed component) is in line with market average, while the main focus is on the variable and long-term compensation, the latter reflected in profit sharing and stock options granted under the Company’s stock option plan and, potentially, in the case of executives identified to have high potential in the long term, the granting of Share Appreciation Rights.

Statutory Executive Officers are entitled to the benefits provided for in the benefits policy of the Company, pursuant to item 14.3 “b” of the Company’s Reference Form. Such benefits include medical, dental, educational and social assistance to executive officers and their dependents, free of costs or at a reduced cost. In addition, certain executive officers participate in a private pension plan to which the Company makes partial contributions.

c) Fiscal Council

The members of the Fiscal Council only receive a fixed compensation that corresponds, at least, to the legal minimum resolved by the Shareholders’ Meeting, provided that each member shall receive at least ten percent (10%) of the average amount assigned to each Executive Officer, excluding any benefits, representation allowances and profit sharing. Being the compensation of the alternate members equivalent to 50% of the compensation of the effective members. Additionally, the members of the Fiscal Council shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

d) Committees

All members of the Compliance Committee and the members of the Operations and Finance Committee that are part of the management of the Company do not receive any specific compensation for their activities in those committees. For members who do not meet this condition, the policy is to pay annual fixed fees. Additionally, the members of the Committees shall be mandatorily reimbursed for transportation and lodging expenses which may be necessary to perform their functions.

ii       what is the participation of each element in total compensation

In 2013, the fixed compensation of the Board of Directors corresponded to 65.66% of total compensation, provided that 55.26% corresponded to fees, 2.11% corresponding to direct and indirect benefits, and 8.29% corresponded to labor charges on remuneration. The variable compensation paid to the Board of Directors corresponded to 24.34%. To determine the amount of compensation it was not considered the expenses with stock option plans, since the plans have specific approval.

In 2013, the fixed compensation of Executive Officers corresponded to 57.11% of the total compensation that consisted of 43.36% corresponding to fees due to Executive Officers, 5.63% corresponding to direct and indirect benefits, and 7.17% corresponding to labor charges on remuneration. The variable compensation corresponded to 42.89%. The amount contributed by the Company to the private pension plan corresponded to 0.95% of the total compensation. To determine the total amount of compensation there were not considered the expenses with stock option plans, since the plans have specific approval.

The proportion of the elements of compensation of the Board of Directors and the Board of Officers described above tends to repeat, to a greater or lesser degree, in years when the Company meets the eligible targets for distribution of variable compensation.

Variable compensation is determined according to the performance verified in relation to pre-established targets. Consequently, in case the minimum targets established are not fulfilled, no variable compensation will be due.

The compensation of the members of the Fiscal Council is 100% fixed, of which 83.33% corresponds to fees and 16.67% corresponds to labor charges on remuneration.

iii                      methodology for calculation and restatement of each of the compensation elements

The overall compensation of the management, as approved by the Annual Shareholders’ Meeting, is restated annually based on a market research. It is therefore periodically reassessed to secure that the amounts paid are sufficient to meet the Company’s specific objectives in relation to the market.

Because variable compensation paid in cash is calculated as a multiple of fixed compensation, the criterion above is also applicable to this compensation element.

Regarding the determination of the value of options granted under the Company’s stock option plan, please refer to items 13.4 and 13.9 below. For a description of the determination of the benefit resulting from Share Appreciation Rights, please refer to item 13.4 below.

iv                       reasons behind the compensation elements

Compensation of the management is defined to encourage its members to meet short and long term results for the Company. On this regard, the Company secures a fixed compensation in line with that practiced in the market, however, encouraging the achievement of expressive results to obtain a variable compensation above market average. Therefore, the variable compensation (profit sharing) is defined according to the following basis: (i) Company’s targets must be challenging but achievable; (ii) below a certain level of target achievement, no variable compensation shall be due, while outstanding accomplishments must be compensated with profit sharing comparable to or even higher than top levels in the market; and (iii) variable compensation will only be granted if both the targets of the Company and those of the manager are achieved.

Over the long term, the possibility of granting options encourages the blending of interests of the shareholders and the management as a result of the investments in shares by its management, which shares shall be subject to restrictions on sale or delivery, contingent upon continued employment with the Company for a certain period of time. Also, additional options may be granted depending on the reinvestment level of the variable compensation, and for certain stock option programs in force, the exercise of options depends on meeting the Company’s performance targets (see item 13.4 below).

Finally, the Company has decided to adopt, for certain executives deemed strategic and with high performance potential, the granting of Share Appreciation Rights, enabling such participants to receive cash bonus based on the value of the shares of the Company. The granting of Share Appreciation Rights, however, is contingent upon the continued employment of executives with Company for a long or very long term, since the amounts have a lock-up period of 5 or 10 years, then encouraging the retaining of strategic talent and generating value for shareholders in the long term.

In relation to the Fiscal Council, the intention is to secure compensation compatible with the limits defined in applicable legislation, ensuring that its members are duly rewarded to perform their duties.

c. key performance indicators taken into account for determining each compensation element:

The key performance indicators for the Company and its management are: EBITDA, cash flow, sales volumes, brand preference indexes, operating revenues and fixed expenses, in addition to other specific indicators for the various departments of the Company.

Regarding the options granted under the Company stock option plan (as described in item 13.4 below), the exercise of part of the options granted in some existing stock option programs is conditioned to quantitative targets established for the Company in relation to the return on capital invested compared to the weighted average cost of capital of the Company over the long term.

d. how is the compensation structured to reflect the progress of performance indicators:

Part of the options granted, as described in item 13.4 below, may only be exercised if the return on capital invested of the Company exceeds its cost of capital by a margin specifically defined for each lot of stock options granted. In general, the target is assessed in relation to a period of three years as of the grant date. If the targeted return on capital is not met, the performance testing may be run again twice in relation to periods of four or five years, respectively, as of the date on which the options were granted.

For high potential executives, the Company also adopts a variable pay practice defined as Share Appreciation Rights. According to such practice, the executives receive, after vesting periods varying between five and ten years, a value per share corresponding to the full closing price of preferred shares or ADRs issued by the Company at BM&FBovespa or NYSE, as applicable, on the trading session immediately before the respective vesting periods.

e. how the compensation policy is aligned with short, medium and long-term interests of the Company:

The fixed compensation is below compensation practiced in the market, but as the cycle is the segment of medium and long term, it is understood that granting of a substantial portion of compensation must be referring to those periods.

In this sense, the medium-term income is aligned with the compensation policy of the Company as to the payment of the annual bonus. In this case, the income of the Company and the results of its management during the year will affect the amount to be assigned as variable pay.

Additionally, the Company’s stock option plan requires a commitment of funds over the long-term, by virtue of the restrictions on sale applicable to the corresponding shares or the delivery of shares being contingent upon the executive continued employment with the Company.

Share Appreciation Rights, occasionally, granted to elected high potential executives, by the Company, align the very long-term interests by means of the possibility of receiving cash payment resulting from such Share Appreciation Rights benefits, structured to encourage the retaining of talent and appreciation of shares of the Company in accordance with the corresponding lock-up periods of five or ten years.

As such, it is understood that the compensation policy is totally in accordance with the monitoring of the Company’s performance and, therefore, reaffirms the sharing of the risk and profits among the Company’s managers.

f. existence of compensation borne by direct or indirect subsidiaries or controlling companies:

On November 28, 2008, some Company managers received stock options of shares issued by Anheuser-Busch InBev N.V./S.A. (“ABI”), the controlling shareholder of the Company, totaling approximately five million options. Each of such options entitles the acquisition of one common share issued by ABI. One half of those options became exercisable on January 1st, 2014 and the other half shall become on January 1st, 2019. In both cases the options may be exercised within five years at an exercise price of €10.32, corresponding to the market price of the shares of ABI on the date the options were granted. Moreover, the exercise of such options also depended on ABI’s net debt to EBITDA ratio to fall below 2.5 before December 31, 2013, which has been achieved.

g. existence of any compensation or benefit connected to the occurrence of a certain corporate event, such as the sale of corporate control of the Company:

Not applicable once there is no compensation or benefit connected to the occurrence of any corporate event.

13.2. Regarding the compensation of the Board of Directors, Executive Management and Fiscal Council recognized in the income statement for the three (3) previous fiscal years and forecasts for current year:

Forecast for 2014
Body	No. of members	Fixed Compensation				Variable Compensation					Post Employment Benefits	Termination Benefits	Share-based compensation	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	12.00	4,777,258.00	-	-	955,452.00	-	3,559,794.00	-	-	-	-	-	5,926,486.00	15,218,990.00
Fiscal Council	6.00	1,291,332.00	-	-	258,264.00		-	-	-	-	-	-	-	1,549,586.00
Executive Management	9.00	15,048,621.00	359,969.00	-	3,341,003.00	-	15,002,331.00	-	-	-	-	-	29,481,571.00	63,233,495.00
Total	27.00	21,117,201.00	359,969.00	-	4,554,719.00	-	18,562,125.00	-	-	-	-	-	35,408,057.00	80,002,071.00
2013
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	10.00	3,821,215.00	-	-	718,847.00	-	2,263,646.00	-	-	-	-	-	5,327,230.00	12,130,938.00
Fiscal Council	6.00	1,173,929.00	-	-	234,786.00		-	-	-	-	-	-	-	1,408,715.00
Executive Management	11.00	7,985,552.00	988,406.00	-	2,056,754.00	-	10,885,501.00	-	-	-	-	-	39,179,527.00	61,095,740.00
Total	27.00	19,800,265.00	988,406.00	-	3,010,387.00	-	13,140,147.00	-	-	-	-	-	44,506,757.00	74,635,393.00

2012
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	9.75	3,524,073.00	-	-	1,580,108.00	-	1,729,511.00	-	-	-	-	1,798,635.00	4,548,862.00	13,181,189.00
Fiscal Council	6.00	1,159,400.00	-	-	231,880.00	-	-	-	-	-		-	-	1,391,280.00
Executive Management	10.25	7,079,717.00	988,895.00	-	1,823,564.00	-	7,838,766.00	-	-	-	-	-	32,984,872.00	50,715,814.00
Total	26.00	11,763,190.00	988,895.00	-	3,635,552.00	-	9,568,277.00	-	-	-	-	1,798,635.00	37,533,734.00	65,288,283.00

2011
Body	No. Of members	Fixed Compensation				Variable Compensation					Post-Employment Benefits	Termination Benefits	Share-based compensations	Total
		Fees	Direct and indirect benefits	Compensation for sitting on Committees	Other	Bonus	Profit Sharing	Compensation for attending meetings	Commissions	Other
Board of Directors	10.00	3,476,108.00	-	-	1,613,805.00	-	2,856,186.00	-	-	-	-	-	5,690,745.00	13,636,844.00
Fiscal Council	6.00	1,261,378.00	-	-	252,276.00	-	-	-	-	-	-	-	-	1,513,654.00
Executive Management	9.30	7,419,507.00	211,496.00	-	1,819,137.00	-	6,549,909.00	-	-	-	-	-	26,473,268.00	42,473,317.00
Total	25.30	12,156,993,00	211,496.00	-	3,685,218.00	-	9,406,095.00	-	-	-	-	-	32,164,013.00	57,623,815.00

(1)   According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I hereto, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.3. Regarding the variable compensation of the Board of Directors, the Executive Management and the Fiscal Council for the three (3) previous fiscal years and the forecasts for current fiscal year:

Variable compensation forecast for 2014

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	12.00	10.00	6.00	27.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	3,559,794.00	15,002,331.00	-	18,562,125.00
Amount provided for in compensation plan in case the targets are met	2,224,871.00	11,813,807	-	14,038,678.00

Variable compensation for the fiscal year ended on 12/31/2013

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	10.00	11.00	6.00	27.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	3,197,399.00	13,315,739.00	-	16,513,138.00
Amount provided for in compensation plan in case the targets are met	1,998,374.00	11,299,367.00		13,297,741.00
Amount effectively recognized in the income statement for the fiscal year	2,374,350.00	9,816,916.00	-	12,191,266.00

Variable compensation for the fiscal year ended on 12/31/2012

	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	9.75	10.25	6.00	26.00
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	3,150,243.00	12,153,591.00	-	15,303,834.00
Amount provided for in compensation plan in case the targets are met	1,712,089.00	7,705,408.00		9,417,497.00
Amount effectively recognized in the income statement for the fiscal year	1,729,511.00	7,838,766.00	-	9,568,277.00

Variable compensation for the fiscal year ended on 12/31/2011
	Board of Directors	Executive Management	Fiscal Council	Total
No. of members	10.00	9.33	6.00	25.33
Bonus
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	-	-	-	-
Amount provided for in compensation plan in case the targets are met	-	-	-	-
Amount effectively recognized in the income statement for the fiscal year	-	-	-	-
Profit sharing
Minimum amount according to compensation plan	-	-	-	-
Maximum amount according to compensation plan	2,856,186.00	17,059,230.00	-	19,915,416.00
Amount provided for in compensation plan in case the targets are met	1,785,116.00	10,662,019.00		12,447,135.00
Amount effectively recognized in the income statement for the fiscal year	2,856,186.00	6,549,909.00	-	9,406,095.00

(1)          Note: As shown in the table of item 13.2 above, the Company only pays profit sharing. Therefore, bonus payment does not apply for the purposes of this item 13.3.

(2)          According to the predecessor cost accounting method adopted by the Company, as described in section 10.4 of Annex I to this Proposal, data of periods before 2013 reflects Companhia de Bebidas das Américas - Ambev  historic information.

13.4. Regarding the share-based compensation plan applicable to the Board of Directors and Executive Management in force for the last fiscal year and forecasted for current fiscal year:

a. general terms and conditions:

Under the Company Stock Option Plan (the “Plan”), senior employees and management of the Company or its direct or indirect subsidiaries (the “Beneficiaries”) are eligible to receive stock options of the Company. They may also be granted American Depositary Receipts (“ADRs”). Currently 680 people (including managers and employees) hold stock options for shares of the Company, taking all the together.

The Plan was approved by the Extraordinary Shareholders’ Meeting of the Company held on July 30, 2013. The Plan provides for the general conditions applicable to the granting of options, the criteria to determine the acquisition price, the terms and conditions applicable to such options, restrictions on the transfer of shares acquired under the Plan, as well as several duties of the Board of Directors in the capacity of administrator of the Plan. The Board of Directors may delegate their duties under the Plan to a specific committee.

Under the Plan, the Board of Directors, as its administrator, has powers to organize it in compliance with its general conditions. The Board of Directors grants options establishing the terms and conditions applicable to each Grant through stock option programs (the “Programs”), which define the Beneficiaries, the number and type of shares of the Company subject to such grant, the exercise price, the exercise periods and the maximum term for exercising the options, rules regarding the transfer of options and potential restrictions applicable to the underlying shares, conditions to the delivery of shares acquired, rules applicable in case of termination of employment, as well as provisions regarding applicable penalties. It may also provide for targets related to the performance of the Company, and the Board of Directors may also define specific rules applicable to Beneficiaries of the Company who have been transferred to other countries, including to the Company’s controlling shareholder or its subsidiaries.

On July 31, 2013, the Board of Directors approved the migration program, with the purpose of receiving the options granted but not exercised by the Beneficiaries in the context of the Stock Option Plan of Companhia de Bebidas das Américas – Ambev, which shares were incorporated by the Company on July 30, 2013 and which was merged into the Company, as approved by  the Extraordinary Shareholders’ Meetings of Companhia de Bebidas das Américas – Ambev and of the Company held on January 2, 2014, according to the Plan and with the terms and conditions defined in the programs when approved by Companhia de Bebidas das Américas – Ambev (“Migration Program”).

The Migration Program has a total volume of 1% of Company´s capital stock as of the approval date of such Program, and its specific conditions are the same of the stock programs approved by Companhia de Bebidas das Américas – Ambev and that were effective as of the date of its shares incorporation by the Company (“Received Programs”). The Received Programs remain entirely in effect and their rules are applicable to the options granted in the context of the Migration Program, subject to the required adjustments arising from the incorporation of shares abovementioned and from the terms and conditions defined in the Plan. The individual conditions and quantity of options granted to each Beneficiary are described in the adhesion term to be signed by each Beneficiary.

It was also received by the Company the granting of additional stock options approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on December 21, 2010, to some executives who are transferred to the United States of America, provided that they waive their right to a discount on the exercise price of options for the amounts of dividends and interest on own capital assigned to them until the date of the new grant and which would be assigned to them until the exercise date, provided that each new option shall comply with the approved terms of the respective Program (“Dividend Waiver”).

Additionally, the Company also received the long-term wealth incentive, approved by the Board of Directors of Companhia de Bebidas das Américas – Ambev on August 26, 2011, granted to some executives identified as high potential, denominated Share Appreciation Rights. Such incentive is beyond the scope of the Plan, since it does not involve settlement by the granting or acquisition of shares. Under the phantom stock program, each beneficiary will receive two separate lots of Share Appreciation Rights – Lots A and B – subject to lock-up periods of five and ten years, respectively as of the date of their granting. Once such five or ten-year term has elapsed, as applicable, the beneficiary who remained at the Company or in any company of its group will receive in funds immediately available the amount in Brazilian Reais corresponding to the closing price of preferred shares or ADRs of the Company at BM&FBovespa or NYSE, respectively, at the trading session immediately before such deadlines, and each phantom stock will correspond to one preferred share or ADR, as applicable. The Share Appreciation Rights granted will not ascribe to their Beneficiary the condition of shareholder of the Company. Such beneficiaries will not be entitled to any right or prerogative as a result of such condition, and particularly, any right to receive dividends and other rights provided for by Law No. 6,404/76, as amended, as well as in the By-Laws of the Company. The benefits ascribed to the granting of Share Appreciation Rights shall be classified as variable compensation. For a better understanding, the material information regarding this compensation element is further described in this item 13.4 and its sub-items below, as applicable.

b. main purposes of the Plan:

The main purposes of the Plan are: (a) to encourage the expansion, the success and the achievement of Company’s corporate purposes and the interests of its shareholders, allowing executives and senior employees to acquire shares of the Company, in the terms of the Plan, encouraging this way their integration with the Company; and (b) enabling the Company to obtain and maintain, effectively, the services of its executives and senior employees by offering them the possibility of becoming shareholders of the Company, in the terms of the Plan.

The purposes of the phantom stock program are the same, except for the fact that such rights are not part of the Plan and that there is no physical delivery of shares. The program also seeks to promote the expansion of the business of the Company and a lining up of interests to generate value in the long and very long term, as well as encouraging talent retention.

c. how does the Plan contribute to these objectives:

The possibility of acquiring shares issued by the Company under advantageous conditions  allows the introduction of considerable incentives for the employees and management of the Company to commit to create value over the long term.

In the case of the Plan, Beneficiaries are invited to commit their own funds purchasing stocks and then seek for their appreciation in the future once, in some cases, restricted sale periods or, in others, delivery of stocks purchased through the exercise of call options is contingent upon continued employment with the Company. Therefore, this Plan also strives to ensure that the Company retains its executive and senior employees.

In case of Share Appreciation Rights, the beneficiaries are also encouraged to seek for the future appreciation of stocks, maximizing the amount of the benefit they may receive. Moreover, the phantom stock program was structured primarily taking into account the retention of talent deemed strategic and of high potential to the Company. Therefore, the phantom stock program provides for long terms (five and ten years) in order to receive the potential benefit, totally contingent upon continued employment of the beneficiary with the Company or companies of the group.

d. how does the Plan fit into the Company compensation policy

The Plan is part of the variable compensation mechanism of the Company, in this case strongly designed to encourage the direct commitment of its Beneficiaries with the performance of the Company in the long term. As described below, the Plan contains elements that encourage the commitment of Beneficiaries by giving them the option to allocate their own funds to purchase shares, allowing attractive earnings with the appreciation of the shares of the Company, in addition to ensuring shareholder payback in the long term.

The phantom stock program incentives continued employment of executives that the Company may deem highly strategic to its business and activities, so that they may receive an attractive variable compensation additional in the long or very long term.

e. how does the Plan aligns the interests of the management with those of the Company in the short, medium and long term

The options granted under the Plan provide for mechanisms that enable lining up the interests of the management in different time horizons, despite of the fact that the primary purposes f the Plan are related to lining up interests in the long term.

In the short term, the managers participating in the Plan are encouraged to contribute to high earnings of the Company, as they will also have the right to receive dividends as shareholders.

Regarding the medium and long term, the models used by the Company to grant stock options allow the allocation of a percentage of the Beneficiary’s share in profits to the immediate exercise of the options which will give right to shares that will be subject to restrictions on transfer or delivery contingent upon continued employment of the Beneficiary with the Company. For this reason, Beneficiaries are expected to have their interests aligned with expectations of appreciation of the shares of the Company in the medium and long term, once the relevant shares will be subject to a lock-up period during which they cannot be transferred (please refer to item “l” below), or a vesting period during which such shares will remain unavailable (because they were not delivered).

Furthermore, there are options that may only be exercised after a vesting period of five years. Therefore, granting those options serves as a powerful incentive to align the interests of employees with those of the management of the Company in the long term, due to the possibility of considerable gains in the event of appreciation of the stocks of the Company.

In the case of the phantom stock program, grants are essentially designed to align interests in the long and very long term. Any amounts received under such program may only be paid after the applicable lock-up period of 5 or 10 years, then encouraging a sustainable value generation over the time, and primarily encouraging continued employment of executives deemed strategic or of high potential in relation to the Company’s long-term targets.

f. maximum number of shares covered

On December 31, 2013, the maximum number of shares covered by options not yet exercised totaled 147,717,589 common shares issued by the Company, already including the effects of the dilution resulting from the exercise of all options under all outstanding Programs.

g. maximum number of options to be granted

Under each program the following numbers (*) of options have been granted to the members of the Board of Directors and Board of Officers:

Plan	Number of options
2006 Program:	3,841,025
2007 Program:	2,967,350
2008 Program:	4,048,925
2009 Program:	5,047,800
2009.2 Program:	2,577,575
2010 Program:	2,286,475
2010.2 Program:	116,100
2010.3 Program:	2,672,925
2011 Program:	2,638,095
2012 Program:	2,409,265
2013 Program:	2,204,788
Dividend waiver:	2,821,400

(*) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I to this Proposal, data related to periods before 2013 related to Companhia de Bebidas das Américas – Ambev historical information.

(*) When necessary, the number of granted options were adjusted to reflect stock splits during the period.

h. conditions to acquire shares

Received Programs Conditions

(i) Programs prior to 2006

The terms of the Received Programs prior to 2006 provided for an option granted as a single lot, without a final term for their exercise.

(ii) Programs from 2006 to 2010

The conditions applicable to the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs provide for a split of the granted options among Lot A, Lot B and Lot C. Lot A corresponds to the number of options equal to the net value of 50% of the profit sharing received by the Beneficiary, divided by Lot A exercise price. Lot B, in turn, may only be exercised jointly with Lot A, provided that the Beneficiary may elect not to exercise it or to exercise Lot B1 (corresponding to the remaining 50% of its profit sharing) or Lot B2 (corresponding to 25% of its share in the profits).

Lot C, also referred to as supplementary option, has its exercise necessarily conditioned to the exercise of Lots A and B, so that the decision to exercise Lot B1 will give the right to exercise Lot C1, while the decision to exercise Lot B2 will give the right to exercise Lot C2. Lot C1 consists of a number of options corresponding to 50% of the Beneficiary share in profits (calculated at gross value, this is to say before taxes), divided by the market value in the respective Programs, and multiplied by 4.6. Lot C2, in turn, consists of options corresponding to 25% of the Beneficiary share in profits (calculated at the gross value, this is to say before taxes), divided by the market value and multiplied by 2.3.

The supplementary option may only be exercised (i) if in compliance with a vesting period of five years as of the date of the relevant agreement entered into with the Beneficiary; and (ii) if specific quantitative targets of return on equity regarding the Company are met, so that the return on equity exceeds the Company’s cost of capital by the margin defined in each Program. Meeting this target must be initially ascertained in relation to a period of three years as of the date of the relevant Program. If such target is not met, the performance testing may be conducted two more times regarding the periods of four and five years as of the Program date

(iii) Programs beginning in 2010

Under the Received Programs denominated by Companhia de Bebidas das Américas – Ambev as 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3 and 2013.1  Programs, as well as Company’s 2013.2 and 2013.3 Programs, one or two types of grant may be awarded, as follows: (i) under grant 1, the exercise price of the options must be paid on demand, although the delivery of a substantial part of the shares acquired is contingent upon continued employment with the Company for a term of five  years as of the exercise date; and (ii) under grant 2, a Beneficiary may only exercise his/her options after a vesting period of five years, upon payment of exercise price on demand, in consideration for the delivery of shares. Under this new model the exercise of options is not conditioned to meeting the Company’s performance targets.

Share Appreciation Rights

The phantom stock program does not involve exactly the acquisition of shares. The cash payment by the Company to the beneficiary of the amounts determined based on market prices of shares or ADRs issued by the Company is subject to continued employment with the Company for a term of five years for Lot A and ten years for Lot B, and it is not contingent upon the Company meeting performance targets.

i. criteria to set the acquisition or exercise price

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the acquisition or exercise price issued by the Company.

Price criteria of Received Programs

(i) Programs prior to 2006

The exercise price of options corresponded to the closing price of the relevant shares on the trading sessions run by BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros (“BM&FBOVESPA”) in the three prior to the grant date, applying a ten percent (10%) discount. Starting on granting date, the price of non-exercised options shall be restated according to the IGP-M index, with the deduction of the amounts distributed as dividends and interest on own capital until such date, which shall also be restated according to the IGP-M index.

(ii) Programs from 2006 to 2010

The Lot A and Lot C options must be acquired for the price corresponding to the average value of closing prices for shares of the same type traded at BM&FBOVESPA over a 30-days window prior to grant date (“Market Value”), or, in specific cases, e.g. for employees of subsidiaries with head offices abroad, the average closing price of ADRs traded at the New York Stock Exchange – NYSE (“NYSE”) over the same period, or as specifically provided by the Program. The exercise price of Lot B options shall be equal to that of Lots A and C options, applying a ten percent (10%) discount.

For the supplementary option (Lot C), the amounts corresponding to the dividends and interest on own capital effectively paid out by the Company on the underlying shares in the period between grant date and exercise date is deducted from the exercise price, except in some specific cases.

(iii) Programs beginning in 2010

Pursuant to the new model (2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2 and 2013.3 Programs), the exercise price of grant 1 options corresponds to the closing price of similar stocks traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the closing price of American Depositary Receipts (“ADR”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

The phantom stock program does not involve the acquisition of shares, but rather the payment of a cash amount by the Company to the Beneficiary. Such amount is determined at the end of each lock-up period applicable to the respective Lots by transforming equivalent amounts into Reais at the closing price of preferred shares or ADRs issued by the Company on the trading session of BM&FBOVESPA or NYSE, as applicable, immediately before the date of payment, where each phantom stock shall correspond to one preferred share or ADR, as applicable.

j. criteria to set the final term for exercise

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the exercise term of the options issued by the Company.

Term criteria of Received Programs

(i) Programs prior to 2006

There was no final term for the exercise for the Programs prior to 2006, which provided a grant divided in a single lot, which could be exercised at the time defined by the beneficiary, upon payment of the exercise price.

(ii) Programs from 2006 to 2010

Under the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, Lot A and Lot B must be exercised immediately, concomitantly with the execution of the option grant agreement by the Beneficiary, then obtaining the immediate commitment of Beneficiaries, provided that potential gains will only be obtained in the long term, according to the purposes of the Plan. Lot C, in turn, is subject to a vesting period of five (5) years as of the date of execution of the option grant agreement. This term is necessary to meet the return targets, resulting in a long-term commitment by the Beneficiary. Once such vesting period has elapsed, the Lot C options may be exercised within an extinctive term of five (5) years, then securing to Beneficiaries a longer window to elect the best time to commit a new portion of its funds to the exercise of options.

(iii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2 and 2013.2 Programs, grant 1 lots may only be exercised in full immediately upon the execution of the option grant agreement by the Beneficiary. Grant 2 lots, in turn, provide for a vesting period of five (5) years for the options to be exercised.

Share Appreciation Rights

Lot A provides for a term of five years to receive the relevant amounts, while in the case of Lot B, such term is of ten years. The main purpose of those lock-up periods is to retain executives deemed of high potential and strategic for the business and activities of the Company, encouraging their continued employment with the Company in view of the possibility of receiving, in the long term, potentially attractive amounts linked to the value of shares issued by the Company.

k. form of settlement

Company intends to use treasury stocks to satisfy the exercise of options, and may, when applicable, use ADRs backed by shares issued by the Company. The Company may also issue new shares, upon an increase in capital stock, upon a resolution of the Board of Directors within the limits of authorized capital.

The rule is that the exercise price must be paid on demand upon subscription or purchase of the corresponding shares. Regarding Lot C options, they may be paid within five days as of their exercise date.

The Share Appreciation Rights do neither involve the effective delivery of shares, nor the payment of any amount by the beneficiary. They are settled upon the payment of the cash benefit by the Company directly to the beneficiary, immediately after the end of the relevant lock-up period.

l. restrictions to the transfer of shares

As described above, Company kept the terms and conditions of the Received Programs. Therefore, below is the criteria to fix the restrictions to the transfer of shares.

Restrictions  criteria of Received Programs

(i) Programs prior to 2006

Regarding the Programs prior 2006, the shares resulting from the exercise of options are subject to a lock-up period of five (5) years as of the date of their acquisition.

(ii) Programs from 2006 to 2010

In relation to the 2006, 2007, 2008, 2009, 2009.2 and 2010 Programs, the shares resulting from the exercise of Lot A options are subject to a lock-up period of thee (3) years; while the shares resulting from the exercise of Lot B options, are subject to a lock-up period of five (5) years, both of them as of the date of acquisition or subscription of the corresponding shares. Lot C options may only be exercised after a vesting period of five (5) years, but the shares resulting from their exercise are not subject to any lock-up period, they may be freely transferred at any time.

(iii) Programs beginning in 2010

Under the 2010.2, 2010.3, 2011.1, 2011.2, 2012.1, 2012.2, 2012.3, 2013.1, 2013.2 and 2013.3 Programs, the shares resulting from the exercise of grant 1 options are subject to a lock-up period of five years as of the exercise date, while the shares resulting from the exercise of grant 2 options are free and clear and may be transferred at any time.

Share Appreciation Rights

The phantom stock program does neither involve the physical delivery of shares, nor the acquisition of a shareholder condition by their beneficiaries. Therefore, there is nothing to say about any restriction to the transfer of shares. Please note, however, that the receipt of the amounts under the phantom stock program is subject to the lock-up periods described in sub-item “h” above.

m. criteria and event that, once verified, will result in the suspension, amendment or termination of the Plan

The Plan may be amended or terminated by the Board of Directors. Regardless of the authority of the Board of Directors, no decision may change the rights and obligations of the Company or Beneficiaries in force.

In addition, in case of dissolution, transformation, merger, consolidation, spin-off or reorganization of the Company, the existing options will be subject to the rules established by the Board of Directors on this matter.

n. effects of withdrawal of a manager from the bodies of the Company on the rights provided under share-based compensation plan

Received Programs

(i) Programs from 2006 to 2010

In case of withdrawal or resignation of a manager of the Company, the shares resulting from the exercise of Lot A and Lot B options shall remain the property of their Beneficiary, and they shall be released from the applicable lock-up periods as described in item 13.4.l above. In this case, the relevant manager is required to return to the Company an amount corresponding to the 10% discount granted in the exercise of Lot B options.

In other cases such as retirement or permanent disability, the shares shall also remain with the manager and shall be released from the applicable lock-up periods. In these cases, the Beneficiary will only be required to return the 10% discount granted in relation to the exercise of Lot B options if he/she leaves the Company within 24 months as of the commencement of the relevant employment contract.

In case of (i) voluntary leave or resignation, or (ii) dismissal or discharge for case, Lot C option not yet exercised may be exercised within a term of ninety (90) days, while options whose vesting period has not yet elapsed will be terminated.

Should the Beneficiary leave the Company for any other reason, or should the Beneficiary retire at less than 60 (sixty) years of age, Lot C option granted less than 24 months before will lapse, while the Lot C options granted more than 24 months before may be exercised within a period of one hundred and eighty (180) days after the applicable vesting period has elapsed. However, in this case, the Beneficiary must execute a non-compete agreement with a minimum term of two years and must also comply with the lock-up periods and performance targets applicable under the corresponding Program. Also, the number of options open for exercise will be proportional to the period the Beneficiary’s employment contract or term of office remained in force after the options grant.

In case the Beneficiary retires at more than 60 (sixty) years of age or is subject to permanent disability, he/she will have the right to exercise all the options not yet exercised, provided that he/she also executes the above-mentioned non-compete agreement and complies with the lock-up periods and performance targets applicable under the corresponding Program.

In case of death a Beneficiary, his/her successors shall have the right to immediately exercise, in accordance with the terms of the relevant Program, the options not yet exercised, on a pro rata basis to the term during which the employment contract or term of office of the Beneficiary remained in force after the date the options were granted. In this case, compliance with the performance targets under the Program will be waived, and no lock-up period shall apply.

(ii) Programs beginning in 2010

Under the 2010.2 Program, in the case of grant 1 options, except as provided below, upon termination of an employment contract for any reason whatsoever during the applicable vesting period, the relevant Beneficiary will lose the right to receive any shares not yet received and will be required to return to the Company the amount corresponding to the 10% discount in the exercise price.

In case the Beneficiary retires at more than 60 (sixty) years of age, he/she will have the right to receive the corresponding shares, complying with the vesting period established in the Program and provided that he/she executes a non-compete agreement for a minimum term of two years and complies with the applicable lock-up periods. In the event of termination of the employment contract or term of office by virtue of dismissal for any reason other than for cause or retirement of a Beneficiary under the age of sixty (60) after 24 months as of the date the options were granted: (i) provided that he/she executes the non-compete agreement mentioned above, the Beneficiary will be entitled to receive, always on a pro rata basis to the number of months during which he/she has performed his/her functions, as of the grant date, any options granted, as well as the shares ascribed to him/her until the date of termination of his/her employment or tenure; (ii) must return to the Company, on a pro rata basis, the amount corresponding to the 10% discount on the exercise price; and (iii) comply with any applicable lock-up period. In case of his/her death or permanent disability, the Beneficiary (or his/her heirs or successors) shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period.

In the case of grant 2 options under the 2010.2 Program, in the event of (i) termination of the employment contract for cause or a similar reason, resignation or renouncement, a Beneficiary will lose his/her right to exercise any options not yet qualified to be exercised, and options qualified to be exercised may be exercised within ninety (90) days as of the severance date of termination, after which term they will be canceled; (ii) termination of the employment without cause, the options that are not qualified to be exercised will lapse and those qualified to be exercised may be exercised within a term of one hundred and eighty (180) days as of the severance date, after which they will be cancelled; (iii) retirement before sixty (60) years of age, the options not qualified to be exercised will lapse and those qualified to be exercised may be so until March 30, 2020; (iv) retirement after the age of sixty (60), the Beneficiary may exercise any options not yet qualified to be exercised under the Program, provided that he/she executes a non-compete agreement with a minimum term of two years and complies with the applicable lock-up periods; the options already qualified to be exercised may be so until March 30, 2020; and (v) death or permanent disability, all options, either qualified to be exercised or not shall become immediately exercisable until March 30, 2020.

Under the 2010.3, 2011.2, 2012.2, 2013.3, 2013.2 and 2013.3 Programs, in the event of termination of the Beneficiary’s employment contract, the following rules shall apply: (i) in the event of termination for cause or similar reason, renouncement or resignation or leave without pay for a period exceeding twenty-four (24) months, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within ninety (90) days as of the severance date, after which they will be canceled; (ii) in the event of dismissal without cause or severance resulting from outsourced services, sale of affiliate company or business unit, any options not qualified to be exercised will lapse and any options already qualified to be exercised may be so within one hundred and eighty (180) days as of the severance date, after which they will be canceled; (iii) in the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised, in case severance has occurred within twenty-four (24) months after the option grant, the Beneficiary may only exercise his/her options on a pro rata basis if he/she has subscribed Lot B in the past five years, provided that he/she executes a non-compete agreement and, in case severance has occurred after 24 months, the Beneficiary may exercise his/her options on a pro rata basis provided also that he/she executes the above-mentioned non-compete agreement; (iv) in the event of severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so within their respective terms, provided that any options not qualified to be exercised may be so, provided that he/she executes the above-mentioned non-compete agreement if this is so resolved by the Board of Directors of the Company; and (v) in case of death or permanent disability, any options already qualified to be exercised may be so within their respective terms, and any options not yet qualified to be exercised may nevertheless be so immediately, provided, however, that the Board of Directors of the Company may, in case of permanent disability, require any such exercise be contingent upon the execution of a non-compete agreement.

Under the 2011.1, 2012.1, e 2013.1 Programs, in case the Beneficiary’s employment contract or term of office terminates for any reason whatsoever, except as provided below, during a vesting period, the Beneficiary will lose the right to receive the respective shares. In the event of termination of the employment contract or term of office after twenty-four (24) months as of grant date, for any reason other than (a) for cause, renouncement or resignation, or (b) the events provided below: (i) the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained performing his/her functions to the Company, its subsidiaries, controlling companies and affiliates as of the date the options were granted, the shares assigned to him/her until the termination of his/her functions to the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may resolve that such receipt is contingent upon the execution and performance by the Beneficiary of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) the restrictions to the transfer of shares provided for in the Program shall remain in force.

In the event of severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), any options qualified to be exercised may be so, while in relation to any options not qualified to be exercised: (i) in case severance has occurred within twenty-four (24) months after the option grant, the Beneficiary will lose his/her right to receive the shares, except if the Beneficiary shall have allocated 100% of his Bonus to full exercise of options in the last five years (or in such shorter period in which he/she has become eligible to participate in the Company’s Programs), in which case the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors; and (ii) in case severance has occurred after twenty-four (24) months as of the option grant, the Beneficiary shall be entitled to receive, always on a pro rata basis to the number of calendar months completed during which he/she has remained in his/her office at the Company, its subsidiaries, controlling companies and affiliates, as of the grant date, the shares assigned to him/her until the date of termination of his/her employment with the Company, its subsidiaries, controlling companies and affiliates, provided that the Board of Directors may determine that receipt thereof shall be contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors.

In the event of severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), he/she shall be entitled to receive the shares after complying with the vesting period provided for in the Program. In this case, restrictions on the transfer of shares under the Program shall remain force.

In case of death or permanent disability of the Beneficiary – in the latter case, contingent upon the execution and performance, by the Beneficiary, of a non-compete agreement with the Company according to the terms and conditions established by the Board of Directors – he/she or his/her heirs or successors, as applicable, shall be entitled to immediately receive the shares resulting from the options granted, as well as the shares already assigned in the period, all of them free and clear.

Share Appreciation Rights

In relation to Lot A: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; (iii) renouncement or resignation; (iv) dismissal without cause; (v) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (vi) severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the Share Appreciation Rights will be canceled and terminated by operation of law.

In the events of (i) severance after a Beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on their grant date and ending on the severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the Beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In relation to Lot B: in the events of (i) dismissal for cause or similar reason; (ii) leave without pay for a period exceeding twenty-four (24) months; and (iii) renouncement or resignation, the Share Appreciation Rights shall be canceled and terminated by operation of law.

In the events of (i) dismissal without cause; (ii) severance resulting from outsourced services, sale of subsidiary, affiliate company or business unit of the Company; and (iii) severance after a Beneficiary has cumulatively achieved seventy (70) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date), the following rules shall apply: (a) severance before the 5-year vesting term: the Share Appreciation Rights shall be canceled and terminated by operation of law; (b) severance between 5 and 10 years of grant date anniversary: the Share Appreciation Rights shall be settled on a pro rata bass according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

In the events of (i) severance after a beneficiary has cumulatively achieved eighty (80) years (i.e. sum of his/her age and the duration of his/her service with the Company at severance date); and (ii) permanent disability, the Share Appreciation Rights granted during the period starting on the grant date and ending on severance date shall remain valid and their settlement shall comply with the vesting periods provided for in the relevant agreement, provided that receipt of the corresponding bonus shall be contingent upon the beneficiary executing and performing a non-compete agreement with the Company.

In the event of death of the beneficiary, the Share Appreciation Rights shall be settled on a pro rata basis according to a formula calculated based on the number of calendar months completed during the effectiveness of his/her employment contract with the Company and the beneficiary or, as applicable, his/her term of office as manager of the Company since the grant date.

13.5. Shares or quotas directly or indirectly held, in Brazil or abroad, and other securities convertible into shares or quotas issued by the Company, its direct or indirect shareholders, subsidiaries or affiliates by members of the Board of Directors, Executive Management and Fiscal Council, grouped by body, on the closing date of the last fiscal year:

Instruments issued by Ambev

Body	Nº Shares and ADRs	Nº Options	Total
Board of Directors	22,592,665	13,798,535	36,391,200
Executive Management	23,471,610	20,368,173	43,839,783
Fiscal Council	-	-	-
Total	46,064,275	34,166,708	80,230,983

Instruments issued by AB Inbev

Body	Nº Shares and ADRs	Nº Options	Total
Board of Directors	2,894,949	9,220,440	12,115,389
Executive Management	2,305,473	1,043,532	3,349,005
Fiscal Council	-	-	-
Total	5,200,422	10,263,972	15,464,394

13.6. In relation to share-based payments made to the Board of Directors and Executive Management recognized in the income statement of the last three fiscal years and the forecast for current year:

12/31/2013	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	5	-	3	1	9
Stock Options
Grant Date	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Number of Options Granted	1,728,250	2,320,675	-	2,577,575	701,175	4,346,625
Vesting Period	04/30/2013	04/30/2013	-	3/30/2014	8/28/2014	8/28/2014
Term for exercise of the Options	04/30/2018	04/30/2018	-	3/30/2019	8/28/2019	8/28/2019
Lock-up Period	n/a	n/a	-	n/a	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	3.44	3.44	-	2.14	3.65	3.65
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	3.53	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	5,775,811.50	7,755,695.85	-	6,828,975.65	2,539,936.32	15,745,214.40
Potential dilution upon exercise of all options granted	0.0110%	0.0148%	-	0.0165%	0.0045%	0.0277%

12/31/2013 Cont I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	8	2	-	1	9
Stock Options
Grant Date	03/30/2010	03/30/2010	08/19/2010-	-	11/30/2010	11/30/2010
Number of Options Granted	852,850	1,433,625	116,100	-	606,825	2,066,100
Vesting Period	03/30/2015	04/30/2015	03/30/2015	-	11/30/2015	11/30/2015
Term for exercise of the Options	03/30/2020	03/30/2020	03/30/2020	-	11/30/2020	11/30/2020
Lock-up Period	n/a	n/a	n/a	-	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	5.47	5.47	7.47	-	9.36	9.36
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	0.00	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	2,899,690.00	4,874,325.00	511,492.48	-	2,193,526.74	7,468,455.64
Potential dilution upon exercise of all options granted	0.0054%	0.0092%	0.0007%	-	0.0039%	0.0132%

12/31/2013 Cont II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	-	1	-	1	-
Stock Options
Grant Date	02/28/2011	-	02/28/2011	-	02/28/2011	-
Number of Options Granted	1,406,330	-	614,910	-	522,110	-
Vesting Period	04/27/2011	-	04/30/2012	-	04/30/2013	-
Term for exercise of the Options	04/27/2016	-	04/30/2017	-	04/30/2018	-
Lock-up Period	n/a	-	n/a	-	n/a	-
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	8.72	-	8.72	-	8.72	-
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-		-
(d) Options expired during the fiscal year	-	-	-	-		-
Fair value of options on grant date	12,595,260.61	-	5,507,207.91	-	4,676,079.95	-
Potential dilution upon exercise of all options granted	0.0090%	-	0.0039%	-	0.0033%	-

12/31/2013 Cont III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	4	9	5	11	5	10
Stock Options
Grant Date	11/30/2011	11/30/2011	11/30/2012	11/30/2012	12/02/2013	12/02/2013
Number of Options Granted	662,005	1,976,090	548,870	1,860,395	467,260	1,737,528
Vesting Period	11/30/2016	11/30/2016	11/30/2017	11/30/2017	12/02/2018	12/02/2018
Term for exercise of the Options	11/30/2021	11/30/2021	11/30/2022	11/30/2022	12/02/2023	12/02/2023
Lock-up Period	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	11.97	11.97	17.20	17.20	17.56	17.56
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-		-
(d) Options expired during the fiscal year	-	-	-	-		-
Fair value of options on grant date	2,840,001.45	8,477,426.10	3,079,160.70	10,436,815.95	2,854,958.60	10,616,296.08
Potential dilution upon exercise of all options granted	0.0042%	0.0126%	0.0035%	0.0119%	0.0030%	0.0111%

12/31/2012	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	4	2	9	-	3
Stock Options
Grant Date	04/30/2007	04/30/2007	04/30/2008	04/30/2008	-	04/30/2009
Number of Options Granted	2,071,725	995,350	1,728,250	2,899,625	-	2,577,575
Vesting Period	04/30/2002	04/30/2012	04/30/2013	04/30/2013	-	04/30/2014
Term for exercise of the Options	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019
Lock-up Period	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	3.10	3.10	4.29	4.29	-	2.98
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	14.26	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	5,123,790.27	2,461,699.62	5,775,811.50	9,690,546.75	-	6,828,975.65
Potential dilution upon exercise of all options granted	0.0132%	0.0064%	0.0111%	0.0185%	-	0.0165%

12/31/2012 Cont I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	9	1	9	2	-
Stock Options
Grant Date	08/28/2009	08/28/2009	03/30/2010	03/30/2010	08/19/2010	-
Number of Options Granted	701,175	4,912,225	852,850	1,837,800	116,100	-
Vesting Period	08/28/2014	08/28/2014	03/30/2015	03/30/2015	03/30/2015	-
Term for exercise of the Options	08/28/2019	08/28/2019	03/30/2020	03/30/2020	03/30/2020	-
Lock-up Period	n/a	n/a	n/a	n/a	n/a	-
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	4.49	4.49	6.32	6.32	7.47	-
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	2,539,936.323	17,794,043.84	2,899,690.00	6,248,520.00	511,492.48	-
Potential dilution upon exercise of all options granted	0.0045%	0.0314%	0.0055%	0.0118%	0.0007%	-

12/31/2012 Cont II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	9	1	-	1	-
Stock Options
Grant Date	11/30/2010	11/30/2010	02/28/2011	-	02/28/2011	-
Number of Options Granted	606,825	2,423,725	1,406,330	-	614,910	-
Vesting Period	11/30/2015	11/30/2015	04/27/2011	-	04/30/2012	-
Term for exercise of the Options	11/30/2020	11/30/2020	04/27/2016	-	04/30/2017	-
Lock-up Period	n/a	n/a	n/a	-	n/a	-
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	9.36	9.36	9.36	-	9.36	-
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	2,193,526.74	8,761,184.18	12,595,260.61	-	5,507,207.91	-
Potential dilution upon exercise of all options granted	0.0039%	0.0155%	0.0090%	-	0.0039%	-

12/31/2012 Cont III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	-	4	9	5	11
Stock Options
Grant Date	02/28/2011	-	11/30/2011	11/30/2011	11/30/2012	11/30/2012
Number of Options Granted	522,110	-	662,005	2,120,550	548,870	1,994,380
Vesting Period	04/30/2013	-	11/30/2016	11/30/2016	11/30/2017	11/30/2017
Term for exercise of the Options	04/30/2018	-	11/30/2021	11/30/2021	11/30/2021	11/30/2022
Lock-up Period	n/a	-	n/a	n/a	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	9.36	-	11.97	11.97	17.20	17.20
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	4,676,079.95	-	2,840,001.45	9,097,159.50	3,079,160.70	11,188,471.80
Potential dilution upon exercise of all options granted	0.0033%	-	0.0042%	0.0136%	0.0035%	0.0128%

12/31/2011	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	8	2	4	2	9
Stock Options
Grant Date	04/27/2006	04/27/2006	04/30/2007	04/30/2007	04/30/2008	04/30/2008
Number of Options Granted	4,906,455	1,909,750	2,071,725	1,769,550	1,728,250	2,899,625
Vesting Period	04/27/2011	04/27/2011	04/30/2012	04/30/2012	04/30/2013	04/30/2013
Term for exercise of the Options	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/30/2018	04/30/2018
Lock-up Period	n/a	n/a	n/a	n/a	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	3.04	3.04	3.47	3.47	4.66	4.66
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	14.60	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	12,756,783.00	4,965,350.00	5,125,447.65	4,377,867	5,775,811.50	9,690,546.75
Potential dilution upon exercise of all options granted	0.0217%	0.0119%	0.0133%	0.0127%	0.0112%	0.0189%

12/31/2011 Cont I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	-	3	1	9	1	9
Stock Options
Grant Date	-	03/30/2009	08/28/2009	08/28/2009	03/30/2010	03/30/2010
Number of Options Granted	-	2,577,575	701,175	4,912,225	852,850	1,837,800
Vesting Period	-	03/30/2014	08/28/2014	08/28/2014	03/30/2015	03/30/2015
Term for exercise of the Options	-	03/30/2019	08/28/2019	08/28/2019	03/30/2020	03/30/2020
Lock-up Period	-	n/a	n/a	n/a	n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	-	3.35	4.86	4.86	6.69	6.69
(b) Options lost during the fiscal year	-	--	-	-	-	-
(c) Options exercised during the fiscal year	-	--	-	-	-	-
(d) Options expired during the fiscal year	-	--	-	-	-	-
Fair value of options on grant date	-	6,828,975.65	2,539,936.32	17,794,043.84	2,899,690	6,248,520
Potential dilution upon exercise of all options granted	-	0.0167%	0.0045%	0.0318%	0.0055%	0.0119%

12/31/2011 Cont II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	-	1	9	1	-
Stock Options
Grant Date	08/19/2010	-	11/30/2010	11/30/2010	02/28/2011	-
Number of Options Granted	116,100	-	606,825	2,423,725	1,406,330	-
Vesting Period	03/30/2015	-	11/30/2015	11/30/2015	04/27/2011	-
Term for exercise of the Options	03/30/2020	-	11/30/2020	11/30/2020	04/27/2016	-
Lock-up Period	n/a	-	n/a	n/a	n/a	-
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	7.47	-	9.36	9.36	9.36	-
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	511,492	-	2,193,527	8,761,184	12,595,261	-
Potential dilution upon exercise of all options granted	0.0011%	-	0.0039%	0.0376%	0.0090%	-

12/31/2011 Cont III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	-	1	-	5	9
Stock Options
Grant Date	02/28/2011	-	02/28/2011	-	11/30/2011	11/30/2011
Number of Options Granted	614,910	-	522,110	-	662,005	2,120,550
Vesting Period	04/30/2012	-	04/30/2013		11/30/2016	11/30/2016
Term for exercise of the Options	04/30/2017		04/30/2018		11/30/2021	11/30/2021
Lock-up Period	n/a		n/a		n/a	n/a
Weighted average price of:
(a) Options outstanding in the beginning of fiscal year	9.36	-	9.36	-	11.97	11.97
(b) Options lost during the fiscal year	-	-	-	-	-	-
(c) Options exercised during the fiscal year	-	-	-	-	-	-
(d) Options expired during the fiscal year	-	-	-	-	-	-
Fair value of options on grant date	5,507,208	-	4,676,080	-	2,840,001	9,097,160
Potential dilution upon exercise of all options granted	0.0039%	-	0.0330%	-	0.0045%	0.0136%

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) For certain stock option plans, the exercise price is restated according to the variation of the IGP-M index and deducted from the amounts of dividends and interest on own capital paid by the Company since the date the options were granted, reason why the prices informed in each table (this is to say, in relation to 2011, 2010 and 2009, respectively) are different.

(3) The potential dilution considers that 100% of the options granted and outstanding are exercised on the base date of the Reference Form, namely, December 31, 2013, and that the Company issues new shares as a result of the exercise of such options. Dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance. For further information, please refer to item 13.9.

(4) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I hereto, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.7. Information regarding outstanding options held by the Board of Directors and Executive Management at the end of the last fiscal year:

12/31/2013	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	3	2	4	1	-
Grant Date	04/27/2006	04/27/2006	04/30/2007	04/30/2007	02/28/2011	-
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Options not qualified for exercise
Number of Options	3,500,125	340,900	2,071,725	895,625	1,406,330	-
Maximum term for exercise	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/27/2016	-
Lock-up Period	n/a	n/a	n/a	n/a	n/a	-
Weighted average price	2.25	2.25	3.44	3.44	8.72	-
Fair value of options on the last day of the fiscal year	53,333,070.68	5,194,455.57	30,692,473.28	11,652,117.08	18,296,409.55	-
Fair value of the total of options on the last day of the fiscal year	53,333,070.68	5,194,455.57	30,692,473.28	11,652,117.08	18,296,409.55	-

12/31/2013 Cont I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	5	-	3	1	9
Grant Date	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Options not qualified for exercise
Number of Options	-	-	-	2,577,575	701,175	4,346,625
Date on which they may be exercised	-	-	-	03/30/2014	08/28/2014	08/28/2014
Maximum term for exercise	-	-	-	03/30/2019	08/28/2019	08/28/2019
Lock-up Period	-	-	-	n/a	n/a	n/a
Weighted average price	-	-	-	2.14	20.61	20.61
Fair value of options on the last day of the fiscal year	-	-	-	38,671,351.67	9,626,923.95	59,677,866.87
Options not qualified for exercise
Number of Options	1,728,250	2,320,675	-	-	-	-
Maximum term for exercise	04/30/2018	04/30/2018	-	-	-	-
Lock-up Period	n/a	n/a	-	-	-	-
Weighted average price	2.14	2.14	-	-	-	-
Fair value of options on the last day of the fiscal year	23,544,226.27	31,614,926.83	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	23,544,226.27	31,614,926.83	-	38,671,351.67	9,626,923.95	59,677,866.87

12/31/2013 Cont II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	-	1	-	4	9
Grant Date	02/28/2011	-	02/28/2011	-	11/30/2011	11/30/2011
Options not qualified for exercise
Number of Options	614,910	278,050	522,110	-	662,005	1,976,090
Date on which they may be exercised	04/30/2012	04/30/2012	04/30/2008	-	11/30/2016	11/30/2016
Maximum term for exercise	04/30/2017	04/30/2017	04/30/2013	-	11/30/2021	11/30/2021
Lock-up Period	n/a	n/a	n/a	-	n/a	n/a
Weighted average price	8.72	8.72	8.72	-	11.97	11.97
Fair value of options on the last day of the fiscal year	7,816,883.50	3,534,638.33	5,844,499.34	-	7,063,051.55	21,083,263.02
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	7,816,883.50	3,534,638.33	5,844,499.34	-	7,063,051.55	21,083,263.02

12/31/2013 Cont III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	-	1	-	4	9
Grant Date	02/28/2011	-	02/28/2011	-	11/30/2011	11/30/2011
Options not qualified for exercise
Number of Options	614,910	278,050	522,110	-	662,005	1,976,090
Date on which they may be exercised	04/30/2012	04/30/2012	04/30/2008	-	11/30/2016	11/30/2016
Maximum term for exercise	04/30/2017	04/30/2017	04/30/2013	-	11/30/2021	11/30/2021
Lock-up Period	n/a	n/a	n/a	-	n/a	n/a
Weighted average price	8.72	8.72	8.72		11.97	11.97
Fair value of options on the last day of the fiscal year	7,816,883.50	3,534,638.33	5,844,499.34		7,063,051.55	21,083,263.02
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	7,816,883.50	3,534,638.33	5,844,499.34	-	7,063,051.55	21,083,263.02

12/31/2013 Cont IV	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	5	11	5	10
Grant Date	11/30/2012	11/30/2012	12/02/2013	12/02/2013
Options not qualified for exercise
Number of Options	548,870	1,860,395	467,260	1,737,528
Date on which they may be exercised	11/30/2016	11/30/2016	12/02/2018	12/02/2016
Maximum term for exercise	11/30/2022	11/30/2022	12/02/2023	12/02/2021
Lock-up Period	n/a	n/a	n/a	n/a
Weighted average price	17.20	17.20	17.84	17.84
Fair value of options on the last day of the fiscal year	5,397,539.28	18,294,960.72	4,893,352.51	18,196,158.47
Options not qualified for exercise
Number of Options	-	-	-	-
Maximum term for exercise	-	-	-	-
Lock-up Period	-	-	-	-
Weighted average price	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	5,397,539.28	18,294,960.72	4,893,352.51	18,196,158.47

12/31/2012	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	3	2	4	1	-
Grant Date	04/27/2006	04/27/2006	04/30/2007	04/30/2007	02/28/2011	-
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Options not qualified for exercise
Number of Options	3,500,125	469,850	2,071,725	995,350	1,406,330	-
Maximum term for exercise	04/27/2016	04/27/2016	04/30/2017	04/30/2017	04/27/2016	-
Lock-up Period	n/a	n/a	n/a	n/a	n/a	-
Weighted average price	2.30	2.30	2.73	2.73	8.72	-
Fair value of options on the last day of the fiscal year	51,844,957.54	6,959,566.67	29,811,658.68	14,322,863.54	13,481,014.37	-
Fair value of the total of options on the last day of the fiscal year	51,844,957.54	6,959,566.67	29,811,658.68	14,322,863.54	13,481,014.37	-

12/31/2012 Cont I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	9	-	3	1	9
Grant Date	04/30/2008	04/30/2008	-	03/30/2009	08/28/2009	08/28/2009
Options not qualified for exercise
Number of Options	1,728,250	2,899,625	-	2,577,575	701,175	4,912,225
Date on which they may be exercised	04/30/2013	04/30/2013	-	03/30/2014	08/28/2014	08/28/2014
Maximum term for exercise	04/30/2018	04/30/2018	-	03/30/2019	08/28/2019	08/28/2019
Lock-up Period	n/a	n/a	-	n/a	n/a	n/a
Weighted average price	3.92	3.92	-	2.61	4.12	4.12
Fair value of options on the last day of the fiscal year	23,021,360.31	38,624,800.75	-	38,135,833.47	9,537,318.63	66,815,638.02
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	23,021,360.31	38,624,800.75	-	38,135,833.47	9,537,318.63	66,815,638.02

12/31/2012 Cont II	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	9	2	-	1	9
Grant Date	03/30/2010	03/30/2010	08/18/2010	-	11/30/2010	11/30/2010
Options not qualified for exercise
Number of Options	852,850	1,837,800	116,100	-	606,825	2,423,725
Date on which they may be exercised	03/30/2015	03/30/2015	03/30/2015	-	11/30/2015	11/30/2015
Maximum term for exercise	03/30/2020	03/30/2020	03/30/2020	-	11/30/2020	11/30/2020
Lock-up Period	n/a	n/a	n/a	-	n/a	n/a
Weighted average price	5.95	6.32	7.47	-	9.36	9.36
Fair value of options on the last day of the fiscal year	10,672,626.74	22,998,362.45	1,368,427.73	-	6,677,287.75	26,669,812.95
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	10,672,626.74	22,998,362.45	1,368,427.73	-	6,677,287.75	26,669,812.95

12/31/2012 Cont III	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	1	-	1	-	4	9
Grant Date	02/28/2011	-	02/28/2011	-	11/30/2011	11/30/2011
Options not qualified for exercise		-
Number of Options	614,910	-	522,110	-	662,005	2,120,550
Date on which they may be exercised	04/30/2012	-	04/30/2008	-	11/30/2016	11/30/2016
Maximum term for exercise	04/30/2017	-	04/30/2013	-	11/30/2021	11/30/2021
Lock-up Period	n/a	-	n/a	-	n/a	n/a
Weighted average price	8.72	-	8.72		11.97	11.97
Fair value of options on the last day of the fiscal year	5,963,448.87	-	5,198,549.24		6,959,989.60	22,294,402.53
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	5,963,448.87	-	5,198,549.24		6,959,989.60	22,294,402.53

12/31/2012 Cont IV	Board of Directors	Executive Management
Number of members	5	11
Grant Date	11/30/2012	11/30/2012
Options not qualified for exercise
Number of Options	548,870	1,994,380
Date on which they may be exercised	11/30/2016	11/30/2016
Maximum term for exercise	11/30/2021	11/30/2021
Lock-up Period	n/a	n/a
Weighted average price	17.20	11.97
Fair value of options on the last day of the fiscal year	5,193,709.95	18,871,920.96
Options not qualified for exercise
Number of Options	-	-
Maximum term for exercise	-	-
Lock-up Period	-	-
Weighted average price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	5,193,709.95	18,871,920.96

12/31/2011	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	-	1	-	2	2	8
Grant Date	-	04/10/2003	-	10/08/2004	04/27/2006	04/27/2006
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Date on which they may be exercised	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Options not qualified for exercise
Number of Options	-	478,525	-	3,959,000	4,906,455	1,569,550
Maximum term for exercise	-	Undetermined	-	Undetermined	04/27/2016	04/27/2016
Lock-up Period	-	Undetermined	-	Undetermined	n/a	n/a
Weighted average price	-	2.66	-	2.66	2.66	2.66
Fair value of options on the last day of the fiscal year	-	6,440,947	-	53,288,140
Fair value of the total of options on the last day of the fiscal year	-	6,440,947	-	53,288,140	63,874,026	25,705,235

12/31/2011 Cont I	Board of Directors	Executive Management	Board of Directors	Executive Management	Board of Directors	Executive Management
Number of members	2	8	2	9	-	3
Grant Date	04/30/2007	04/30/2007	04/30/2008	04/30/2008	-	03/30/2009
Options not qualified for exercise
Number of Options	2,686,635	1,984,425	5	2,899,625	-	2,577,575
Date on which they may be exercised	04/30/2012	04/30/2012	04/30/2013	04/30/2013	-	03/30/2014
Maximum term for exercise	04/30/2017	04/30/2017	04/30/2018	04/30/2018	-	03/30/2019
Lock-up Period	n/a	n/a	n/a	n/a	-	n/a
Weighted average price	3.10	3.10	4.29	4.29	-	2.98
Fair value of options on the last day of the fiscal year	31,504,859	23,270,385	25,022,151	32,241,443	-	30,392,881
Options not qualified for exercise
Number of Options	-	-	-	-	-	-
Maximum term for exercise	-	-	-	-	-	-
Lock-up Period	-	-	-	-	-	-
Weighted average price	-	-	-	-	-	-
Fair value of options on the last day of the fiscal year	-	-	-	-	-	-
Fair value of the total of options on the last day of the fiscal year	31,504,859	23,270,385	25,022,151	32,241,443	-	30,392,881

12/31/2011 Cont II	Board of Directors	Executive Management
Number of members	5	9
Grant Date	11/30/2011	11/30/2011
Options not qualified for exercise
Number of Options	705,205	2,120,550
Date on which they may be exercised	11/30/2019	11/30/2019
Maximum term for exercise	11/30/2021	11/30/2021
Lock-up Period	n/a	n/a
Weighted average price	59.86	59.86
Fair value of options on the last day of the fiscal year	3,715,611.96	11,172,837.60
Options not qualified for exercise
Number of Options	-	-
Maximum term for exercise	-	-
Lock-up Period	-	-
Weighted average price	-	-
Fair value of options on the last day of the fiscal year	-	-
Fair value of the total of options on the last day of the fiscal year	3,715,611.96	11,172,837.60

(1) Whenever necessary, the number of options granted and fair value were adjusted to reflect all stock splits that took place within the relevant period.

(2) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I hereto, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.8. In relation to the options exercised and shares transferred as share-based compensation to the Board of Directors and Executive Management in the last three (3) fiscal years:

December 31, 2013

	Board of Directors	Executive Management
No. of members	-	3
Options exercised
Number of shares	-	437,950
Weighted average exercise price	-	R$3.52
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$6,421,993.78
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2012

	Board of Directors	Executive Management
No. of members	-	5
Options exercised
Number of shares	-	784,195
Weighted average exercise price	-	R$14.94
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$54,414,056.66
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

December 31, 2011

	Board of Directors	Executive Management
No. of members	-	2
Options exercised
Number of shares	-	598,550
Weighted average exercise price	-	R$11.91
Difference between the exercise price and the market value of the shares resulting from the options exercised	-	R$32,136,481.89
Shares transferred
Number of shares transferred	-	-
Weighted average acquisition price	-	-
Difference between the acquisition price and the market value of the shares acquired	-	-

(*) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I hereto, data related to periods before 2013 relates to Companhia de Bebidas das Américas – Ambev historical information.

13.9. Information required to understand the data disclosed in items 13.6 to 13.8 (including the pricing method applied to determine the value of shares and options):

Taking into account that the Company received the effective Programs of Companhia de Bebidas das Américas – Ambev, and that the same terms and conditions were kept, subject to the required adjustments, though the Migration Program, below is the criteria for comprehension of the information disclosed on sections 13.6 to 13.8, such as the explanation of shares and options pricing method used by Companhia de Bebidas das Américas – Ambev and now used by the Company.

In the case of Share Appreciation Rights, at the end of vesting period, the number of Share Appreciation Rights shall be converted into an amount in Brazilian Reais equal to the closing price of preferred shares or ADRs issued by the Company and traded at BM&FBovespa or NYSE, respectively, on the trading session immediately before such term, where each phantom stock shall correspond to one preferred share or ADR, as applicable.

a. pricing model

The fair value of options granted until 2010 and received by the Company is determined based on Hull Binomial Pricing Model, amended to reflect the directive of Technical Pronouncement CPC 10 – Share-Based Payment, that the premises regarding cancellation prior to the expiration term may not affect the fair value of an option

The model is based on the core assumption that price behavior of a share in future periods may be approached by two possible ways: one upward and another downward. Then, a binomial tree is built in relation to the share price. The upward and downward factors are determined based on volatility of the share and the time frame between the steps in the tree. The trajectories for share price are determined until maturity.

In parallel, a tree is also constructed to represent the option value for each period. The option value is determined backwards, this is to say, it starts from the expiration of vesting period. In the final period, the holder of the option shall decide whether to exercise the option or not.

For grants as from 2010, the fair value of grant 1 options corresponds to the closing price of shares of the same type traded at BM&FBOVESPA on the day immediately before its grant date, or in specific cases, e.g. the employees of certain subsidiaries, the average closing price of an American Depositary Receipt (“ADR”) during the same period, traded at the New York Stock Exchange – NYSE, provided that a discount may be applied under certain conditions as provided in each program. The fair value of grant 2 options shall correspond to the closing price of shares of the same type traded at BM&FBOVESPA on the trading session immediately before the grant date, or, in the case of Beneficiaries non-resident in Brazil, the closing price of ADRs traded at NYSE on the same date.

b. data and assumptions used in the pricing model, including the weighted average price of shares, the exercise price, the expected volatility, the duration of the option, expected dividends and risk free interest rate

Calculation date

According to Technical Pronouncement CPC 10 – Share-Based Payment, options must be assessed on the date of their respective grant (in this case, the date of approval of the relevant Program).

Weighted average price of shares

The price of the shares of the Company taken as basis to calculate the value of the respective options is their Market Value, as defined below.

Exercise price

Programs from 2006 to 2010

Lot A and Lot C options must be acquired for an exercise price corresponding to the average closing prices of shares of the same type traded at BM&FBOVESPA over a 30-day window before grant date (“Market Value”), or, in specific cases, e.g. to employees of subsidiaries of the Company headquartered abroad, the average closing price of ADRs traded at NYSE over the same period, or as specifically determined by the Program. The exercise price of Lot B options is the Market Value, applying a ten percent (10%) discount.

In the case of the Supplementary Option (Lot C), the amounts corresponding to dividends and interest on own capital effectively paid out by the Company on the underlying shares during the period between grant date and exercise date is deducted from the exercise price.

Programs beginning in 2010

For programs beginning in 2010, the exercise price of grant 1 options corresponds to the closing price of the underlying share traded at BM&FBOVESPA on the day immediately before grant date. In some specific cases, e.g. for employees of certain subsidiaries, the exercise price is the average closing price of American Depositary Receipts (“ADRs”) traded at the New York Stock Exchange (“NYSE”) over the same period, and, subject to certain conditions established in each Program, a discount shall be applied. The exercise price of grant 2 options corresponds to the closing price of stocks of the same type on the trading session of BM&FBOVESPA immediately before the grant date, or, in case of Beneficiaries residing abroad, the closing price of ADRs traded at NYSE on the same date.

Share Appreciation Rights

There is no exercise price for Share Appreciation Rights. They represent an obligation of the Company to pay to Beneficiary, on the date of expiration of the relevant terms contractually agreed, an amount corresponding to the market price of preferred shares of the Company traded at BM&FBOVESPA or ADRs traded at NYSE. There is no disbursement by the Beneficiary.

Expected volatility

The expected volatility is based on historical volatility calculated since March 29, 2004. Based on the Hull Binomial Model, it is assumed that all employees would exercise their options immediately if the price of the shares of the Company would reach 2.5 times the exercise price. The Company will not use the sliding window method, in which volatility estimate is fixed length "m" (ie, for each daily update information from the previous day is aggregated and the information of m+1 days ago is disregarded). To calculate the expected volatility, the Company used the daily stock returns of Companhia de Bebidas das Americas - AmBev, which Programs were migrated to the Company under the Migration Program, since March 29, 2004. For every daily update of the calculation, information concerning that day is added to the base and no information is disregarded. Therefore, the base has mobile extension beginning on March 29, 2004 until the date of calculation.

Duration of options

Programs from 2006 to 2010

According to the option granting model used by the Company, Lot A and Lot B options must be immediately exercised, since they have a duration equal to zero. The Supplementary Option, in turn, has a total duration of ten years, consisting of a five-year vesting period and a five-year exercise period.

Programs beginning in 2010

Under the 2010.2 and the 2011.1, 2012.1 and 2013.11 Programs, approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable, Grant 1 options must be exercised immediately, since they have a duration equal to zero. Grant 2 options under the 2010.3, 2011.2, 2012.2, 2012.3, 2013.2 and 2013.3 Programs (also approved by Companhia de Bebidas das Americas - AmBev or the Company, as applicable), in turn, have total duration of ten years, consisting of the vesting period and the exercise period.

Expected dividends (dividends distribution rate)

The dividends distribution rate represents the ratio between the dividend per share paid out over a certain period and the price of share in the market. The Companhia de Bebida das Américas – Ambev’s dividend distribution rate of 5% was calculated based on its history of dividends distribution and payment of interest on own capital. However, since some of the options granted are protected in terms of dividends, meaning that the amounts paid out as dividends and interest on own capital are deducted from their exercise price, in these cases, the Company’s dividends distribution rate is zero for purposes of calculating the fair value of the options.

Risk-free interest rate

The risk-free interest rates were obtained from the Central Bank of Brazil (Bacen) and refer to the rates of the Special System of Clearance and Custody (Selic) for securities with a similar maturity on the respective grant dates.

For illustrative purposes, the data explained in this item “b” was the following for the options granted in the fiscal years of 2013, 2012, 2011 and 2010:

OPTION PRICING MODEL
Assumptions	2013
Pricing Model	Binomial Hull
Fair value of options granted	6.11
Share price	17.09
Exercise price	17.09
Expected volatility(*)	32.8%
Vesting (years)	5
Expected dividends	from 0% to 5%
Risk-free interest rate	1.9% to 12,6%

Assumptions	2012
Pricing Model	Binomial Hull
Fair value of options granted	5.576
Share price	17.05
Exercise price	17.05
Expected volatility(*)	33%
Vesting (years)	4
Expected dividends	from 0% to 5%
Risk-free interest rate	from 2.1% (ADRs) to 11.2%

Assumptions	2011
Pricing Model	Binomial Hull
Fair value of options granted	4.496
Share price	11.10
Exercise price	9.28
Expected volatility(*)	33.7%
Vesting (years)	4
Expected dividends	de 0% a 5%
Risk-free interest rate	de 3.1% (ADRs) a 11.9%

(i) Information based on the average of the programs granted,, exception made to the estimate on dividends and risk-free interest rate

(ii) The percentages include the stock options and ADRs granted during the fiscal year, whereas ADRs are denominated in US Dollars.

(*) Historical volatility since 03/29/2004.

c. method used and assumptions made to incorporate the expected effects of early exercise of options

Based on the Hull Binomial Model used by the Company, it is assumed that all the employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

The premise for the period in which the option will be exercised after the expiration of the grace period is related to the behavior of the beneficiaries of the options, which differs from individual to individual. Ideally, measuring past behavior of participants of the Company would be a more appropriate way to estimate future behavior, however Company’s Plan, which received, under the Migration Program, the effective programs of Companhia de Bebidas das Americas – AmBev, underwent significant changes, especially in relation to the protection of dividends, relevant factor to the decision on the exercise of the option.

Given the abovementioned situation, and considering the adoption by Companhia de Bebidas das Americas - AmBev of the Binominal Hull Model for the evaluation of the options, Companhia de Bebidas das Americas - AmBev chose to use as a premise the average result of two studies cited by Hull himself, and carried out by Huddart and Lang and Carpenter, who concluded that the exercise of options in a compensation program occurred when the price of the stock issued by the Company reached 2.8 times the exercise price, in the first study, and 2.2 times the exercise price, in the second study.

d. how the expected volatility is determined

For the 2009 Programs, the expected volatility (approved by Companhia de Bebida das Américas – Ambev and received by the Company) is based on historical data of the last two hundred and fifty two (252) days. For the Programs beginning 2010 (also approved by Companhia de Bebida das Américas – Ambev and received by the Company), the expected volatility is measured since March, 2004. As explained in “c”, above, the Hull binomial model, adopted by the Company, assumes that all employees would exercise their options immediately if the price of the shares issued by the Company reached 2.5 times the exercise price.

e. has any other characteristic o the option been incorporated to the determination of its fair value

Calculation log of the potential dilution resulting from the exercise of options

The potential dilution mentioned in item 13.6.e above and represented in the table below considers that one hundred percent (100%) of the options granted to the members of the Board of Directors and Executive Management are exercised on the base date of this Form, this is to say, December 31, 2013, and that the Company issues new shares as a result of thereof. The dilution is calculated by the ratio between the number of new shares issued and the total number of shares of the capital stock after such issuance.

Body	Grant Date	Number of Options	Shares of the Capital Stock at the End of the Year (12/31/2013)	Potential dilution if all options are exercised
Board of Directors	04/27/2006	3,500,125	15,662,925,973	0.0223%
	04/30/2007	2,071,725	15,662,925,973	0.0132%
	04/30/2008	1,728,250	15,662,925,973	0.0110%
	08/28/2009	701,175	15,662,925,973	0.0045%
	03/30/2010	852,850	15,662,925,973	0.0054%
	08/19/2010	116,100	15,662,925,973	0.0007%
	11/30/2010	606,825	15,662,925,973	0.0039%
	02/28/2011	2,543,350	15,662,925,973	0.0162%
	11/30/2011	662,005	15,662,925,973	0.0042%
	11/30/2012	548,870	15,662,925,973	0.0035%
	12/2/2013	467,260	15,662,925,973	0.0030%
Executive Management	04/27/2006	340,900	15,662,925,973	0.0022%
	04/30/2007	895,625	15,662,925,973	0.0057%
	04/30/2008	2,320,675	15,662,925,973	0.0148%
	03/30/2009	2,577,575	15,662,925,973	0.0165%
	08/28/2009	4,346,625	15,662,925,973	0.0278%
	03/30/2010	1,433,625	15,662,925,973	0.0092%
	11/30/2010	2,066,100	15,662,925,973	0.0132%
	11/30/2011	1,976,090	15,662,925,973	0.0126%
	11/30/2012	1,860,395	15,662,925,973	0.0119%
	2/2/1984	1,737,528	15,662,925,973	0.0111%

(1)       When required, the number of options and fair value were adjusted to reflect the stock splits consummated in the period.

(2)       According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I to this Proposal, data related to periods before 2013 related to Companhia de Bebidas das Américas – Ambev historical information.

13.10. In relation to pension plans in effect granted to the members of the Board of Directors and Executive Management:

RETIREMENT BENEFITS	Board of Directors	Executive Management	Executive Management
No. of members	5	9	1
Name of the plan	Defined Contribution	Defined Contribution	Defined Benefit
Number of managers that are eligible to retire	2	0	0
Conditions to early retirement	53 years of age and 11 years of plan	53 years of age and 11 years of plan	53 years of age and 11 years of plan
Updated amount of contributions accrued until the end of the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$16,026,983.00	R$2,978,945.00	R$290,447.00
Total amount of contributions made during the last fiscal year, after deducting the amounts corresponding to contributions made directly by the managers	R$776,083.00	R$245,342.00	-
Possibility of and conditions to early redemption

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself.

Yes, in the event of termination of employment contract with the Company and provided that participant is neither eligible to a retirement benefit under the Plan, nor elects the pro rata deferred benefit, the portability or self-sponsorship. The amount redeemed shall correspond to the contributions made by the participant him/herself

13.11. Compensation of the Board of Directors, Executive Managementand Fiscal Council in the last three (3) fiscal years

12/31/2013

Body	No. of Members	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	10.00	8,871,395.00	313,047,70	1,224,164.20
Fiscal Council	6.00	313,047.70	156,523.85	234,785.83
Executive Management	11.00	20,694,410.44	1,731,534.14	5,544,094.18

12/31/2012
Body	No. of Members	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	9,75	10,338,743.02	335,512.67	1,883,026.92
Fiscal Council	6,00	295,201.44	147,600.67	231,880.10
Executive Management	10,25	15,731,876.07	1,544,914.59	4,947,884.31

12/31/2011
Body	No. of Members	Highest Individual Compensation	Lowest Individual Compensation	Average Individual Compensation
Board of Directors	10.00	10,858,172.83	439,949.01	2,272,807.21
Fiscal Council	6.00	466,210.70	116,529.48	252,275.62
Executive Management	9.33	16,430,619.31	3,214,819.37	4,550,712.60

(1) The average compensation presented in this item is calculating taking into account the number of members of the Board of Directors that receive compensation from the Company for their services.

(2) This corresponds to three (3) full members and three (3) alternate members of the Fiscal Council.

(3) Includes stock-based compensation and the Company's Controlling Shareholders.

(4) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I to this Proposal, data related to periods before 2013 related to Companhia de Bebidas das Américas – Ambev historical information.

13.12. Contractual arrangements, insurance policies and other instruments structuring compensation or indemnification mechanisms for the management in the event of dismissal from their job or retirement (including the financial consequences to the Company):

There are no contractual arrangements, insurance policies or other instruments structuring compensation or indemnification mechanisms to the management in case of dismissal from their job or retirement.

13.13. In relation to the three (3) last fiscal years, the percentage of the overall compensation of each body recognized in the earnings of the Company regarding the members of the Board of Directors, Executive Management and Fiscal Council that are parties related to the direct or indirect controlling shareholders, as defined by applicable accounting rules on the matter:

December 31, 2013

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	702,108.55	12,241,642.00	6%
Fiscal Council	-	-	1,408,715.00	-
Executive Management	-	-	60,985,036.00	-
Total	5.00	702,108.55	74,635,393.00	1%

December 31, 2012

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	666,402.88	13,181,188.44	5%
Fiscal Council	-	-	1,391,280.58	-
Executive Management	-	-	50,715,814.18	-
Total	5.00	666,402.88	65,288,283.19	1%

December 31, 2011

Body	Nº of Members	Related Party’s Compensation	Total Compensation	%
Board of Directors	5.00	263,572.08	13,636,843.24	2%
Fiscal Council	-	-	1,513,654.00	-
Executive Management	-	-	42,473,318.00	-
Total	5.00	263,572.08	57,623,815.24	0%

(*) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I to this Proposal, data related to periods before 2013 related to Companhia de Bebidas das Américas – Ambev historical information.

13.14. Regarding the three (3) last fiscal years, the amounts recognized in the income statement of the Company as compensation to the members of the Board of Directors, Executive Management or Fiscal Council, grouped by body, for any reason other than their position in the Company, such as, for instance, commissions or fees for consultancy or advisory services rendered:

There are no amounts recognized in the Company's results for the last three fiscal years as compensation for members of the Board of Directors, Executive Board or the Supervisory Board, since they did not receive compensation for their positions from the Company, as well as for any other reason (eg, consulting, advisory etc.).

13.15. In relation to the three (3) last fiscal years, the amounts recognized in the income statement of direct and indirect controlling shareholders, affiliates and subsidiaries of the Company, as compensation paid to the members of the Board of Directors, the Executive Management and Board of Officers of the Company, grouped by body, specifying the reason why such amounts were assigned to those individuals:

Fiscal Year of 2013 – Compensation received due to the position in the issuer

	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	-	R$19,098,738.21	-	19,098,738.21
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

Fiscal Year of 2012 – Compensation received due to the position in the issuer
	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	-	R$17,055,222.16	-	-
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-
Fiscal Year of 2011 – Compensation received due to the position in the issuer
	Board of Directors	Executive Management	Fiscal Council	Total
Direct and indirect shareholders	-	R$13,040,803.00	-	-
Companies controlled by the issuer	-	-	-	-
Affiliates	-	-	-	-

(*) According to the accounting method of predecessor cost adopted by the Company, as described in section 10.4 of Annex I to this Proposal, data related to periods before 2013 related to Companhia de Bebidas das Américas – Ambev historical information.

13.16. Other relevant information

As described on item 13.4 above, Company received through the Migration Program  certain programs approved by Companhia de Bebidas das Américas – Ambev. As of 2010, Companhia de Bebidas das Américas – Ambev approved stock option programs in which the exercise of the options is immediate, however a substantial part of the shares acquired is subject to the maintenance of the Beneficiary’s relationship with the Company for the term of five years as of the date of exercise

Given the Migration Program, the charts below demonstrate the same information required for plans with use of options with immediate exercise with five years lock-up of, under the Companhia de Bebidas da Américas – Ambev.

Information regarding deferred shares of the Board of Directors and Executive Management at the end of the last fiscal year and the amounts recorded in the results of the last three fiscal years of Companhia de Bebidas da Américas – Ambev and received by the Company.

	Board of Directors	Executive Management	Board of Directors	Executive Management
Nº of members	1	9	1	11
Stock Options
Grant date	March 28, 2011	March 28, 2011	March 22, 2012	March 22, 2012
Number of options granted	15,277	73,438	6,512	29,776
Number of options granted for immediate exercise	76,094	355,862	32,412	151,866
Lock up period	March 28, 2016	March 28, 2016	March 22, 2017	March 22, 2017
Weighted average exercise price:	45.87	45.87	72.00	72.00
Fair value of options on grant date	3,490,431.78	16,323,389.94	2,333,664.00	10,934,352.00
Potential dilution in case of exercise of all options granted	6,512,048.43	30,454,314.10	2,773,786.55	12,894,942.06
Dilution after exercise	0.00%	0.01%	0.00%	0.00%

ANNEX V – CAPITAL INCREASE

(pursuant to Annex 14 of CVM Instruction Nº 481, December 17, 2009, as amended)

1. Value of the increase in the new equity capital 2. Form of capital increase.

a. Capital Increase through the issuance of shares, arising from the partial capitalization of the tax benefit

With the purpose of carrying out the partial capitalization of the tax benefit earned by the Company with the partial amortization of the Special Premium Reserve IN 319/99 for the 2013 Fiscal Year, pursuant to the Article 7 of CVM Ruling N. 319/99, we propose the approval of a capital increase in the minimum amount of R$218,277,229.62, upon issuance of 13,566,018 common shares and the maximum amount of R$352,684,594.10, upon issuance of up to 21,919,490 common shares, at the issuance price of R$16.09 per share, which correspond to the closing price at the São Paulo Stock Exchange (BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros) on January 31, 2014, when the abovementioned tax benefit was earned. Of the shares to be issued: a) 13,566,018common shares shall be fully subscribed and paid in by Interbrew International B.V. and AmBrew S/A, both subsidiaries of Anheuser-Busch InBev N.V./S.A. (“ABI Subsidiaries”), controller of the Company, upon the capitalization of 70% of the abovementioned tax benefit, in the amount of R$218,277,229.62; b) up to 8,353,472 common shares, upon the exercise of their preemptive rights by the remaining shareholders in this capital increase, in a proportion of 0.139940902% of their respective stakes in the Company held on the date of the Ordinary and Extraordinary General Meetings, compliant with types, at the same price as mentioned above, for payment in cash on subscription thereto. Further information on the subscription process and the assignment of subscription rights will be disclosed in the Notice to the Shareholders to be published after the Ordinary and Extraordinary General Meeting.

In view of the above and pursuant to the terms set forth in the Merger Protocol of the company InBev Holding S.A. (as defined on item 3 below), the minimum amount of this capital increase shall be the amount necessary for the capitalization, by the ABI Subsidiaries, of 70% of the tax benefit earned by the Company in connection with the partial amortization of the Special Premium Reserve IN 319/99 for the 2013 Fiscal Year, in the total amount of R$ 218,277,229.62, upon issuance of 13,566,018 common shares, whereas the maximum amount for this capital increase, as described above, shall be of R$352,684,594.10, upon issuance of up to 21,919,490 common shares. In this sense, the Company clarifies that its intention is to ratify this capital increase in any amount within the abovementioned minimum and maximum amounts.

b. Capital increase without the issuance of shares arising from the partial capitalization of the tax benefit

For the reasons set forth in item 3 below, we also propose that the Ordinary and Extraordinary General Meeting should approve a capital increase of R$93,547,390.11, without the issuance of new shares, through the capitalization of 30% of the tax benefit earned by the Company with the partial amortization of its Special Premium Reserve IN 319/99 for the fiscal year ended December 31, 2013, pursuant to Article 7 of CVM Normative Ruling No. 319/99.

3. Explain in detail the reasons for the capital increase and its legal and economic consequences

a. Partial Capitalization of the Tax Benefit

As a result of the merger of InBev Holding Brazil S.A. into the Companhia de Bebidas das Américas – Ambev in 2005 (the Merger  ), the Companhia de Bebidas das Américas – Ambev has been posting a tax benefit each January arising from the partial amortization of the premium, compliant with the term set forth in Instruction Nº 319/99 issued by the Brazilian Securities Commission (CVM). As a consequence of the merger of Companhia de Bebidas das Américas – Ambev into the Company, the Company succeeded Companhia de Bebidas das Américas – Ambev´s right to post such tax benefit arising from the partial amortization of the premium, compliant with the term set forth in Instruction Nº 319/99 issued by CVM.

As allowed by CVM Instruction Nº 319/99, the Protocol and Justification signed on July 7, 2005 that addressed the Merger established that 70% of the portion of the Special Premium Reserve on the Merger corresponding to the tax benefit posted by the Company due to the amortization of the premium would be subject to capitalization to the benefit of the controlling shareholder, which at that time was called InBev N.V./S.A. (currently Anheuser-Busch InBev N.V./S.A., and hereinafter called AB InBev ),with the remaining 30% being capitalized without issuing new shares, consequently reverting in favor of all the shareholders of the Company.

In compliance with the matters agreed, the capital increases of Companhia de Bebidas das Américas – Ambev implemented since 2006 and arising from the capitalization of portions of the Special Premium Reserve built up through the Merger have been addressed through deliberations at General Meetings, in the amounts listed below, with the subscription of shares corresponding to 70% of such increases by the ABI Subsidiaries, with the remaining shareholders granted preemptive rights for proportional subscriptions to the additional shares

Ano	Year	Tax benefit (R$)	A-B InBev Subscription (70%) (R$)	Subscription Right of First Refusal (R$)
2006	19,376,853.18	13,530,026.66	3,433,071.93	5,846,826.52
2007	248,786,955.08	174,150,869.20	128,333,084.46	74,636,085.88
2008	438,908,385.06	307,235,839.32	55,662,245.58	131,672,545.74
2009	144,745,986.26	101,322,190.38	65,930,825.56	43,423,795.88
2010	535,326,966.20	374,728,735.67	246,375,962.38	160,598,230.53
2011	454,019,950.07	317,813,965.40	210,691,222.80	136,205,985.17
2012	369,882,613.25	258,917,829.27	173,367,247.56	110,964,783.97
2013	358,234,797.62	250,764,358.33	159,336,246.30	107,470,439.29

In virtue of the merger of Companhia de Bebidas das Américas – Ambev into the Company, as from January 2014 the above mentioned capital increases arising from the capitalization of portions of the premium special reserve in the Merger shall be deliberated by the Company´s shareholders´ meetings.

4. Provide a copy of the Report of the Fiscal Council, if applicable

The proposed increase in the equity capital was deliberated by the Fiscal Council at a meeting held on March 21, 2014. The respective Report was made available through the websites of the Brazilian Securities Commission (CVM) and the São Paulo Stock Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) through the Periodic Information System (IPE), as well as the Company s website (www.ambev.com.br/investidores).

5. Capital increase through subscription of Shares

a. Allocation of funds.

There will be no new capital raise but only the capitalization of reserves, in addition to the issue of shares in order to guarantee preemptive rights for the minority shareholders. The funds will be allocated to the working capital of the Company.

b. Number of shares issued of each type and class.

A minimum of 13,566,018 commons shares and a maximum of 21,919,490 common shares will be issued.

c. Describe the rights, advantages and constraints assigned to the shares to be issued.

The new shares issued will be assigned the same rights as those conferred on the Company s existing shares. The shares issued will participate in all benefits under equal conditions, including dividends and possible remuneration on capital that may be declared by the Company after the Board Meeting examining the subscription.

d. State whether the subscription will be private or public.

The subscription shall be private.

e. Should this consist of a private subscription, state whether the related parties as defined by the accounting rules addressing this matter will subscribe to shares for the capital increase, specifying the respective amounts when these amounts are already known

.

Year	Tax benefit (R$)	Subscription AB InBev (70%) (R$)
2013	311,824,633.71	218,277,229.62

f. State the issue price of the new shares or the reasons why the pricing must be delegated to the Board of Directors, for public distributions.

Common Share: R$16.09

g. State the Face Value of the shares issued or, for shares with no face value, the portion of the issue price that will be allocated to the capital reserve.

The entire issue price will be allocated to the equity capital.

h. Provide the opinion of the Management on the effects of the capital increase, above all with regard to the dilution caused by the increase.

The minority shareholders will be granted the right to subscribe to one new share in the same type as the shares held thereby for each 704.373 shares held thereby eliminating the effect of dilution for shareholders subscribing to the shares. For the minority shareholders that do not exercise the preemptive rights mentioned above, the potential dilution will be 0.0865% of the total capital.

i. State the issue price calculation criterion and justify in detail the economic aspects that determined this choice.

In line with the proposals for previous years, the issuance prices correspond to the closing price of the Company shares on January 31, 2014, at the BM&FBOVESPA S.A. Bolsa de Valores, Mercadorias e Futuros as set forth in Article 170, §1, item III, of Law No. 6,404/76, with this date corresponding to the day on which the Company was granted the abovementioned tax benefit, whose use is proposed to pay up the shares to be subscribed to by the controlling shareholder, in the terms of CVM Instruction Nº 319/99.

j. Should the issue price have been established with a premium or discount compared to the market value, give the reason for such premium or discount and explain how this was determined.

Not applicable.

k. Provide a copy of all the expert reports and studies underpinning the establishment of the issue price.

Not applicable.

l. State the share price for each of the types and classes of shares issued by the Company on the markets on which they are traded, identifying the:

i.     Minimum, Average and Maximum Share Prices for each year during the past 3 (three) years

Not applicable, since the Company´s shares initiated trading at BM&FBOVESPA on November 11, 2013.

ii.   Minimum. Average and Maximum Share Prices for each quarter during the past 2 (two) years

Not applicable, since the Company´s shares initiated trading at BM&FBOVESPA on November 11, 2013.

iii.  Minimum. Average and Maximum Share Prices for each month during the past 6 (six) months

March 2014 (up to March 20, 2014):

Share Price	Common Share (R$)
Minimum	16.36
Average	16.71
Maximum	16.87
February 2014:
Share Price	Common Share (R$)
Minimum	15.44
Average	16.34
Maximum	16.89
January 2014:
Share Price	Common Share (R$)
Minimum	15.87
Average	16.66
Maximum	17.24
December 2013:
Share Price	Common Share (R$)
Minimum	16.17
Average	16.63
Maximum	17.25

November 2013 (as form November 11, 2013):
Share Price	Common Share (R$)
Minimum	16.78
Average	17.15
Maximum	17.39
iv. Average share price for the past 90 (ninety) days
	Common Share (R$)
Share Price	16.58
m. state the share issue prices for capital increases conducted during the past 3 (three) years
Date of the capital increase	Total shares issued	Issue price
01/02/2014(1)	62,596	R$ 2.5012
12/19/2013	1,688,940	R$ 7.5205
10/17/2013	1,154,550	R$ 4.1117
07/30/2013	5,967,838,305	R$ 16.2629
06/17/2013	8,715,686,528	R$ 1.800
06/17/2013	1,343,558,569	R$ 0.539

(1) Company´s capital increase in virtue of the merger of Ambev Brasil Bebidas S.A., in January 2, 2014, when shares were issued in favor of Ambev Brasil Bebidas S.A. minority shareholders, in replacement of such company´s common shares for the Company´s common shares, in the proportion of 1.019657 Ambev Brasil Bebidas S.A. shares for each Company common share.

n. present the potential dilution percentage deriving from the issuance.

As informed on item h above, the potential dilution deriving from the share issuance abovementioned is of 0.0865% of the total capital.

o. state the periods, conditions and form of subscription and payment of the shares issued

The information on the periods, conditions and form of subscription and payment of the shares to be issued is set forth in details in items 1 and 2 above.

p. state whether the shareholders will have the preemptive right to subscribe to the new shares issued and describe in detail the terms and conditions to which this right is subject

The minority shareholders will be offered the right to subscribe to one new share for each 704.373 shares held thereby in compliance with the rules established in item o above. The abovementioned proportion was the same applied to the controlling shareholders, so as to prevent the dilution of minority shareholders.

q. provide information on the proposal drawn up by the Management for handling possible future unsubscribed shares.

On termination of the period to be approved by the General Meeting for subscription to the shares, the unsubscribed shares will be apportioned in compliance with the terms set forth in line b of Paragraph 7 of Article 171 of Law No. 6404/76, only among shareholders who have requested that unsubscribed shares be reserved for them in the subscription bulletin.

r. Describe in detail the procedures to be adopted if there is any planned partial ratification of the capital increase.

In case the issuance is not completely subscribed in the maximum amount proposed for the capital increase and, only if the minimum amount was subscribed, the capital increase shall be ratified, being secured to those who subscribed new shares the right to withdraw such subscription during a 30-day period. The Board of Directors is also empowered to verify the actual subscription and proceed with the filing of the relevant resolution with the Registry of Commerce (Law No. 6404/76, Article 166, first paragraph). The credit of the subscribed shares will be made on the next day following the referred to Board of Directors Meeting of the Company.

s. In the event the issuance price is paid in, totally or partially, with assets

i. Present the full description of the assets.

Not applicable.

ii. Clarify the relation between the assets to be paid in and the Company purpose.

Not applicable.

iii. Provide copy of the valuation of the assets, if available.

Not applicable

.

6. In case of a capital increase through the capitalization of profits or reserves

a. Inform if it will amend the Face Value of the shares, if any, or distribution de new shares among the shareholders.

The Company s shares do not have face value.

Pursuant to items 1, 2 and 3 above, one of the capital increases shall be carried out through the capitalization of a special goodwill reserve, whereas 70% of such reserve shall be capitalized by the controlling shareholder, upon the issuance of new shares, whereas the remaining shareholders shall be granted the respective preemptive rights for additional shares. The remaining 30% shall be capitalized, without the issuance of new shares, reverting the amount in favor of all shareholders of the Company.

b. state whether the capitalization of profits or reserves will be conducted with or without modifying the number of shares in companies issuing shares with no face value.

As indicated on items 1 and 2 above, with respect to the partial capitalization of the tax benefit, part of the capital increase shall be done through the issuance of new shares and, consequently, with the modification to the numbers of shares issued and the other part (30%) without the issuance of new shares.

c. in case of distribution of new shares.

i. State the number of shares issued of each type and class.

A minimum of 13,566,018 commons shares and a maximum of 21,919,490 common shares.

ii. State the percentage that the shareholders will receive in shares.

Not applicable.

iii. Describe the rights, advantages and constraints assigned to the shares to be issued.

The shares issued will be assigned the same rights conferred on the current shares. The shares issued will share in all benefits under equal conditions, including dividends and possible future remuneration on capital that may be declared by the Company after the Board Meeting checking subscription.

iv. State the acquisition cost in reais per share to be assigned for the shareholders to be able to comply with Article 10 of Law No. 9,249, dated December 26, 1995.

Common Share: R$16.09

v. State the treatment of the fractions, if applicable.

Not applicable.

d. state the period addressed in § 3 of Article 169 of Law No. 6,404/1976.

Not applicable.

e. state and provide information and documents as required in item 5 above, when applicable.

Not applicable.

7. In case of capital increase through the conversion of debentures into shares or by exercise of warrants
a. Inform the total number of shares issued of each type and class . Not applicable. b. Describe the rights, advantages and restrictions attributed to the new shares to be issued. Not applicable.

ANNEX VI - RESTATED BY-LAWS

“AMBEV S.A.

CNPJ nº 07.526.557/0001-00

NIRE 35.300.368.941

BY-LAWS

CHAPTER I

NAME, HEADQUARTERS, PURPOSE AND DURATION

Article 1 - AMBEV S.A. (“Company”) is a corporation (sociedade anônima), which shall be governed by these By-laws and by applicable law.

Article 2 – The Company has its headquarters and jurisdiction in the City of São Paulo, State of São Paulo. Branches, offices, deposits or representation agencies may be opened, maintained and closed elsewhere in Brazil or abroad, by resolution of its Board of Directors, for achievement of the Company’s purposes.

Article 3 – The purpose of the Company, either directly or by participation in other companies, is:

a)      the production and trading of beer, concentrates, soft drinks and other beverages, as well as foods and drinks in general, including ready-to-drink liquid compounds, flavored liquid preparations, powdered or tubbed guaraná;

b)     the production and trading of raw materials required for the industrialization of beverages and byproducts, such as malt, barley, ice, carbonic gas, as well as apparatus, machinery, equipment, and anything else that may be necessary or useful for the activities listed in item (a) above, including the manufacturing and sale of packages for beverages, as well as the manufacturing, sale and industrial use of raw material necessary for the manufacturing of such packages;

c)      the production, certification and commerce of seeds and grains, as well as the commerce of fertilizers and fungicides and other related activities, as necessary or useful to the development of the main activities of the Company as stated in these By-laws;

d)     the packaging and wrapping of any of the products belonging to it or to third parties;

e)    the agricultural cultivation and promotion activities in the field of cereals and fruits which are the raw material used by the Company in its industrial activities, as well as in other sectors that require a more dynamic approach in the exploration of the virtues of the Brazilian soil, mainly in the food and health segments;

f)     the operation on the following areas: research, prospecting, extraction, processing, industrialization, commercialization and distribution of mineral water, in all national territory;

g)     the beneficiation, expurgation and other phytosanitary services, and industrialization of products resulting from the activities listed in item (d) above, either for meeting the purposes of its industry or for trading of its byproducts, including, but not limited to, byproducts for animal feeding;

h)    the advertising of products belonging to it and to third parties, and the trading of  promotional and advertising materials;

i)      the rendering of technical, market and administrative assistance services and other services directly or indirectly related to the core activities of the Company;

j)       the importation of anything necessary for its industry and trade;

k)     the exportation of its products;

l)      the direct or indirect exploration of bars, restaurants, luncheonettes and similar places;

m)   the contracting, sale and/or distribution of its products and the products of its controlled companies, either directly or through third parties, using the means of transport required for distribution of such products, byproducts or accessories, and adoption of any system or instruction that, at the discretion of the Board of Directors, may lead to the envisaged purposes;

n) printing and reproduction of recorded materials, including the activities of printing, services of preprinting and graphic finishing and reproduction of recorded materials in any base.

Sole Paragraph – Additionally to the provisions of the caption of this Article, the Company may participate in or associate itself with other commercial and civil companies, as partner, shareholder or quotaholder, in Brazil or abroad.

Article 4 – The Company is established for an indeterminate term.

CHAPTER II

CAPITAL STOCK AND SHARES

Article 5 – The Capital Stock is of R$ ~~57,000,946,244.65~~57,120,224,858.34, divided into ~~15,664,342,206~~  15.666.169.882 nominative common shares, without par value.

Paragraph 1 – Each common share shall be entitled to one vote in the resolutions of the Shareholders’ Meeting.

Paragraph 2 – The Company shares are in the book-entry form, and shall be held in a deposit account in the name of the respective holders, with a financial institution indicated by the Board of Directors.

Paragraph 3 – The Company may suspend the services of transfer and splitting of shares and certificates in accordance with the Shareholders’ Meeting's determination, provided that this suspension does not exceed ninety (90) intercalary days during the fiscal year or fifteen (15) consecutive days.

Article 6 – The Company is authorized to increase its share capital up to the limit of 19,000,000 (nineteen billion) shares, irrespective of an amendment to the By-laws, by resolution of the Board of Directors, which shall resolve on the paying-up conditions, the characteristics of the shares to be issued and the issue price, and shall establish whether the increase shall be carried out by public or private subscription.

Sole Paragraph – The issuance of shares pursuant to any special laws regarding fiscal incentives (art. 172, sole paragraph, of Law 6,404/76) shall not give rise to preemptive rights to shareholders; provided, however, that shares subscribed with funds originated from fiscal incentives shall not carry preemptive rights for subscription in connection with any issuance of shares after such subscription.

Article 7 – The issuance of shares, debentures convertible into shares and subscription bonds, the placement of which shall be made (i) by sale on the stock exchange; (ii) by public subscription; or (iii) for share swap, in a public offering for acquisition of control which, under the terms of articles 257 and 263, of Law 6,404/76, may be carried out with exclusion of the preemptive right or with reduction in the period which is addressed in article 171, paragraph 4 of Law 6,404/76.

Article 8 – The Board of Directors may, based on a plan approved by the Shareholders’ Meeting, grant call options to management, employees or individuals that render services to the Company or companies under its control.

Article 9 – Failure by the subscriber to pay the subscribed value, on the conditions set forth in the bulletin or call shall cause it to be considered in default by operation of law, for purposes of articles 106 and 107 of Law 6,404/76, subjecting it to the payment of the amount in arrears, adjusted for inflation according to the variation in the General Market Price Index (IGP-M) in the shortest period permitted by law, in addition to interest at twelve percent (12%) per year, pro rata temporis, and a fine corresponding to ten percent (10%) of the amount in arrears, duly updated.

CHAPTER III

SHAREHOLDERS’ MEETINGS

Article 10 – The Shareholders’ Meeting has the power to decide on all businesses related to the object of the Company and to take any resolutions it may deem advisable for its protection and development.

Article 11 – Shareholders’ Meetings shall be convened and presided over by one of the Co-Chairmen of the Board of Directors, or person appointed by them, who may designate up to two secretaries.

Article 12 – Any resolutions of the Shareholders’ Meetings, except for the cases contemplated by law, shall be taken by an absolute majority of votes, excluding any blank votes.

Article 13 – Annual Shareholders’ Meetings shall be held within the first four months after the end of the fiscal year, and shall decide on matters under their authority, as set forth in law.

Article 14 – Extraordinary Shareholders’ Meetings shall be held whenever the interests of the Company so require, as well as in the events established in law and in these By-laws.

CHAPTER IV

MANAGEMENT OF THE COMPANY

Article 15 – The Company shall be managed by a Board of Directors and a Board of Executive Officers, pursuant to law and these By-laws.

Paragraph 1 – The Shareholders’ Meeting shall establish the aggregate compensation of the Management, which shall be apportioned by the Board of Directors, as provided for in Article 21 hereof.

Paragraph 2 – The management must adhere to the Manual on Disclosure and Use of Information and Policy for the Trading with Securities Issued by the Company, by executing the Joinder Agreement.

Paragraph 3 - The offices of Co-Chairmen of the Board of Directors and Chief Executive Officer of the Company may not be cumulated by the same person.

Paragraph 4 - At least  two members of the Board of Directors of the Company will be Independent Directors, it being understood, for the purposes hereof, as Independent Directors those in compliance with the following requirements:

a)      he/she must not be a Controlling Shareholder, or spouse or relative up to second-degree thereof;

b)      he/she must not have been, for the last three years, an employee or officer (i) of the Company or of a company controlled by the Company, or (ii) of the Controlling Shareholder or of a company controlled thereby (“Jointly-Controlled Company”);

c)      he/she must not be a supplier or buyer, whether direct or indirect, of services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, in all cases in magnitude which implies in the loss of independence;

d)     he/she must not be an employee or manager of a company or entity which is offering or requesting services and/or products of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company, as per item (c) above;

e)      he/she must not be a spouse or relative up to second degree of any manager of the Company, of a company controlled by the Company, of the Controlling Shareholder or of a Jointly-Controlled Company;

f)       he/she must not receive compensation by the Company, by a company controlled by the Company, by the Controlling Shareholder or by a Jointly-Controlled Company, except as a member of the Board of Directors (cash provisions from capital interests are excluded from this restriction).

Paragraph 5 - Directors elected pursuant to art. 141, paragraphs 4 and 5, of Law 6,404/76 will also be considered Independent Directors, notwithstanding of complying with the independence criteria provided in this Article.

SECTION I

BOARD OF DIRECTORS

Article 16 – The Board of Directors shall be composed of three (3) to fifteen (15) sitting members, with two (2) to fifteen (15) alternates, bound or not to a specific sitting Director, and shall be elected by the Shareholders’ Meeting and be dismissed thereby at any time, with a term of office of three (3) years, reelection being permitted.

Paragraph 1- Subject to the caption of this Article, the number of members that will make up the Board of Directors in each management period shall be previously established at each Shareholders’ Meeting whose agenda includes election of the members of the Board of Directors, and this matter shall be forwarded by the Chairman of the Shareholders’ Meeting.

Paragraph 2 - The Board of Directors may determine the creation of advisory committees formed in its majority by members of the Board of Directors, defining their respective composition and specific duties.  The rules of article 160 of Law No. 6,404/76 shall apply to members of the advisory committees.  It will be incumbent upon said committees to analyze and discuss the issues defined as being within the scope of their duties, as well as to formulate proposals and recommendations for deliberation by the Board of Directors.

Paragraph 3- The members of the Board of Directors shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until they are replaced by their successors.

Paragraph 4 - The Director shall have an indisputable reputation, and cannot be elected, unless waived by the Shareholders’ Meeting, if it (i) occupies a position in companies that can be considered as a competitor of the Company, or (ii) has or represents a conflicting interest with the Company; the voting rights of the Director cannot be exercised by him/her in case the same impediment factors are configured.

Article 17 - The Board of Directors shall have two (2) Co-Chairmen, with identical prerogatives and duties, who shall be elected by a majority of the members of the Board of Directors, immediately after said members are invested in office.

Article 18 - The Board of Directors shall meet, ordinarily, at least once each quarter and, extraordinarily, whenever necessary, upon call by any of its Co-Chairmen or by the majority of its members, through letter, email, telegram or personally, with at least 24 (twenty-four) hours in advance.

Article 19 - The Board of Directors shall be convened, operate and pass valid resolutions by the favorable vote of the majority of its members present in the meeting.

Paragraph 1 – The Directors may attend meetings by telephone, videoconferencing, telepresence or by previously sending their votes in writing.  In this case, the Director will be considered to be present at a meeting in order to ascertain the quorum for declaring it open and voting, with this vote being deemed valid for all legal effects, being included in minutes of such meeting.

Paragraph 2 – In the event of a tie in the resolutions of the Board of Directors, none of the Co-Chairmen shall have the casting vote, but only their own personal votes.

Paragraph 3 – The Director shall not have access to information or take part in meetings of the Board of Directors related to matters in which it has conflicting interests with the Company.

Article 20 - In the case of permanent absence or impediment of any Director, and if there is an alternate Director, the Board of Directors shall decide whether the alternate shall fill the vacant office, or if the vacant office shall be filled by a substitute on a permanent basis; the substitute Director shall, in any case, complete the term of office of the absent or impeded Director.

Sole Paragraph – In the event of temporary absence or impediment, the members of the Board of Directors shall be replaced by the respective alternates, or in the absence thereof, by another Director appointed for such purpose by the absent Director. In this latter case, the Director that is replacing the absent or impeded Director shall cast the vote of the absent Director in addition to his own vote.

Article 21 – The Board of Directors shall resolve on the matters listed below:

a)      establish the general direction of the Company's business, approving the guidelines, corporate policies and basic objectives for all the main areas of performance of the Company;

b)      approve the annual investment budget of the Company;

c)      approve the three-year strategic plan of the Company;

d)     elect and dismiss the Company's Officers, and set their attributions;

e)      supervise the management of the Board of Executive Officers, review at any time the books and documents of the Company, and request information regarding any acts executed or to be executed by the Company;

f)       attribute, from the aggregate value of the compensation established by the Shareholders’ Meeting, the monthly fees of each of the members of the Company's Management;

g)      define the general criteria on compensation and benefit policy (fringe benefits, participation in profits and/or sales) for the management and senior employees (namely, managers or employees in equivalent direction positions) of the Company;

h)      appoint the Company's independent auditors;

i)        resolve on the issue of shares and warrants, within the limit of the authorized capital of the Company;

j)        provide a previous manifestation on the management's report, the Board of Executive Officers' accounts, the financial statements for the fiscal year, and review the monthly balance sheets;

k)      submit to the Shareholders’ Meeting of the proposal of allocation of the net profits for the year;

l)        call the Annual Shareholders’ Meeting and, whenever it may deem advisable, the Extraordinary Shareholders’ Meetings;

m)    approve any business or agreements between the Company and/or any of its controlled companies (except those fully controlled), management and/or shareholders (including any direct or indirect partners of the Company's shareholders), without impairment of item “q” below;

n)      approve the creation, acquisition, assignment, transfer, encumbering and/or disposal by the Company, in any way whatsoever, of shares, quotas and/or any securities issued by any company controlled by the Company or associated to the Company; except in case of operations involving only the Company and companies fully controlled thereby or in case of indebtedness operation, in which case the provisions of item “o” bellow shall apply;

o)      approve the contracting by the Company of any debt in excess of ten percent (10%) of the Company's shareholders’ equity reflected on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

p)      approve the execution, amendment, termination, renewal or cancellation of any contracts, agreements or similar instruments involving trademarks registered or deposited in the name of the Company or any of its controlled companies; except in the event of licensing of brands to be used in gifts, advertising materials or disclosure in events for periods under three (3) years;

q)      approve the granting of loans and the rendering of guarantees of any kind by the Company for amounts exceeding one percent (1%) of the shareholders’ equity of the Company reflected on the latest audited balance sheet, to any third party, except in favor of any companies controlled by the Company;

r)       approve the execution by the Company of any long-term agreements (i.e., agreements executed for a term exceeding one year), involving an amount in excess of five percent (5%) of the shareholders’ equity of the Company, as shown on the latest audited balance sheet; this amount shall be considered per individual transaction or a series of related transactions;

s)       resolve on the Company's participation in other companies, as well as on any participation in other undertakings, including through a consortium or special partnership;

t)       resolve on the suspension of the Company's activities, except in the cases of stoppage for servicing of its equipment;

u)      authorize the acquisition of shares of the Company to be kept in treasury, be canceled or subsequently disposed of, as well as the cancellation and further sale of such shares, with due regard for applicable law;

v)      resolve on the issuance of Trade Promissory Notes for public distribution, pursuant to CVM Ruling No. 134;

w)    resolve, within the limits of the authorized capital, on the issuance of convertible debentures, specifying the limit of the increase of capital arising from debentures conversion, by number of shares, and the species and classes of shares that may be issued, under the terms of article 59 paragraph 2 of Law 6,404/76

x)      authorize the disposal of fixed assets, excepted for the ones mentioned in item “n” of this Article, and the constitution of collateral in an amount greater than 1% (one percent) of the shareholders’ equity reflected in the latest audited balance sheet. This amount will be considered per individual transaction or a series of related transactions;

y)      perform the other legal duties assigned thereto at the Shareholders’ Meeting or in these By-laws; and

z)      resolve on any cases omitted by these By-laws and perform other attributions not conferred on another body of the Company by the law or these By-laws.

Paragraph 1 – The decisions of the Board of Directors shall be recorded in minutes, which shall be signed by those present in the meeting.

Paragraph 2 – Any favorable vote cast by a Company representative in connection with any resolution on the matters listed above, in Shareholders’ Meetings and in other corporate bodies of the companies controlled by the Company, either directly or indirectly, shall be conditional on the approval of the Board of Directors of the Company.

SECTION II

BOARD OF EXECUTIVE OFFICERS

Article 22 – The Board of Executive Officers shall be composed of two (2) to fifteen (15) members, shareholders or not, of whom (i) one shall be the Chief Executive Officer (ii) one shall be the Sales Executive Officer, (iii) one shall be the People and Management Executive Officer, (iv) one shall be the Logistics Executive Officer, (v) one shall be the Marketing Executive Officer, (vi) one shall be the Industrial Executive Officer, (vii) one shall be the Chief Financial and Investor Relations Officer, (viii) one shall be the General Counsel, (ix) one shall be the Soft Drinks Executive Officer, (x) one shall be the Corporate Affairs Executive Officer, (xi) one shall be the Shared Services and Information Technology Executive Officer, and (xii) the remaining Officers shall have no specific designation; all of whom shall be elected by the Board of Directors, and may be removed from office by it at any time, and shall have a term of office of three (3) years, reelection being permitted.

Paragraph 1 – Should a position of Executive Officer become vacant or its holder be impeded, it shall be incumbent upon the Board of Directors to elect a new Executive Officer or to appoint an alternate, in both cases determining the term of office and the respective remuneration.

Paragraph 2 – It is incumbent upon the Executive Board to exercise the prerogatives that the law, the By-laws and the Board of Directors confer upon it for the performance of the actions required for the Company to function normally.

Paragraph 3 – The Executive Officers shall be invested in office upon the execution of the respective instrument, drawn up in the proper book, and shall remain in office until their successors are vested in office.

Article 23 – The Executive Board, whose presidency will be held by the Chief Executive Officer, shall meet as necessary, it being incumbent upon the Chief Executive Officer to call and to be the chairman of the meeting.

Article 24 – It is the Chief Executive Officer’s responsibility to:

a)    submit the annual work plans and budgets, investment plans and new Company expansion programs to the Board of Directors for approval, causing them to be carried out, pursuant to their approval;

b)  formulate the Company’s operating strategies and guidelines, as well as establishing the criteria for executing the resolutions of the Shareholders’ Meetings and of the Board of Directors, with the participation of the other Executive Officers;

c)    supervise all the Company’s activities, providing the guidelines best suited to its corporate purpose;

d)   coordinate and oversee the activities of the Board of Executive Officers; and

e)   exercise the other prerogatives conferred upon it by the Board of Directors.

Article 25 – It is  the   Sales Executive Officer’s responsibility to:

a) develop the strategic sales planning of the Company;

b) be responsible for the management of the commercial team and develop and implement an action model for the sector; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 26 – It is the People and Management Executive Officer’s responsibility to:

a) organize and manage the Company’s human resources; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 27 -  It is the Logistics Executive Officer’s responsibility to:

a) establish, manage and be responsible for the pre-production and post-production distribution and logistics strategy of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 28 -  It is the Marketing Executive Officer’s responsibility to:

a) be responsible for the direction, planning and control of the marketing area of the Company; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 29 – It is the Industrial Executive Officer’s responsibility to:

a) manage the branches, warehouses, industrial plants and other units of the Company related to its industrial production; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 30 – It is the Chief Financial and Investor Relations Officer’s responsibility to:

a) manage and respond for the budget control of the Company;

b) provide managerial and financial information;

c) be responsible for the control over the cash flow and financial investments of the Company;

d)  provide any and all information to investors, to the Brazilian Securities and Exchange Commission (Comissão de Valores Mobiliários) and to BM&FBOVESPA S.A. – Bolsa de Valores, Mercadorias e Futuros

e)  maintain the registration of the Company as an openly-held company updated; and

f) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 31 -  It is the General Counsel’s responsibility to:

a) establish, manage and coordinate the legal strategy adopted by the Company, and to supervise its judicial and administrative proceedings;

b) be responsible for the Company’s corporate documents; and

c) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 32 – It is the Soft Drinks Executive Officer’s responsibility to:

a) coordinate and supervise the non-alcoholic and non-carbonated drinks sector, and establish its planning strategy; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 33 – It is the Corporate Affairs Executive Officer’s responsibility to:

a) respond for the external communication, as well as the Company’s corporate and governmental relations; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 34 – It is the Shared Services and Information Technology Executive Officer’s responsibility to:

a) respond for the direction, planning and control of the information technology sector of the Company, as well as of its shared services center; and

b) exercise the other prerogatives conferred upon it by the Board of Directors.

Article 35 – It is incumbent upon the other Executive Officers to exercise the prerogatives conferred upon them by means of a Meeting of the Board of Directors, which may establish specific titles for their positions.

Article 36 - The Documents involving the Company in any commercial, banking, financial or equity liability, such as agreements in general, check endorsements, promissory notes, bills of exchange, trade bills and any credit instruments, debt acknowledgments, granting of aval   guarantees and sureties, credit facility agreements, acts performed by branches, ad negocia and ad judicia powers of attorney, and any other acts creating any liability for the Company or waiving third-party obligations or obligations to the Company, shall be valid upon the signature of two members of the Executive Board.

Paragraph 1 – The representation of the Company in the aforementioned documents may be delegated to an attorney-in-fact, and such documents may be executed by an Attorney-in-Fact in conjunction with an Officer, or by two Attorneys-in-Fact, jointly, provided that the instruments of power of attorney appointing these attorneys-in-fact are executed by two Officers.

Paragraph 2 - The Company shall be represented, individually, by any of the Officers or by a duly appointed Attorney-in-Fact, as regards receipt of service of process or judicial notices and rendering of personal deposition.

CHAPTER V

FISCAL COUNCIL

Article 37 – The Company shall have a Fiscal Council, on a permanent basis, composed of three (3) to five (5) members and an equal number of alternates. All of its members shall be elected at a Shareholders’ Meeting and by it removed at any time. Their term of office shall expire at the Annual Shareholders’ Meeting to be held following their election, reelection being permitted.

Paragraph 1 – In order for the Fiscal Council to function, the majority of its members must attend its meeting.

Paragraph 2  -   It shall be incumbent upon the Fiscal Council to elect its Chairman in the first meeting to be held after its instatement.

Paragraph  3    - In addition to the duties conferred to it by these By-laws and by law, the Fiscal Council shall establish in its Internal Regiment the procedures for receiving, recording and treating complaints received in connection with accounting, internal accounting controls and matters related with the auditing of the Company, as well as any other communication received on such matters.

Paragraph 4 - The provisions of Paragraph 2 of Article 15 of these By-laws apply to the members of the Fiscal Council.

Article 38 – The compensation of the Fiscal Council's members shall be established by the Shareholders’ Meeting that elects them.

CHAPTER VI

FISCAL YEAR, BALANCE SHEET AND RESULTS

Article 39 – The fiscal year shall have the duration of one year, and shall end on the last day of December of each year.

Article 40 - At the end of each fiscal year, the financial statements determined by law shall be drawn up in accordance with the Company's bookkeeping.

Paragraph 1 – The Board of Directors may resolve to draw up half-yearly balance sheets or for shorter periods, and approve the distribution of dividends and/or interest on net equity based on the profits ascertained in such balance sheets, subject to the provisions set forth in Article 204 of Law No. 6,404/76.

Paragraph 2 – At any time, the Board of Directors may also resolve on the distribution of interim dividends and/or interest on net equity based on the accrued profits or existing profits reserves presented in the latest yearly or half-yearly balance sheet.

Paragraph 3 – The interim dividends and interest on net equity shall always be considered as an advance on the minimum mandatory dividends.

Article 41 - From the profits ascertained in each year, accumulated losses and a provision for income tax shall be deducted prior to any other distribution.

Paragraph 1 – Over the amount ascertained as provided for in the caption of this Article, it will be calculated:

a)      the statutory participation of the Company’s employees up to the maximum limit of 10% (ten percent), to be distributed according to the parameters to be established by the Board of Directors; and

b)      the statutory participation of the management, up to the maximum legal limit.

Paragraph 2 – Over the amount ascertained as provided for in the caption of this Article, it may be calculated, in addition, up to the limit of 10% (ten percent), a contribution for the purpose of meeting the charges of the assistance foundation for employees and management of the Company and its controlled companies, with due regard for the rules established by the Board of Directors to this effect.

Paragraph 3 – The following allocations shall be made from the net income of the fiscal year, obtained after the deductions dealt with in the previous paragraphs:

a)      five percent (5%) shall be allocated to the legal reserve, up to twenty percent (20%) of the paid-in capital stock or the limit established in article 193, paragraph 1 of Law No. 6,404/76;

b)     from the balance of the net profit of the fiscal year, obtained after the deduction mentioned in item (a) of this Article and adjusted pursuant to article 202 of Law No. 6,404/76, forty percent (40%) shall be allocated to pay the mandatory dividend to all its shareholders; and

c)     an amount not greater than sixty percent (60%) of the adjusted net profits shall be allocated to the formation of an Investment Reserve, for the purpose of financing the expansion of the activities of the Company and its controlled companies, including through subscription of capital increases or the creation of new business developments.

Paragraph 4 – The reserve set out in item (c) of paragraph 3 of this Article may not exceed eighty percent (80%) of the capital stock. Upon reaching this limit, the Shareholders’ Meeting shall resolve either to distribute the balance to the shareholders or increase the Company’s corporate capital.

CHAPTER VII

LIQUIDATION, WINDING-UP AND EXTINGUISHMENT

Article 42 – The Company shall be liquidated, wound up and extinguished in the cases contemplated by law or by resolution of the Shareholders’ Meeting.

Paragraph 1 – The manner of liquidation shall be determined at a Shareholders’ Meeting, which shall also elect the Fiscal Council that will function during the liquidation period.

Paragraph 2 - The Board of Directors shall appoint the liquidator, establish its fees and determine the guidelines for its operation.

CHAPTER VIII

GENERAL PROVISIONS

 Article 43 – The dividends attributed to the shareholders shall be paid within the legal time frames, and monetary adjustment and/or interest shall only be assessed if so determined by the Shareholders’ Meeting.

Sole Paragraph – The dividends not received or claimed shall become time-barred within three years from the date on which they were made available to the shareholder, and shall revert to the benefit of the Company.

Article 44 – The Company shall comply with the shareholders' agreements registered as provided for in article 118 of Law No. 6,404/76.

Article 45 – The Company will provide the members of the Board of Directors, of the Board of Executive Officers and of the Fiscal Council, or the members of any corporate bodies with technical functions set up to advise the managers, a legal defense in lawsuits and administrative proceedings filed by third parties during or after their respective terms of office, for acts performed during the exercise of their functions, including through a permanent insurance policy, shielding them against liability for acts arising from the exercise of their positions or functions, including the payment of court costs, legal fees, indemnifications and any other amounts arising from such proceedings.

Paragraph 1 – The guarantee set forth in the caption of this Article extends to employees working regularly to comply with powers-of-attorneys granted by the Company or the subsidiaries controlled by the Company.

Paragraph 2 – If any of the persons mentioned in the caption or in Paragraph 1 of this Article be sentenced by a final court decision due to negligent or criminal conduct, the Company must be reimbursed by such person for all costs and expenses disbursed on legal assistance, as set forth by law.”

***

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 1, 2014

AMBEV S.A.

By:	/s/ Nelson José Jamel
Nelson José Jamel Chief Financial and Investor Relations Officer